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Exhibit 99.2

2012

NOTICE OF MEETING AND
MANAGEMENT PROXY CIRCULAR

Annual meeting of shareholders

May 1, 2013

NOTICE OF ANNUAL GENERAL MEETING

NOTICE IS HEREBY GIVEN that the annual meeting of the common shareholders (the "Meeting") of TALISMAN ENERGY INC. (the "Company") will be held in the Macleod Hall, South Building, Lower Level of the Calgary TELUS Convention Centre, 120 - 9th Avenue SE, Calgary, Alberta, Canada, on Wednesday, May 1, 2013 at 11:00 a.m. (Mountain Daylight Time) for the following purposes:

1.
to receive the annual report and the consolidated financial statements of the Company for the year ended December 31, 2012 together with the report of the auditor thereon;

2.
to elect the directors for the ensuing year;

3.
to appoint the auditor for the ensuing year;

4.
to vote, on an advisory basis, on the acceptance of the Company's approach to executive compensation, as described in the Management Proxy Circular accompanying this Notice of Meeting; and

5.
to transact such further and other business as may properly come before the Meeting or any adjournment thereof.

The procedures by which shareholders may exercise their right to vote with respect to matters at the Meeting will vary depending on whether a shareholder is a registered shareholder (that is, a shareholder who holds common shares directly in his, her or its own name and is entered on the register of common shareholders), or a non-registered shareholder (that is, a shareholder who holds common shares through an intermediary such as a bank, trust company, securities dealer or broker).

YOUR VOTE IS IMPORTANT. Registered holders of common shares unable to attend the Meeting in person are requested to complete the enclosed Form of Proxy and return it in the envelope provided to the Company's transfer agent and registrar, Computershare Trust Company of Canada, 100 University Avenue, Toronto, Ontario, M5J 2Y1 no later than 11:00 a.m. (Mountain Daylight Time) on April 29, 2013, or two business days preceding any adjournment of the Meeting. Alternatively, telephone and Internet voting options are available. Please see the Form of Proxy for more details. Non-registered shareholders are advised to refer to the Company's Management Proxy Circular and to the Voting Instruction Form for instructions relevant to them. Late proxies may be accepted or rejected by the Chairman of the Meeting at his sole discretion; the Chairman of the Meeting is under no obligation to accept or reject a late proxy. The Chairman of the Meeting may waive or extend the proxy cut-off without notice.

DATED at Calgary, Alberta, this 6th day of March, 2013.

BY ORDER OF THE BOARD

C. Tamiko Ohta
Vice President, Legal and Corporate Secretary

Full instructions explaining the process for a shareholder to attend the Meeting in person are set out in the Management Proxy Circular accompanying this Notice of Meeting. Shareholders who have questions may call Kingsdale Shareholder Services Inc. toll-free at 1-866-581-1570 in North America or call collect at (416) 867-2272 outside North America or email at contactus@kingsdaleshareholder.com.

MANAGEMENT PROXY CIRCULAR

Table of Contents

I.	General Proxy Information	01

	Distribution of Meeting Materials	01

	Questions & Answers – Voting and Proxies	01

II.	Business of the Meeting	05

	Election of Directors	05

	Appointment of Auditor	15

	Advisory Vote on Executive Compensation	15

III.	Corporate Governance	16

	Communications and Shareholder Engagement	16

	Standards & Practices	17

	Governance Principles	17

	Role of the Board	18

	About the Board	20

	Board Committees	27

IV.	Director Compensation	34

	Compensation Philosophy and Program Design	34

	Annual Compensation Review Process	34

	Director Compensation Elements	35

	Director Compensation Tables	37

V.	Executive Compensation	39

	Letter to Shareholders	40

	Compensation Discussion and Analysis	44

	Executive Compensation Tables	68

VI.	Other Information	79

	Securities Authorized for Issuance Under Equity Compensation Plans	79

	Employee Stock Option Plan	79

	Indebtedness of Directors and Officers	80

	Interests of Informed Persons in Material Transactions	80

	Shareholder Proposals	81

	Additional Information	81

	Directors' Approval	81

Appendix A – Terms of Reference – Board of Directors		82

Appendix B – Advisories		85

I.      GENERAL PROXY INFORMATION

This management proxy circular (the "Circular") is furnished in connection with the solicitation of proxies by or on behalf of the management of TALISMAN ENERGY INC. (the "Company" or "Talisman") for use at the annual meeting of common shareholders of the Company (the "Meeting") and at any adjournment thereof, for the purposes set forth in the attached notice of Meeting ("Notice of Meeting"). The Meeting is to be held in the Macleod Hall, South Building, Lower Level of the Calgary TELUS Convention Centre, 120 - 9th Avenue SE, Calgary, Alberta, Canada, on Wednesday, May 1, 2013 at 11:00 a.m. (Mountain Daylight Time). Please read this Circular to obtain information about how you may participate at the Meeting either in person or through the use of proxies.

All dollar amounts in this Circular are presented in Canadian dollars ("C$"), except where otherwise indicated.

Distribution of Meeting Materials	01

Questions & Answers – Voting and Proxies	01

Meeting	01

Who Can Vote	02

How To Vote	02

Changing Your Vote	03

General Information	04

Distribution of Meeting Materials

This Circular and related Meeting materials are being sent to both registered and non-registered owners of common shares of the Company ("Common Shares"). You may receive multiple packages of Meeting materials if you hold Common Shares through more than one intermediary, or if you are both a registered shareholder and a non-registered shareholder for different shareholdings.

Should you receive multiple packages, you should repeat the steps to vote through a proxy, appoint a proxyholder or attend the Meeting, if desired, separately for each package to ensure that all the Common Shares from the various shareholdings are voted at the Meeting.

Questions & Answers – Voting and Proxies

Your vote is very important to Talisman. We encourage you to exercise your right to vote through one of the various methods outlined below.

The questions and answers below give general guidance for voting your Common Shares. Unless otherwise noted, all answers relate to both registered and non-registered shareholders. If you have any questions, you may call Kingsdale Shareholder Services Inc. ("Kingsdale") toll-free at 1-866-581-1570 in North America or call collect at (416) 867-2272 outside North America or email at contactus@kingsdaleshareholder.com.

Meeting

Q:      What am I voting on?

A:
You will be voting on:

•
election of directors;

•
appointment of the auditor; and

•
acceptance, on an advisory basis, of the Company's approach to executive compensation, as described in the Circular.

Q:       What if there are amendments or if other matters are brought before the Meeting?

A:
Your proxyholder has discretionary authority for amendments that are made to matters identified in the Notice of Meeting and other matters that may properly come before the Meeting, or any adjournment thereof. As of the date of this Circular, management of the Company is not aware of any such amendments or other matters to be presented at the Meeting; however, if any such matter is presented, your Common Shares will be voted in accordance with the best judgment of the proxyholder named in the form of proxy. Where you have not specifically appointed a person as proxyholder, a management nominee will be the proxyholder, and your Common Shares will be voted in accordance with the best judgment of the management nominee.

MANAGEMENT PROXY CIRCULAR       1

Who Can Vote

Q:      Am I entitled to vote?

A:
You are entitled to vote if you were a holder of Common Shares as of the close of business on March 11, 2013, which is the record date for the Meeting. Each Common Share is entitled to one vote.

How To Vote

Q:      How do I vote?

A:
How you vote depends on whether you are a registered shareholder or a non-registered shareholder. Please read carefully the voting instructions below that are applicable to you.

Q:       Am I a registered shareholder?

A:
Only a relatively small number of shareholders of Talisman are registered shareholders. You are a registered shareholder if you hold any Common Shares: (a) in your own name and you have a share certificate; or (b) through the Direct Registration System. As a registered shareholder, you are identified on the share register maintained by the Company's registrar and transfer agent, Computershare Trust Company of Canada ("Computershare"), as being a shareholder.

Q:      Am I a non-registered shareholder (also commonly referred to as a beneficial shareholder)?

A:
Most shareholders of Talisman are non-registered shareholders. You are a non-registered shareholder if your Common Shares are held in an account in the name of an intermediary, such as a bank, broker or trust company. You do not have a share certificate registered in your name, but your ownership interest in Common Shares is recorded in an electronic system maintained by parties other than the Company. In that case, you are not identified on the share register maintained by Computershare as being a shareholder; rather, the Company's share register shows the shareholder of your Common Shares as being the depositary or intermediary through which you own the shares.

Q:      How do I vote if I am a registered shareholder?

A:
If you are a registered shareholder, you may vote your Common Shares in one of the following ways:

  1.    Attend the Meeting

  If you wish to vote in person at the Meeting, do not complete or return the form of proxy included with the materials sent to you. Simply attend the Meeting and you will be entitled to vote during the course of the Meeting. When you arrive at the Meeting, please register with Computershare at the registration table.

  2.    By Proxy

  You can vote by proxy whether or not you attend the Meeting. To vote by proxy, please complete the enclosed form of proxy and return it in accordance with the instructions provided.

  You may choose the directors included on the form of proxy to be your proxyholder, or you may appoint another person or company to be your proxyholder. The names already inserted on the form of proxy are C.R. Williamson, Chairman of the Board of Directors and a director of the Company, and H.N. Kvisle, President and Chief Executive Officer and a director of the Company. Unless you choose another person or company to be your proxyholder, you are giving these people the authority to vote your Common Shares at the Meeting or at any adjournment of the Meeting.

  To appoint another person or company to be your proxyholder, you should insert the other person's name or the company's name in the space provided. If you appoint someone else, he or she must be present at the Meeting to vote your Common Shares. If you do not insert a name, the directors and officer named above are appointed to act as your proxyholder.

  You may also use a different form of proxy than the one included with the materials sent to you, if you so desire. Please note that in order for your vote to be recorded, your proxy must be received by Computershare at 100 University Avenue, Toronto, Ontario, M5J 2Y1 no later than 11:00 a.m. (Mountain Daylight Time) on April 29, 2013 or two business days before any adjournment of the Meeting.

  Registered shareholders may vote by proxy by any of the following means:

  •
  by mail to the address listed above (a prepaid and pre-addressed envelope is enclosed);

  •
  by hand or by courier to the address listed above;

  •
  by telephone at 1-866-732-VOTE (8683); or

  •
  by Internet at www.investorvote.com.

2       TALISMAN ENERGY

Q:      How will my shares be voted?

A:
On the form of proxy, you can indicate how you want your proxyholder to vote your Common Shares, or you can let your proxyholder decide for you. If you have specified on the form of proxy how you want your Common Shares to be voted on a particular issue (by marking FOR, AGAINST or WITHHOLD), then your proxyholder must vote your Common Shares accordingly. If you have not specified on the form of proxy how you want your Common Shares to be voted on a particular issue, then your proxyholder can vote your shares as he or she sees fit.

  Unless contrary instructions are provided, Common Shares represented by proxies received by management will be voted:

  FOR the election of all individual director nominees named in this Circular;

  FOR the appointment of the auditor named in this Circular; and

  FOR the advisory resolution to accept the Company's approach to executive compensation, as described in the Circular.

Q:      What if my Common Shares are registered in more than one name or in the name of a company?

A:
If the Common Shares are registered in more than one name, all registered persons must sign the form of proxy. If the Common Shares are registered in a company's name or any name other than your own, you must provide documents showing your authorization to sign the form of proxy for that company or name.

Q:      How do I vote if I am a non-registered shareholder?

A:
If you are a non-registered shareholder, you may vote your Common Shares in one of the following ways:

  1.    Through your intermediary

  A voting instruction form should be included with the materials sent to you. The purpose of this form is to instruct your intermediary on how to vote on your behalf. Please follow the instructions provided on the voting instruction form, and communicate your voting instructions in accordance with the voting instruction form.

  If you subsequently wish to change your voting instructions, contact your intermediary to discuss whether this is possible and what procedure to follow.

  2.    Attend the Meeting

  If you wish to vote in person at the Meeting, you should take these steps:

  •
  Insert your name in the space provided on the voting instruction form provided to you by your intermediary and sign and return it in accordance with the instructions provided. By doing so, you are instructing your intermediary to appoint you as proxyholder.

  •
  Do not otherwise complete the form, as you will be voting at the Meeting.

  •
  When you arrive at the Meeting, please register with Computershare at the registration table.

  Please note that you will not be admitted to vote at the Meeting by presenting a voting instruction form.

  3.    Designate another person to be appointed as your proxyholder

  You can choose another person (including someone who is not a shareholder of the Company) to vote for you as proxyholder. If you appoint someone else, he or she must be present at the Meeting to vote for you. If you wish to appoint a proxyholder, you should insert that person's name in the space provided on the voting instruction form provided to you by your intermediary and sign and return it in accordance with the instructions provided. By doing so, you are instructing your intermediary to appoint that person as proxyholder. When your proxyholder arrives at the Meeting, he or she should register with Computershare at the registration table.

Changing Your Vote

Q:       Can I revoke my proxy or voting instructions?

A:
If you are a registered shareholder of Common Shares, you may revoke your proxy by taking one of the following steps:

•
you may submit a new proxy to Computershare before 11:00 a.m. (Mountain Daylight Time) on April 29, 2013 or two business days before any adjournment of the Meeting; or

MANAGEMENT PROXY CIRCULAR       3

  •
  you (or your attorney, if authorized in writing) may sign a written notice of revocation addressed to the Corporate Secretary and deposited at the registered office of the Company, Suite 2000, 888 - 3rd Street SW, Calgary, Alberta, T2P 5C5, at any time up to and including the last business day preceding the day of the Meeting, or any adjournment thereof, at which the proxy is to be used; or

  •
  you (or your attorney, if authorized in writing) may sign a written notice of revocation and deliver it to the Chairman of the Meeting on the day of the Meeting, or at any adjournment thereof, at which the proxy is to be used.

  If you are a non-registered shareholder, you should contact your intermediary through which you hold Common Shares and obtain instructions regarding the procedure for the revocation of any voting or proxyholder instructions that you have previously provided to your intermediary.

General Information

Q:       How many shares are entitled to vote?

A:
As of March 1, 2013, there were 1,033,845,284 Common Shares outstanding. Holders of Common Shares are entitled to one vote per Common Share on all matters to be voted upon at the Meeting. In addition to the Company's outstanding Common Shares, there are 8,000,000 First Preferred Shares, Series 1 ("Preferred Shares") outstanding as at March 1, 2013. Holders of Preferred Shares do not have the right to vote their Preferred Shares at the Meeting.

  To the knowledge of the directors or executive officers of the Company, there is no single shareholder who beneficially owns, controls or directs, directly or indirectly, Common Shares carrying 10% or more of the voting rights attached to the Common Shares. Each of CDS Clearing and Depository Services Inc. and CEDE & Co. hold in excess of 10% of the Common Shares for the benefit of their respective participants.

Q:      Who counts the votes?

A:
For any matter for which a vote is taken at the Meeting by ballot, the votes, including those cast by way of proxies, will be counted by the scrutineers appointed at the Meeting. It is expected that representatives of Computershare will act as scrutineers at the Meeting.

Q:      Who is soliciting my proxy?

A:
Management of the Company is soliciting your proxy. Proxies will be solicited primarily by mail, but employees and agents of the Company may also use telephone or electronic means. Intermediaries will be reimbursed for their reasonable charges and expenses in forwarding proxy material to non-registered shareholders.

  The Company has retained Kingsdale to assist in the solicitation of proxies for the Meeting, at a cost anticipated not to exceed $45,000 (not including disbursements).

  The Company will bear the cost of all proxy solicitations on behalf of management of the Company.

Q:       Who do I contact if I have questions?

A:
If you have any questions, you may call Kingsdale toll-free at 1-866-581-1570 in North America or call collect at (416) 867-2272 outside North America or email at contactus@kingsdaleshareholder.com.

4       TALISMAN ENERGY

II.      BUSINESS OF THE MEETING

Election of Directors	05

Board Renewal	05

Director Selection and Succession Planning Processes	06

Governance and Nominating Committee – Recent Activities	06

Director Profiles	07

Director Attendance	14

Majority Voting Policy	14

Appointment of Auditor	15

Advisory Vote on Executive Compensation	15

Election of Directors

The Board of Directors ("Board") is elected annually and consists of such number as fixed from time to time by resolution of the directors, such number being not less than four and not more than 20. There are currently 11 directors. The number of directors to be elected at the Meeting has been fixed at 11.

Each Board member is expected to attend Board meetings and meetings of committees of which he or she is a member and to become familiar with deliberations and decisions as soon as possible after any missed meetings. In that regard, members of the Board are expected to prepare for Board (and committee) meetings by reviewing meeting materials distributed to members of the Board in advance of such meetings. It is also expected that members of the Board will actively participate in determining and setting the Company's strategy as well as the long- and short-term goals and interests of the Company.

Management of the Company proposes to nominate for election as directors at the Meeting the persons listed in "Director Profiles". Each elected director will hold office until the next annual meeting. All proposed nominees have consented to be named in this Circular and to serve as directors if elected. Management has no reason to believe that any of the nominees will be unable to serve as directors but, should any nominee become unable to do so for any reason prior to the Meeting, the persons named in the enclosed form of proxy or voting instruction form, unless directed to withhold from voting, reserve the right to vote for other nominees at their discretion. Shareholders should note that the form of proxy or voting instruction form provides for voting for individual directors as opposed to voting for directors as a slate.

Board Renewal

The Governance and Nominating Committee is currently overseeing a Board renewal process. Board renewal and director succession continues to be a top priority of the Governance and Nominating Committee given the following:

(a)
In 2012, the Board determined the need for a change in the Company's strategic direction and the leadership required to effect that change. As a result, Harold N. Kvisle was appointed President and Chief Executive Officer of the Company on September 10, 2012. Mr. Kvisle is therefore no longer an independent director.

(b)
Following Mr. Kvisle's appointment, the Governance and Nominating Committee reviewed the composition of the Board against its long-term director succession plan. In doing so, the Governance and Nominating Committee also considered the skills and experience needed on the Board, as a whole, in order to provide oversight of the new strategic priorities of the Company.

(c)
As a result of this review, the Governance and Nominating Committee determined that adding an independent director with a track record of unlocking value for shareholders should be the immediate focus of its recruitment efforts. The Committee further determined that an additional director with oil and gas experience would be desirable.

(d)
William R. P. Dalton will turn 70 in late 2013 and pursuant to the terms of the Board Succession Policy, will be retiring from the Board at the 2014 shareholders' meeting.

The Board renewal process has led to the recent appointment of a new director and the commencement of a search for an additional director with oil and gas experience, as outlined in "Governance and Nominating Committee – Recent Activities" below.

The following sections describe the responsibilities of the Governance and Nominating Committee with respect to director succession and the approach and process by which new directors are elected or appointed to the Board, as well as recent activities of the Governance and Nominating Committee with respect to specific candidates.

MANAGEMENT PROXY CIRCULAR       5

Director Selection and Succession Planning Processes

The Governance and Nominating Committee is responsible for:

(a)
Establishing a long-term plan for the composition of the Board that takes into consideration the current strengths, competencies, skills and experience of Board members, retirement dates and the strategic direction of the Company as well as the competencies and skills the Board, as a whole, should possess;

(b)
Identifying individuals qualified to become Board members and establishing a list of potential candidates with the desired skills and experience, consistent with criteria in the long-term succession plan noted above;

(c)
Overseeing the process to recruit new Board members, and to recommend to the Board nominees for election to the Board; and

(d)
Ensuring there is a succession plan for the position of the Chairman of the Board.

The Governance and Nominating Committee believes that a board that has a broad mix of complementary skills and expertise can more effectively oversee the range of issues that arise and make more informed board decisions, particularly for a company of Talisman's size and complexity. The experience, qualifications and skills of Talisman's directors are evaluated regularly to ensure that Talisman's Board and committee composition is appropriate and essential areas of expertise are represented.

To assist in the director selection process, the Governance and Nominating Committee considers the ideal characteristics and qualifications of Board members, which takes into account the Company's governance framework and current Board composition. These include experience in: executive management, driving strategy and growth, industry knowledge, financial acumen and expertise, risk management, international operations, global capital markets, banking and M&A, responsible business practices, human resources and compensation, other public company boards, government relations, integration and stakeholder relations.

The long-term plan for the composition of the Board maintained by the Governance and Nominating Committee takes into account the results of the regular evaluation of current directors as well as the ideal characteristics and qualifications listed above.

The Governance and Nominating Committee also considers all director candidates against various personal attributes which it believes contribute to effective, functioning, governance and decision-making of the Board. These attributes and further details about the Governance and Nominating Committee's search criteria are set forth on pages 24 and 25.

The Governance and Nominating Committee identifies candidates from a number of sources, including referrals from existing directors and the Institute of Corporate Directors' directors register. Shareholder input is also considered in the identification and review of director candidates. As appropriate, the Governance and Nominating Committee will also retain the services of an external recruitment firm to add objectivity to the process and to increase the scope of the search and candidates considered.

When a position becomes available, the Governance and Nominating Committee reviews the list of potential candidates, revises it in accordance with the particular skills and experience needed to fill the position, includes any recently identified candidates and then prepares a short list. In identifying candidates and preparing a short list, the Governance and Nominating Committee also considers the diversity of the candidates.

The Chair of the Governance and Nominating Committee, the Chairman of the Board, the President and Chief Executive Officer and other directors meet with candidates to determine a candidate's experience, availability and suitability for the role. Throughout the process, the Governance and Nominating Committee provides updates to the Board and seeks input from other Board members on the candidates. Upon completion of these meetings and completion of a regulatory and independence review, the Governance and Nominating Committee recommends a candidate to the full Board of Directors. The Board considers the recommendation and determines which candidates will be put forward for election at the annual meeting of shareholders.

Governance and Nominating Committee – Recent Activities

In addition to the reviews noted above in "Board Renewal", the Governance and Nominating Committee has undertaken the following director succession and recruitment activities since September 2012:

(a)
Following the determination that an additional independent director with proven experience in increasing shareholder value was needed, the Committee Chair consulted extensively with the Chairman of the Board and the President and Chief Executive Officer on the qualified pool of candidates and relevant selection criteria for this candidate. Shareholder input was also considered in the selection process.

(b)
Mr. Brian M. Levitt was identified as a potential candidate. Mr. Levitt is currently Chairman of the Board of the TD Bank Group and non-executive co-Chair of Osler, Hoskin & Harcourt LLP. He has an extensive career which combines his background in law, business and engineering. From 1991 until its sale in 2000, Mr. Levitt served as President and subsequently Chief

6       TALISMAN ENERGY

  Executive Officer of Imasco Limited, a Canadian consumer goods and services company. Mr. Levitt served as Board Chair of Domtar Corporation until its merger with Weyerhauser's white paper business in 2007, and continues to serve as a director of that company. Mr. Levitt has served as a director of numerous additional public companies in the past 20 years. Further details on Mr. Levitt are set forth on page 10.

(c)
Mr. Levitt was interviewed by each of the Chair of the Governance and Nominating Committee, the Chairman of the Board, the President and Chief Executive Officer, the General Counsel and members of the Committee. Independence and regulatory reviews were also conducted.

(d)
The Governance and Nominating Committee met to consider Mr. Levitt's candidacy against the overall composition of the Board and the long term succession plan for the Board. The Board also reviewed Mr. Levitt's skills, experience and independence and the overall composition of the Board.

(e)
On February 28, 2013, the Board appointed Mr. Levitt as a director of the Company to fill the existing vacancy on the Board.

(f)
The Committee has also engaged the services of Korn Ferry International ("Korn Ferry") to assist in the identification and selection of an additional independent director candidate with oil and gas experience. The Governance and Nominating Committee will meet with Korn Ferry to review the list of identified candidates and expects to interview between three to six candidates prior to recommending a candidate to the full Board for approval. Shareholder feedback will be again considered in the selection of this candidate. The recruitment process for this candidate is targeted for completion by the end of Q2 2013.

(g)
It is anticipated that an external recruitment firm will also be utilized to assist in the search for additional candidates in anticipation of Mr. Dalton's retirement from the Board.

In addition to the above, Kevin S. Dunne has reached ten years of service on the Board. As a result of this anniversary, and pursuant to the terms of the Board Succession Policy, the Governance and Nominating Committee is required to consider Mr. Dunne continuing on the Board for an additional year of service. The Committee has recommended Mr. Dunne's nomination as a director at the Meeting given his oil and gas industry experience and his contributions to the Board.

Director Profiles

The following tables set forth information with respect to each of the nominees for election as a director, including all officer positions currently held with the Company, principal occupation or employment for the past five years or more, educational qualifications, other current public company directorships (including related board committee memberships) and directorships in non-public companies, organizations or other entities that require a significant time commitment on the part of the nominee. Each of the nominees who has previously served as a director of the Company has done so since the year he or she first became a director.

MANAGEMENT PROXY CIRCULAR       7

Christiane Bergevin
Age: 501
Montreal, Quebec
Canada
Director since 2009
Independent2
 2012 Vote Result
97.97% FOR

Christiane Bergevin has been the Executive Vice-President, Strategic Partnerships, Office of the President, of Desjardins Group (Canadian financial cooperative institution) since August 2009. Prior to that, she was Senior Vice-President and General Manager, Corporate Projects, with SNC-Lavalin Group Inc. ("SNC-Lavalin") (engineering and construction firm). For the 18 years prior to that, Ms. Bergevin held executive finance positions with various SNC-Lavalin subsidiaries, including as President of SNC-Lavalin Capital Inc., its project finance advisory arm, between 2001 and 2008. Ms. Bergevin holds a Bachelor of Commerce degree (Honours) from McGill University and graduated from the Wharton School of Business Advanced Management Program. She has been awarded the ICD.D designation by the Institute of Corporate Directors.

Board/Committee Membership		Attendance[3]		Attendance (Total)

Board		12/12	100%
Governance & Nominating		3/3	100%	18/18	100%
Health, Safety, Environment & Corporate Responsibility		3/3	100%

Other Public Board Memberships[4]			Other Public Board Committee Memberships

Fiera Capital Corporation			Audit (Chair)

Non-Public Board Memberships[5]			Non-Public Board Committee Memberships

Board of Trade of Metropolitan Montreal			Executive
The Canadian Chamber of Commerce			International Strategic Advisory; Policy

Securities Held

Year	Common Shares[6]	Deferred Share Units (DDSUs)[7]	Total of Common Shares and DDSUs	Total Amount at Risk[8]	Minimum Share Ownership Met?[9]

2013	2,000	43,419	45,419	$576,821	N/A
2012	2,000	23,413	25,413	$349,175	N/A
2011	2,000	10,677	12,677	$305,009	N/A

Note: In addition to the Common Shares and DDSUs, Ms. Bergevin also holds 300 First Preferred Shares Series 1.

Options Held[10]

Date Granted	Expiry Date	Number Granted	Exercise Price	Total Unexercised	Value of Unexercised Options

None

Donald J. Carty, O.C.
Age: 661
Dallas, Texas
United States
Director since 2009
Independent2
 2012 Vote Result
92.82% FOR

Donald Carty served as Vice Chairman and Chief Financial Officer of Dell Inc. (global computer systems and services company) from January 2007 until mid-2008. From 1998 to 2003, he was the Chairman and Chief Executive Officer of AMR Corp. and American Airlines (airline transportation company). Prior to that, Mr. Carty served as President of AMR Airline Group and American Airlines. Mr. Carty was the President and Chief Executive Officer of Canadian Pacific Airlines (airline transportation company) from March 1985 to March 1987. Mr. Carty holds an undergraduate degree and an Honorary Doctor of Laws from Queen's University and a Master's degree in Business Administration from Harvard University. Mr. Carty is an Officer of the Order of Canada.

Board/Committee Membership		Attendance[3]		Attendance (Total)

Board		12/12	100%
Audit		6/6	100%	24/24	100%
Human Resources (Chair)		6/6	100%

Other Public Board Memberships[4]			Other Public Board Committee Memberships

Dell Inc.			Nil
Barrick Gold Corp.			Audit
Canadian National Railway Co.			Audit; Finance; Corporate Governance & Nominating;
			Strategic Planning
Gluskin Sheff & Associates, Inc.			Compensation, Nomination & Governance

Note: Mr. Carty will cease to be a director of Dell Inc. when the announced sale of that company is complete.

Non-Public Board Memberships[5]			Non-Public Board Committee Memberships

Porter Airlines Inc. (Chairman)			Audit (Chair); Compensation
Virgin America Airlines (Chairman)			Compensation

Securities Held

Year	Common Shares[6]	Deferred Share Units (DDSUs)[7]	Total of Common Shares and DDSUs	Total Amount at Risk[8]	Minimum Share Ownership Met?[9]

2013	10,000	36,628	46,628	$592,176	N/A
2012	10,000	23,019	33,019	$453,681	N/A
2011	10,000	11,713	21,713	$522,415	N/A

Options Held[10]

Date Granted	Expiry Date	Number Granted	Exercise Price	Total Unexercised	Value of Unexercised Options

None

See footnotes on page 13.

8       TALISMAN ENERGY

William R.P. Dalton
Age: 691
Scottsdale, Arizona
United States
Director since 2005
Independent2
 2012 Vote Result
97.75% FOR

William Dalton was Chief Executive of HSBC Bank plc (a British clearing bank) from 1998 to 2004, Executive Director of HSBC Holdings plc from 1998 to 2004, Global Head of Personal Financial Services for HSBC Group from 2002 to 2004 and held various positions in the Canadian operations of HSBC prior to 1998. Mr. Dalton holds a Bachelor of Commerce degree (Honours) and was awarded an Honorary Doctorate (Honorary Doctor of the University) by the University of Central England in Birmingham in 2001. Mr. Dalton is a Fellow of the Chartered Institute of Bankers of the United Kingdom and the Institute of Canadian Bankers.

Board/Committee Membership		Attendance[3]		Attendance (Total)

Board		12/12	100%
Audit (Chair)		6/6	100%	25/25	100%
Reserves		4/4	100%
Governance & Nominating		3/3	100%

Other Public Board Memberships[4]			Other Public Board Committee Memberships

HSBC USA Inc.			Audit; Risk
HSBC Bank USA, National Association			Audit; Risk

Non-Public Board Memberships[5]			Non-Public Board Committee Memberships

Associated Electric and Gas Insurance Services (AEGIS)			Audit
AEGIS Managing Agency for Lloyds of London Syndicate 1225			Audit
United States Cold Storage Inc.			Nil
HSBC North America Holdings Inc.			Audit; Risk
HSBC National Bank USA			Nil

Securities Held

Year	Common Shares[6]	Deferred Share Units (DDSUs)[7]	Total of Common Shares and DDSUs	Total Amount at Risk[8]	Minimum Share Ownership Met?[9]

2013	0	47,590	47,590	$604,393	No*
2012	0	33,732	33,732	$463,478	Yes
2011	0	24,787	24,787	$596,375	N/A

* Due to a reduction in the Company's share price, Mr. Dalton did not meet the share ownership target for 2012. Under the Director Share Ownership Policy (refer to page 36), directors have a twelve-month grace period to reach the share ownership target. To enable Mr. Dalton to meet such target, he has elected to receive a portion of his 2013 retainer in DDSUs.

Options Held[10]

Date Granted	Expiry Date	Number Granted	Exercise Price	Total Unexercised	Value of Unexercised Options

None

Kevin S. Dunne
Age: 641
Tortola, British Virgin
Islands
Director since 2003
Independent2
 2012 Vote Result
98.16% FOR

Kevin Dunne has held various international senior and executive management positions with BP plc (international integrated oil and gas company), including General Manager of Abu Dhabi Company for Onshore Oil Operations (ADCO), a BP joint venture, from 1994 to 2001, Corporate Associate President of BP Indonesia from 1991 to 1994 and Corporate Head of Strategy for the BP Group based in London from 1990 to 1991. Mr. Dunne holds a Bachelor's degree in Chemical Engineering and a Master of Science in Management degree. Mr. Dunne is a Fellow of the Institution of Chemical Engineers and a Chartered Engineer.

Board/Committee Membership		Attendance[3]		Attendance (Total)

Board		12/12	100%
Health, Safety, Environment & Corporate Responsibility (Chair)		3/3	100%	19/19	100%
Reserves		4/4	100%

Other Public Board Memberships[4]			Other Public Board Committee Memberships

None			N/A

Non-Public Board Memberships[5]			Non-Public Board Committee Memberships

None			N/A

Securities Held

Year	Common Shares[6]	Deferred Share Units (DDSUs)[7]	Total of Common Shares and DDSUs	Total Amount at Risk[8]	Minimum Share Ownership Met?[9]

2013	0	55,712	55,712	$707,542	Yes
2012	0	41,670	41,670	$572,546	Yes
2011	9,000	32,587	41,587	$1,000,583	Yes

Options Held[10]

Date Granted	Expiry Date	Number Granted	Exercise Price	Total Unexercised	Value of Unexercised Options

None

See footnotes on page 13.

MANAGEMENT PROXY CIRCULAR       9

Harold N. Kvisle
Age: 601
Calgary, Alberta
Canada
Director since 2010
Non-Independent2
 2012 Vote Result
93.47% FOR

Harold Kvisle was appointed President and CEO of the Company on September 10, 2012. Mr. Kvisle was the President and Chief Executive Officer of TransCanada Corporation (pipeline and power company) or its predecessor TransCanada PipeLines Limited from May 2001 until his retirement in June 2010. Prior to his employment with TransCanada Mr. Kvisle was the President of Fletcher Challenge Energy Canada (oil and gas company) from 1990 to 1999. Mr. Kvisle has worked in the oil and gas industry since 1975 and in the utilities and power industries since 1999. Mr. Kvisle holds a Bachelor of Science with Distinction in Engineering from the University of Alberta and a Master of Business Administration from the University of Calgary.

Board/Committee Membership			Attendance[3]		Attendance (Total)

Board			12/12	100%
Executive			0/0	N/A	20/20	100%
Reserves (Chair)*			3/3	100%
Human Resources*			5/5	100%

Note: Following Mr. Kvisle's appointment as President and Chief Executive Officer of the Company effective September 10, 2012, he became a non-independent director and stepped down as a member of the Reserves Committee and Human Resources Committee. His attendance on the Reserves and Human Resources Committees reflects all meetings held from January 1, 2012 to September 9, 2012.

Other Public Board Memberships[4]				Other Public Board Committee Memberships

ARC Resources Ltd.				Health, Safety & Environment (Chair)

Non-Public Board Memberships[5]				Non-Public Board Committee Memberships

Nature Conservancy of Canada (Chair)				N/A
Northern Blizzard Resources Inc.				N/A

Securities Held

Year	Common Shares[6]	Deferred Share Units (DDSUs)[7]	Deferred Share Units (EDSUs)[11]	Total of Common Shares, DDSUs and EDSUs	Total Amount at Risk[8]	Minimum Share Ownership Met?[12]

2013	38,716	44,378	466,339	549,433	$6,977,799	N/A
2012	35,000	23,121	0	58,121	$798,583	N/A
2011	17,000	6,510	0	23,510	$565,651	N/A

Options Held

Date Granted	Expiry Date		Number Granted	Exercise Price	Total Unexercised	Value of Unexercised Options

None

Brian M. Levitt
Age: 651
Westmount, Quebec
Canada
Independent2

Brian Levitt is Chairman of the Toronto Dominion Bank and non-executive co-Chair of Osler, Hoskin & Harcourt LLP (law firm). Mr. Levitt joined Osler in 1976. In 1991, he became President and was subsequently named CEO of Imasco Limited (a Canadian consumer products and services company). Imasco was sold in 2000 and Mr. Levitt returned to Osler in 2001. Mr. Levitt holds a law degree from the University of Toronto, where he also completed his Bachelor of Applied Science degree in Civil Engineering.

Other Public Board Memberships[4]			Other Public Board Committee Memberships

The Toronto-Dominion Bank (Chairman)			Corporate Governance (Chair); Human Resources
Domtar Corporation			Finance (Chair); Nominating & Corporate Governance

Non-Public Board Memberships[5]			Non-Public Board Committee Memberships

Montreal Museum of Fine Arts (Chair)
C.D. Howe Institute (Vice Chair)
Fednav Limited

Securities Held

Year	Common Shares[6]	Deferred Share Units (DDSUs)[7]	Total of Common Shares and DDSUs	Total Amount at Risk[8]	Minimum Share Ownership Met?[9]

2013	30,000	0	30,000	$381,000	N/A

Options Held[10]

Date Granted	Expiry Date	Number Granted	Exercise Price	Total Unexercised	Value of Unexercised Options

None

See footnotes on page 13.

10       TALISMAN ENERGY

Lisa A. Stewart
Age: 551
Houston, Texas
United States
Director Since 2009
Independent2
 2012 Vote Results
92.70% FOR

Lisa Stewart became the Chief Executive Officer of Sheridan Production Partners (oil and gas production company) in September 2006. Prior to that, Ms. Stewart was President of El Paso Exploration & Production (natural gas producer) from February 2004 to August 2006. Prior to her time at El Paso, Ms. Stewart worked for Apache Corporation for 20 years beginning in 1984 in a number of capacities. Her last position with Apache was Executive Vice-President of Business Development and E&P Services. Ms. Stewart holds a Bachelor of Science in Petroleum Engineering from the University of Tulsa, where she is a member of the College of Engineering and Natural Sciences Hall of Fame. She is also a member of the Society of Petroleum Engineers and Independent Petroleum Association of America (IPAA).

Board/Committee Membership		Attendance[3]		Attendance (Total)

Board		12/12	100%
Human Resources		6/6	100%	22/22	100%
Reserves (Chair)		4/4	100%

Other Public Board Memberships[4]			Other Public Board Committee Memberships

None			N/A

Non-Public Board Memberships[5]			Non-Public Board Committee Memberships

Sheridan Production Partners (Chair)			N/A

Securities Held

Year	Common Shares[6]	Deferred Share Units (DDSUs)[7]	Total of Common Shares and DDSUs	Total Amount at Risk[8]	Minimum Share Ownership Met?[9]

2013	0	48,235	48,235	$612,585	N/A
2012	0	26,539	26,539	$364,646	N/A
2011	0	11,854	11,854	$285,207	N/A

Options Held[10]

Date Granted	Expiry Date	Number Granted	Exercise Price	Total Unexercised	Value of Unexercised Options

None

Peter W. Tomsett
Age: 551
West Vancouver,
British Columbia
Canada
Director since 2009
Independent2
 2012 Vote Result
92.55% FOR

Peter Tomsett was the President and Chief Executive Officer of Placer Dome Inc. (mining company) from September 2004 to January 2006. Mr. Tomsett was with Placer Dome for 20 years in a number of capacities. Prior to becoming President and Chief Executive Officer, he was Executive Vice-President of Placer Dome Asia Pacific and Africa. Mr. Tomsett graduated with a Bachelor of Engineering in Mining Engineering from the University of New South Wales and a Master of Science in Mineral Production Management from Imperial College in London.

Board/Committee Membership		Attendance[3]		Attendance (Total)

Board		12/12	100%
Human Resources		6/6	100%
Health, Safety, Environment & Corporate				21/21	100%
Responsibility		3/3	100%
Executive		0/0	N/A

Other Public Board Memberships[4]			Other Public Board Committee Memberships

Silver Standard Resources Inc. (Chairman)			Governance
North American Energy Partners Inc.			Compensation (Chair); Risk & HSE

Non-Public Board Memberships[5]			Non-Public Board Committee Memberships

None			N/A

Securities Held

Year	Common Shares[6]	Deferred Share Units (DDSUs)[7]	Total of Common Shares and DDSUs	Total Amount at Risk[8]	Minimum Share Ownership Met?[9]

2013	0	49,678	49,678	$630,911	N/A
2012	0	27,359	27,359	$375,913	N/A
2011	0	11,830	11,830	$284,630	N/A

Options Held[10]

Date Granted	Expiry Date	Number Granted	Exercise Price	Total Unexercised	Value of Unexercised Options

None

See footnotes on page 13.

MANAGEMENT PROXY CIRCULAR       11

Michael T. Waites
Age: 591
Vancouver,
British Columbia
Canada
Director since 2011
Independent2
 2012 Vote Result
98.10% FOR

Michael Waites, President and Chief Executive Officer of Finning International Inc. (heavy equipment dealer and service company) since May 2008, announced his retirement from Finning in 2013, but will continue to serve as President and CEO until a replacement is appointed. Prior to that, Mr. Waites was Executive Vice President and Chief Financial Officer of Finning. He also served as a member of the board of directors of Finning for three years prior to his appointment as Executive Vice President and Chief Financial Officer. Prior to joining Finning in May 2006, Mr. Waites was Executive Vice President and Chief Financial Officer at Canadian Pacific Railway (railway and logistics company) since July 2000, and was also Chief Executive Officer U.S. Network of Canadian Pacific Railway. Previously, he was Vice President and Chief Financial Officer at Chevron Canada Resources (integrated oil and gas company). Mr. Waites holds a Bachelor of Arts (Honours) in Economics from the University of Calgary, a Master of Business Administration from Saint Mary's College of California, and a Masters of Arts, Graduate Studies in Economics from the University of Calgary. He has also completed the Executive Program at The University of Michigan Business School.

Board/Committee Membership		Attendance[3]		Attendance (Total)

Board		11/12	92%
Audit		6/6	100%	21/22	95%
Reserves		4/4	100%

Other Public Board Memberships[4]			Other Public Board Committee Memberships

Finning International Inc.			Environment, Health & Safety

Note: Mr. Waites will be retiring from Finning and will not seek re-election as a director at Finning's 2013 annual meeting of shareholders.

Non-Public Board Memberships[5]			Non-Public Board Committee Memberships

None			N/A

Securities Held

Year	Common Shares[6]	Deferred Share Units (DDSUs)[7]	Total of Common Shares and DDSUs	Total Amount at Risk[8]	Minimum Share Ownership Met?[9]

2013	4,100	32,734	36,834	$467,792	N/A
2012	4,100	11,353	15,453	$212,324	N/A

Options Held[10]

Date Granted	Expiry Date	Number Granted	Exercise Price	Total Unexercised	Value of Unexercised Options

None

Charles R. Williamson
Age: 641
Sonoma, California
United States
Director since 2006
Independent2
 2012 Vote Result
98.34% FOR

Charles Williamson was the Executive Vice-President of Chevron Corporation (integrated oil and gas company) from August until his retirement in December 2005. From 2001 to 2005, he was Chairman and Chief Executive Officer of Unocal Corporation ("Unocal") (oil and gas exploration and development company) and held various executive positions within Unocal, including Executive Vice President, International Energy Operations and Group Vice President, Asia Operations prior to 2001. Dr. Williamson holds a Bachelor of Arts degree in Geology, a Master of Science degree in Geology and a Doctorate in Geology.

Board/Committee Membership		Attendance[3]		Attendance (Total)

Board (Chairman)		12/12	100%
Governance & Nominating		3/3	100%	15/15	100%
Executive (Chair)		0/0	N/A

Other Public Board Memberships[4]			Other Public Board Committee Memberships

Weyerhaeuser Company (Chairman)			Executive
PACCAR Inc.			Compensation; Nominating & Governance

Non-Public Board Memberships[5]			Non-Public Board Committee Memberships

Greyrock Energy Inc.			Advisory Board

Securities Held

Year	Common Shares[6]	Deferred Share Units (DDSUs)[7]	Total of Common Shares and DDSUs	Total Amount at Risk[8]	Minimum Share Ownership Met?[9]

2013	0	161,088	161,088	$2,045,818	N/A
2012	0	115,486	115,486	$1,586,778	N/A
2011	0	83,330	83,330	$2,004,920	N/A

Options Held[10]

Date Granted	Expiry Date	Number Granted	Exercise Price	Total Unexercised	Value of Unexercised Options

None

See footnotes on page 13.

12       TALISMAN ENERGY

Charles M. Winograd
Age: 651
Toronto, Ontario
Canada
Director since 2009
Independent2
 2012 Vote Result
97.53% FOR

Charles (Chuck) Winograd is Senior Managing Partner of Elm Park Credit Opportunities Fund (mid-market lending limited partnership). He is also President of Winograd Capital Inc. (external consulting and private investments firm). From 2001 to 2008, Mr. Winograd was Chief Executive Officer of RBC Capital Markets (investment bank). When RBC Dominion Securities (investment bank) acquired Richardson Greenshields in 1996, Mr. Winograd became Deputy Chairman and a director. He was appointed to the position of President and Chief Operating Officer of RBC Dominion Securities in 1998. Mr. Winograd held several executive postings in Richardson Greenshields (privately owned investment dealer) until becoming President and Chief Executive Officer in 1987 and Chairman and Chief Executive Officer in 1991. Mr. Winograd holds a Master of Business Administration degree from the University of Western Ontario and is a Chartered Financial Analyst (CFA).

Board/Committee Membership		Attendance[3]		Attendance (Total)

Board		12/12	100%
Audit		6/6	100%	21/21	100%
Governance & Nominating (Chair)		3/3	100%

Other Public Board Memberships[4]			Other Public Board Committee Memberships

RioCan Real Estate Investment Trust			Nominating & Governance (Chair); Investment
TMX Group Inc. (Chairman)			Human Resources; Governance

Non-Public Board Memberships[5]			Non-Public Board Committee Memberships

Pathways to Education Canada			Nil
Tamir Fishman (Israel) (Chairman)			Nil
Mount Sinai Hospital			Business Development (Chair)
James Richardson & Sons, Limited			Compensation and Human Resources (Chair); Special Advisory Committee

Securities Held

Year	Common Shares[6]	Deferred Share Units (DDSUs)[7]	Total of Common Shares and DDSUs	Total Amount at Risk[8]	Minimum Share Ownership Met?[9]

2013	0	46,288	46,288	$587,858	N/A
2012	0	28,361	28,361	$389,680	N/A
2011	0	14,221	14,221	$342,157	N/A

Options Held[10]

Date Granted	Expiry Date	Number Granted	Exercise Price	Total Unexercised	Value of Unexercised Options

None

1.
Ages are calculated as at March 1, 2013.

2.
Please see "Independence of Directors" as described on page 21.

3.
The number of meetings held in 2012 by: the Board of Directors included 7 regularly scheduled meetings and 5 special meetings; the Audit Committee included 6 regularly scheduled meetings; the Human Resources Committee ("HRC") included 5 regularly scheduled meetings and 1 special meeting; the Governance and Nominating Committee included 3 regularly scheduled meetings; the Health, Safety, Environment and Corporate Responsibility ("HSECR") Committee included 3 regularly scheduled meetings; the Reserves Committee included 4 regularly scheduled meetings; and the Executive Committee did not meet in 2012.

4.
Refers only to issuers that are Canadian reporting issuers or the equivalent in a foreign jurisdiction.

5.
Refers to directorships of non-public companies, organizations or other entities that require a significant time commitment from the nominee listed.

6.
Refers to the number of Common Shares beneficially owned, directly or indirectly, or over which control or direction is exercised, as provided by the nominee, as of March 1, 2011, March 1, 2012 and March 1, 2013, respectively, where applicable.

7.
Refers to the number of deferred share units ("DDSUs") held by the nominee under the Deferred Share Unit Plan for Non-Employee Directors (the "DDSU Plan") as described on page 36, as of March 1, 2011, March 1, 2012 and March 1, 2013, respectively, where applicable. Mr. Kvisle earned DDSUs for the period January 1, 2012 to September 9, 2012 as an independent director. Effective September 10, 2012, Mr. Kvisle became a non-independent director; as a non-independent director, Mr. Kvisle neither receives compensation as a director nor is he eligible to participate in the Director Deferred Share Unit Plan.

8.
The "Total Amount at Risk" is determined by multiplying the total of Common Shares and/or DDSUs/EDSUs held by the nominee as of March 1, 2011, March 1, 2012 and March 1, 2013, respectively, where applicable, by the closing share price of the Company's Common Shares traded on the Toronto Stock Exchange ("TSX") on March 1, 2011 ($24.06), March 1, 2012 ($13.74) and March 1, 2013 ($12.70), respectively, where applicable.

9.
Please see the "Director Share Ownership Policy" as described on page 36 for details on the value of Common Shares and/or DDSUs each independent nominee is required to hold.

10.
None of the independent directors hold any unexercised options and no options are outstanding under the Director Stock Option Plan described on page 37. No stock options have been granted to non-executive directors since 2003. As a result of the current compensation structure for non-executive directors, the Company does not intend to grant further stock options under the Director Stock Option Plan.

11.
Refers to the number of executive deferred share units ("EDSUs") held by Mr. Kvisle, as described on page 63, as of March 1, 2013.

12.
Please see the "Executive Share Ownership Guidelines" as described on page 64 for details on the value of equity Mr. Kvisle is required to hold and the "Share Ownership Table" on page 71 for Mr. Kvisle's ownership level.

MANAGEMENT PROXY CIRCULAR       13

Director Attendance

  In 2012, directors attended, in aggregate, 99% of Board and Committee meetings.

Board members are expected to attend Board meetings and meetings of Committees on which they are a member.

Director	2012 Board Meetings Attended[1]		2012 Committee Meetings Attended[1]	2012 Combined Board and Committee Meetings Attended

Christiane Bergevin	12 of 12		6 of 6	18 of 18

Donald J. Carty	12 of 12		12 of 12	24 of 24

William R.P. Dalton	12 of 12		13 of 13	25 of 25

Kevin S. Dunne	12 of 12		7 of 7	19 of 19

Harold N. Kvisle	12 of 12		8 of 8	20 of 20

Lisa A. Stewart	12 of 12		10 of 10	22 of 22

Peter W. Tomsett	12 of 12		9 of 9	21 of 21

Michael T. Waites	11 of 12	[2]	10 of 10	21 of 22

Charles R. Williamson	12 of 12		3 of 3	15 of 15

Charles M. Winograd	12 of 12		9 of 9	21 of 21

1.
For details on the number of Board and committee meetings attended by each director, please refer to the individual director profiles on pages 8 through 13 of this Circular.

2.
Mr. Waites missed one regularly scheduled meeting due to a schedule conflict.

Additional information regarding individual directors, Board committees and the Board as a whole can be found in Sections III ("Corporate Governance") and IV ("Director Compensation") of this Circular.

Majority Voting Policy

The form of proxy or voting instruction form permits shareholders to vote "for" or to "withhold" their vote for each director nominee. The Board has adopted a majority voting policy which requires that any nominee for director who, on a ballot taken on the election of directors, has a greater number of votes withheld from voting than the number of votes received for his or her election shall tender his or her resignation to the Chairman of the Board of Directors, subject to acceptance by the Board.

In determining whether to accept the resignation, the best interests of the Corporation and all factors deemed relevant will be considered. The majority voting policy only applies to uncontested elections, meaning elections where the number of nominees for election is equal to the number of directors to be elected as set out in the management proxy circular for the particular meeting. The Governance and Nominating Committee is required to consider the resignation, having regard to the best interests of the Company and all factors considered relevant and to make a recommendation to the Board with respect to the action to be taken with respect to the resignation.

The Board is required to make its decision and announce it in a press release within 90 days of the annual meeting, including, if applicable, the reasons for rejecting a resignation offer. A director who is required to tender a resignation under the majority voting policy will not participate in the deliberations of the Governance and Nominating Committee or the Board on any resignation offers from the same meeting unless there are fewer than three directors who are not required to tender a resignation, in which event the Board will proceed in making the determination. If a resignation is accepted, the Board may fill the vacancy created by the resignation.

Shareholders should note that, as a result of the majority voting policy, a withhold vote is effectively the same as a vote against a director nominee in an uncontested election.

14       TALISMAN ENERGY

Appointment of Auditor

Shareholders will be asked at the Meeting to pass a resolution reappointing Ernst & Young LLP, Chartered Accountants, as auditor of the Company, to hold office until the next annual meeting of shareholders. To be effective, the resolution must be passed by a majority of the votes cast thereon by the shareholders at the Meeting. Ernst & Young LLP or its predecessor has been the auditor of the Company or its predecessor since 1982.

Audit Fees and Pre-Approval of Audit Services

The following table presents fees for the audits of the Company's annual Consolidated Financial Statements for 2012 and 2011 and for other services provided by Ernst & Young LLP:

	2012	2011

Audit and Internal Controls Attestation Fees	5,460,137	5,566,042

Audit-Related Fees	317,573	1,214,082

Tax Fees	339,224	540,861

All Other Fees[1]	796	4,910

Total	6,117,730	7,325,895

1.
Annual subscription to online accounting database.

The audit-related fees are primarily for assistance in connection with the Company's conversion to International Financial Reporting Standards, audit considerations with respect to global financial system implementation, prospectus filings, pension plan audits and attestation procedures related to cost certifications and government compliance. Tax fees are primarily for tax compliance and tax advisory services. The Audit Committee has concluded that the provision of tax services is compatible with maintaining Ernst & Young's independence.

Please see Talisman's Annual Information Form for information about specific procedures regarding the pre-approval of services provided by its external auditors, as well as the Audit Committee's terms of reference.

Advisory Vote on Executive Compensation

Shareholders will be asked at the Meeting to vote, on an advisory basis, on the acceptance of the Company's approach to executive compensation as set forth in the section entitled "Executive Compensation" in this Circular.

The Board of Directors believes that shareholders should have the opportunity to fully understand the objectives, philosophy and principles that guide the executive compensation-related decisions made by the HRC and the Board of Directors. Please see pages 40 to 43 for the Letter of Shareholders from the HRC Chair.

The Company held its first voluntary, non-binding advisory vote on executive compensation in May 2011, and again in May 2012. These votes gave shareholders the opportunity to provide feedback to the Board on the Company's approach to executive compensation. In 2011 and 2012, the Company's shareholders voted 92.92% and 87.52%, respectively, in favour of the Company's approach to executive compensation.

As part of the Company's ongoing commitment to strong corporate governance, the Board of Directors has again approved a non-binding advisory vote on executive compensation at the Meeting this year with the intention that this shareholder advisory vote will form an integral part of the Board's shareholder engagement process around executive compensation.

As the vote will be an advisory vote, the results will not be binding upon the Board of Directors. The Board, and specifically the HRC, will not be obligated to take any compensation actions, or make any adjustments to executive compensation programs or plans, as a result of the vote. The Company will disclose the results of the shareholder advisory vote as part of its report on voting results for the Meeting.

Proposed Resolution

At the Meeting, shareholders will be asked to vote on the following resolution:

BE IT RESOLVED, on an advisory basis and not to diminish the role and responsibilities of the Company's Board of Directors, the shareholders of the Company accept the Company's approach to executive compensation disclosed in the Management Proxy Circular of the Company dated March 6, 2013.

Board and Management Recommendation

The Board of Directors unanimously recommends that shareholders vote FOR the resolution.

MANAGEMENT PROXY CIRCULAR       15

III.      CORPORATE GOVERNANCE

This section describes Talisman's corporate governance framework, including the structures and processes regarding the direction, management and oversight of the Company and the relationships among the Board of Directors, management, shareholders and other stakeholders.

Communications and Shareholder Engagement	16

Shareholder Communications	16

Say on Pay	17

Standards and Practices	17

Governance Principles	17

Policy on Business Conduct and Ethics	17

Disclosure Policy	18

Role of the Board	18

Board Roles and Responsibilities	18

2012 Governance Activities of the Board	19

Management of Risk	19

Strategic Planning	20

About the Board	20

Board Size	20

Position Descriptions	21

Independence of Directors	21

Other and Interlocking Directorships	22

In Camera Sessions	23

Director Orientation and Continuing Education	23

Director Qualifications, Expectations and Number of Directorships	24

Performance Assessments	25

List of Director Candidates	26

Board Succession Policy – Term Limits, Tenure and Retirement	26

Board Committees	27

Reports of the Committees	27

Communications and Shareholder Engagement

Shareholder Communications

  The Company believes in the importance of engaging in regular and open dialogue with shareholders.

The Company's Board of Directors believes in the importance of regular and open dialogue with shareholders. To achieve that objective, the Board oversees the Company's communications programs to ensure that Talisman effectively communicates with and receives feedback from shareholders. From a broader perspective, the Board is responsible for ensuring that the Company has appropriate processes in place to effectively communicate with employees, government authorities, other stakeholders and the public. The Company's Investor Relations Department and Corporate and Investor Communications Department both have the specific mandate of engaging and responding in a timely manner to all inquiries received from shareholders, analysts and potential investors. Shareholder inquiries or comments are forwarded to the appropriate individual or to senior management depending on the nature of the inquiry or comments received.

Practices that the Company employs to encourage communication with shareholders include:

•
Conducting executive tours and participating in industry conferences, including annual investor open houses with analysts and investors;

•
Meeting informally with investors and analysts, in accordance with the Disclosure Policy described below;

•
Holding quarterly earnings calls which include open question and answer sessions. Transcripts of these calls are available on the Company's external website;

16       TALISMAN ENERGY

•
Maintaining an investor email address and phone number as well as a confidential ethics hotline which may be used by all shareholders;

•
Maintaining an external website with corporate and investor information posted on it, located at www.talisman-energy.com;

•
Publishing an annual report and corporate responsibility report in addition to regulatory filings and issuing news releases; and

•
Holding an annual general meeting in person, which is also available via webcast. Shareholders are provided with opportunities to ask questions of the Board and senior management following completion of the formal business of the meeting.

Say on Pay

  The Company will again hold a non-binding advisory vote on executive compensation at the Meeting this year.

As part of the Company's ongoing commitment to strong corporate governance, the Board of Directors has again approved a non-binding advisory vote on executive compensation at the Meeting this year.

Standards & Practices

The Company's corporate governance practices satisfy all the existing guidelines for effective corporate governance established by National Instrument 58-101 and National Policy 58-201 (collectively, the "CSA Rules"), all of the New York Stock Exchange ("NYSE") corporate governance listing standards applicable to foreign private issuers and a substantial majority of the NYSE corporate governance listing standards applicable to United States companies. As required by the NYSE corporate governance listing standards, the Company has disclosed, on its website at www.talisman-energy.com, the significant differences between its corporate governance practices and the requirements applicable to US companies listed on the NYSE.

Summaries of the mandates of the Board of Directors, its committees (including position descriptions for the Chair of each committee), the Chairman and the CEO may be obtained from the Company website at www.talisman-energy.com or upon request from: Corporate and Investor Communications Department, Talisman Energy Inc., 2000, 888 - 3rd Street SW, Calgary, Alberta, T2P 5C5, or by email at tlm@talisman-energy.com.

Governance Principles

Policy on Business Conduct and Ethics

  Talisman promotes and encourages a culture of ethical business conduct. Each year, employees, directors and various consultants complete ethics training and certify that they are familiar with the Policy on Business Conduct and Ethics and have adhered to it. Non-compliance with such policy is required to be reported to the President and Chief Executive Officer. All material waivers from such policy are required to be disclosed to shareholders.

The Company has adopted a Policy on Business Conduct and Ethics ("PBCE") which is applicable to all directors, officers and employees of the Company. To monitor compliance with the PBCE, certificates are required at least annually from all directors, worldwide employees and various consultants of the Company, which confirm compliance with the PBCE or disclose any deviations therefrom. The Company requires annual online ethics training as part of the certificate of compliance process. Exceptions are required to be noted directly to the President and Chief Executive Officer, and supervisors are notified if employees do not complete their annual certifications. Disclosures contained in the certificates, as well as a status report on the percentage of directors, employees and various consultants who have completed their annual certification, are reported to the Audit Committee for consideration. The Governance and Nominating Committee reviews any requests for waivers from the PBCE, and all material waivers from the PBCE are required to be disclosed promptly to shareholders. No waivers from the PBCE were granted for the benefit of the Company's directors or executive officers during the year ended December 31, 2012.

The Company values good faith actions in support of the PBCE and will not tolerate retaliation of any kind as a result of good faith reporting by employees. Talisman requires that observed breaches of the PBCE be reported to a supervisor or manager, a Vice President in the Legal Department, the Vice President, Audit, an executive officer, or through the Integrity Matters hotline noted below.

The Company's PBCE can be obtained from the Company's website at www.talisman-energy.com or upon request from: Corporate and Investor Communications Department, Talisman Energy Inc., 2000, 888 - 3rd Street S.W., Calgary, Alberta, T2P 5C5 or by email at: tlm@talisman-energy.com. The PBCE, as last updated in 2012, has been filed with Canadian securities regulators and can be accessed through www.sedar.com.

MANAGEMENT PROXY CIRCULAR       17

Disclosure Policy

  The Company has a Disclosure Policy which provides guidance concerning communication with investors, potential investors, analysts and members of the media. The Company has constituted a Disclosure Committee comprised of executive officers.

The Company has a Disclosure Policy which applies to directors, employees and third parties who represent the Company and its subsidiaries. The objectives of the Disclosure Policy are to: (1) ensure that the Company broadly disseminates information in a timely manner in order to keep securityholders and capital markets appropriately informed regarding the Company; (2) prevent improper use or disclosure of material information and to give guidance on dealing with other confidential information pertaining to the Company; (3) raise awareness of disclosure requirements and the Company's approach to disclosure; (4) provide guidance concerning communicating corporate information to investors, industry analysts, members of the media and the investing public; and (5) ensure compliance with all applicable legal and regulatory requirements relating to disclosure. Pursuant to the Disclosure Policy, a Disclosure Committee has been constituted and is comprised of the President and Chief Executive Officer, the Executive Vice-President, Finance and Chief Financial Officer, the Executive Vice-President Legal and General Counsel, and the Executive Vice-President, Corporate Services. In addition, ongoing disclosure training is provided to targeted groups within the Company, including senior management and the Board of Directors.

The Company maintains a confidential and anonymous reporting hotline for submitting inquiries or complaints regarding ethics matters and other areas of concern, such as human resources or workplace practices. This Integrity Matters hotline is available to internal and external users, and reports are received by an independent third party provider and subsequently forwarded to Talisman's Ethics Coordinator. In addition, the Company has a Global Investigation Policy and has developed investigation procedures and protocols. All matters reported through the Integrity Matters hotline in 2012 were reviewed by the Ethics Coordinator for possible breaches of Company policies, and actions were taken where appropriate. The Audit Committee has developed procedures for the receipt, retention and treatment of complaints received regarding accounting, internal accounting controls or auditing matters. Any reports made through the Integrity Matters hotline which relate to these areas are subject to the parameters and notification protocols embedded in the Audit Committee procedures.

Role of the Board

Board Roles and Responsibilities

  The principal role of the Board of Directors, as representatives of the shareholders, is the stewardship of the Company and its fundamental objective is the creation of shareholder value, including the protection and enhancement of the value of the Company's assets.

The Board of Directors of the Company sees its principal role as stewardship of the Company and its fundamental objective as the creation of shareholder value, including the protection and enhancement of the value of the Company's assets. The Board's stewardship responsibility means that it oversees the conduct of the business and management, which is responsible for developing long-term strategy and conducting the Company's day-to-day business. In addition to strategy discussions at regularly scheduled Board meetings, the Board meets at an extended annual Board session to specifically review corporate strategy.

The Board of Directors has developed Terms of Reference for the Board, which are reproduced in their entirety in Appendix "A", and which are reviewed on an annual basis. To assist Board members in performing their responsibilities, the Company has adopted a policy whereby, with the approval of the Chairman of the Governance and Nominating Committee or the Board, a Board member may engage an outside advisor at the Company's expense.

18       TALISMAN ENERGY

2012 Governance Activities of the Board

The Board of Directors fulfilled its mandate and, in addition, considered, reviewed or approved the following activities during 2012:

☑	Considered the Company's performance and strategic direction and the need for a new strategy.
☑	Accepted John A. Manzoni's resignation as President and Chief Executive Officer on September 10, 2012. For details, see page 40.
☑	Appointed Harold N. Kvisle as President and Chief Executive Officer effective September 10, 2012.
☑
Approved updates to the Terms of Reference of certain Board Committees. Amendments to the Terms of Reference of the Human Resources Committee included a clarification of the HRC's responsibility to consider risk when making compensation-related decisions or recommendations.
☑	Reviewed and approved the inclusion of a Say on Pay advisory vote at the May 5, 2012 shareholders' meeting.
☑	Reviewed and approved revisions to the financial authority delegated to the Chief Executive Officer and other executive officers.

Management of Risk

  Oversight of risk management is embedded in Talisman's Board and Committee structures. Talisman has a global risk management standard and a diligent risk management process in place that involves both the engagement of senior management and the Board of Directors. Talisman's Insider Trading Policy prohibits reporting insiders from engaging in transactions designed to hedge or offset a decrease in the market value of equity based compensation or other Talisman securities which are held, directly or indirectly, by them.

The Board assesses and ensures systems are in place to manage the risks of the Company's business with the objective of preserving the Company's assets. Talisman's risk management structure strives to ensure sound business decisions are made that balance risk and reward and drive the maximization of total shareholder return. Talisman has a diligent risk management process in place that involves the engagement of senior management and the Board of Directors. Management is responsible for the day-to-day management and mitigation of risk.

The Board oversees the risk management process and receives regular updates from the Company's executive officers regarding significant risks, risk tolerance and risk management strategies. The Board holds an in-depth session each year, which is devoted to a review and consideration of the strategic plan of the Company. As part of the annual strategic review, the Board considers the opportunities and risks of the business. The Board also reviews a risk matrix that assesses the key risks, including likelihood of occurrence and effects in event of occurrence. The Board, through the Chief Executive Officer, oversees the Company's compliance with applicable laws, health, safety and environmental policies, financial practices and reporting. On at least an annual basis, management identifies the most significant risks to the Company and analyzes the underlying assumptions with respect to the factors impacting the key risk categories. Each key risk is assigned to a responsible manager, with the requisite expertise and understanding of Talisman's operations, who is accountable for monitoring their designated risks with a view to ensuring appropriate mitigation strategies surrounding the relevant risk.

Talisman has a structured global process for identifying, assessing, monitoring and managing risks as outlined in the Company's Global Standard for Risk Management ("GSRM"). This process is reviewed and revised periodically. The scope of the risk management process includes all categories of risk: (i) strategic, financial and legal; (ii) health, safety, security, environment and operational assurance, project delivery, well drilling, well completion and well operations; and (iii) social, political and reputational. At a company level, one of the mechanisms for managing risks is through the GSRM and risk management process. The process involves the following steps: (1) identification and assessment of risks; (2) recording of material risks; (3) determination of whether material risks are tolerable; and (4) mitigation or elimination of intolerable risks. For each risk category, the Board is presented with and reviews the results arising from the GSRM and risk management process.

MANAGEMENT PROXY CIRCULAR       19

The table below indicates the responsibility of the Board and its Committees to monitor risk across the Company:

Board/Committee	Area of Responsibility

Board of Directors	Overall responsibility for risk oversight

Audit Committee	Oversight of financial risk

Human Resources Committee	Oversight of retention, succession and compensation risk

Governance and Nominating Committee	Responsible for reviewing general responsibilities and functions of the Board, its Committees, management, the Chairman of the Board and the Chief Executive Officer, which in turn form the governance framework for oversight of risk

Health, Safety, Environment and Corporate Responsibility Committee	Oversight of systems and policies related to safety, health, environment and corporate responsibility and related social, political and reputational risk

Reserves Committee	Oversight of risk relating to management and reporting of Talisman's reserves estimates

A key component of the Company's strategy to encourage appropriate risk taking is the design of both executive compensation elements (see page 50 of this Circular) and director compensation elements (see page 35 of this Circular). See page 48 for a description of the executive compensation risk assessments that were conducted in 2012.

In February 2012, the Board of Directors approved amendments to the Insider Trading Policy to prohibit reporting insiders from engaging in transactions that are designed to hedge or offset a decrease in the market value of equity-based compensation or other Talisman securities which are held, directly or indirectly, by them.

Strategic Planning

  Strategy was a particularly significant focus of the Board in 2012. In 2012, the Board determined the need for a change in the Company's strategic direction and the leadership required to effect that change. As a result, Mr. Kvisle was appointed President and CEO of the Company on September 10, 2012.

The Board ensures that long-term goals and a strategic planning process are in place. The Chief Executive Officer, with the approval of the Board, establishes the long-term goals for the Company. The Chief Executive Officer formulates the Company's strategy for the Board's approval. The Board brings objectivity and judgment to this process.

Strategy was a particularly significant focus of the Board in 2012. In early 2012, the Board began an in-depth review of the Company's performance against its previous strategy. It determined there was a need for additional focus time and as a result, additional special Board meetings were held (in addition to the strategy updates at every regularly scheduled Board meeting and the annual strategic planning session). The Board determined a need for a change in the Company's strategy in addition to leadership changes needed to formulate and execute against the new strategy. As a result, John A. Manzoni was asked to step down and Hal N. Kvisle was appointed President and Chief Executive Officer of the Company on September 10, 2012.

Following the change in leadership, the Company articulated its new strategy. The Board has formally approved the strategy and an operating plan and budget which supports the new direction.

The Board has altered the format of regularly scheduled meetings to ensure more focus on strategic decisions as well as to ensure additional time for independent directors to discuss progress against the new strategy, opportunities and challenges. Focus on strategic oversight will continue in 2013 and all Board activities related to that oversight (including the format of the annual strategic planning session) will adapt as needed.

About the Board

Board Size

  Talisman's optimal Board size has been determined at 10 to 12 directors. Talisman has fixed the Board size at 11 members for the purposes of the election of directors at the Annual Meeting of the Company.

The Articles of the Company provide that the Board of Directors shall, by way of resolution, fix the number of directors from time to time, such number being not less than four and not more than 20. In addition, the Governance and Nominating Committee is responsible for reviewing periodically the size of the Board to ensure its continued effectiveness (including, without limitation, facilitating effective decision-making).

The Governance and Nominating Committee has considered the optimal size of the Board as part of its succession planning process. Recognizing the commitments required to adequately fulfil the duties of the six standing Board Committees, the Governance and Nominating Committee determined that the optimal size of the Board is currently between 10 and 12 members. For the purposes of the Meeting, the size of the Board has been fixed at 11 members.

20       TALISMAN ENERGY

Position Descriptions

  The Board has developed and approved written position descriptions for the Chairman of the Board, the Chief Executive Officer and the Committee Chairs.

Chairman of the Board

The principal role of the Chairman of the Board is to manage and provide leadership to the Board of Directors. The Chairman is accountable to the Board and acts as a direct liaison between the Board and management of the Company through the Chief Executive Officer. In addition, the Chairman acts as a communicator for Board decisions where appropriate. The Chairman of the Board is also specifically charged with responsibility for leading and managing the Board in discharging its responsibilities (see "Performance Assessments" herein). The Chairman's mandate directs him to ensure that the directors hold discussions without management present at each Board meeting, and he presides at such sessions.

Chief Executive Officer

The position description of the Chief Executive Officer includes a description of duties and responsibilities in the areas of strategic planning; risk assessment, monitoring and management; internal controls and management information systems; leadership, corporate citizenship and social responsibility; and management's relationship with the Board. In addition, the Chief Executive Officer is directly responsible for achieving the goals of the Company through the annual operating plan process, which sets out specific financial, operational, long-term and short-term strategic and leadership goals. Please see the section headed "Executive Compensation" for a discussion of how the Chief Executive Officer's compensation is directly linked to performance of the Company.

Committee Chairs

The Chair of each Committee leads committee discussion on meeting agenda items and reports to the Board, on behalf of the Committee, with respect to the proceedings of each committee meeting. The Chair of each Committee also reviews agendas, work plans and, as appropriate, substantive agenda items with members of management prior to each committee meeting.

Independence of Directors

  All directors of Talisman are independent with the exception of the President and Chief Executive Officer. The Chairman of the Board and all Committee Chairs are all independent.

Independence Determinations – Directors

The Board believes that independence of the Board as a whole is essential to fulfilling its duty to oversee the conduct of the business and management of Talisman.

The CSA Rules state that a board should have a majority of independent directors. An independent director is defined as an individual who has no direct or indirect material relationship with the Company (that is, a relationship which could, in the view of the Company's Board of Directors, be reasonably expected to interfere with the exercise of a director's independent judgment). Director independence is also reviewed, on a voluntary basis, having regard to NYSE corporate governance listing standards for independence applicable to U.S. domestic issuers. Independence of Audit Committee members is also reviewed against the requirements of NI 52-110. Each director annually completes a detailed questionnaire about their business and charitable relationships and shareholdings. The Company reviews the information provided, conducts searches in internal databases and prepares a legal analysis with initial determinations of independence. After reviewing the legal analysis, the Corporate Secretary and the Executive Vice-President, Legal and General Counsel provide management's recommendations to the Governance and Nominating Committee for review. Finally, management's recommendations are presented to the Board of Directors to pass a resolution on director independence.

Throughout 2012, the Board made the following conclusions regarding the Company's compliance with the majority independent requirements of the CSA Rules and NI 52-110:

•
From May 4, 2011 to September 10, 2012, the Board of Directors was comprised of 11 directors, 10 (or 91%) of whom qualified as independent directors.

•
From September 10, 2012 to the date of this Circular, the Board of Directors was comprised of 10 directors, 9 (or 90%) of whom qualified as independent directors.

MANAGEMENT PROXY CIRCULAR       21

During the period May 4, 2011 to September 10, 2012, the only non-independent director was John A. Manzoni, President and CEO of the Company. During the period from September 10, 2012 to the date of this Circular, the only non-independent director was Harold N. Kvisle, who succeeded Mr. Manzoni as President and CEO on September 10, 2012. Prior to his appointment as Chief Executive Officer of the Company, Mr. Kvisle had been an independent director on Talisman's Board of Directors since 2010, and had served on both the HRC and the Reserves Committee. The decision to appoint Mr. Kvisle as President and CEO was made by the Board of Directors, with the exception of Mr. Kvisle who recused himself from voting on the matter.

In accordance with a NYSE corporate governance listing standard that listed companies must have a majority of independent directors, the Board has determined that none of the ten independent directors who are standing for election has any material relationship with the Company (other than serving as a director of the Company). Therefore, the Board has determined that each of Christiane Bergevin, Donald J. Carty, William R.P. Dalton, Kevin S. Dunne, Brian M. Levitt, Lisa A. Stewart, Peter W. Tomsett, Michael T. Waites, Charles R. Williamson and Charles M. Winograd are independent as defined by the rules of the NYSE.

The composition of the Board, including the independence of the Chairman, ensures that the Board has in place appropriate structures and procedures to ensure that the Board can function independently of management.

Independence Determinations – Board Committees

  All Committees of the Board of Directors are currently composed entirely of independent directors, with the exception of the Executive Committee on which the majority of members are independent.

All Committees of the Board of Directors are currently composed entirely of independent directors, with the exception of the Executive Committee on which the majority of whose members are independent. Following Mr. Kvisle's appointment as President and CEO, he stepped down as a member of the Human Resources Committee and Reserves Committee in order to preserve the independence of those Board Committees.

The committee memberships noted below are as at the date of the Circular.

	Executive		Audit		Human Resources		Governance and Nominating		Reserves		HSECR

Not Independent

Harold N. Kvisle	✓

Independent

Christiane Bergevin							✓				✓

Donald J. Carty			✓		✓	*

William R.P. Dalton			✓	*			✓		✓

Kevin S. Dunne									✓		✓	*

Brian M. Levitt					✓		✓

Lisa A. Stewart					✓				✓	*

Peter W. Tomsett	✓				✓						✓

Michael T. Waites			✓						✓

Charles R. Williamson	✓	*					✓

Charles M. Winograd			✓				✓	*

✓* Denotes Committee Chair

Other and Interlocking Directorships

  There are no interlocking directorships currently or among the director nominees.

Certain directors of the Company serve as directors of other reporting issuers. Disclosure of these directorships, as well as non-public directorships which require a significant portion of a director's time, is contained in this Circular under the heading "Election of Directors". There are currently no interlocking directorships among the director nominees listed in this Circular.

22       TALISMAN ENERGY

The Board has not adopted a formal policy limiting the number of outside directorships of the Company's directors. However, the Governance and Nominating Committee monitors the amount of other board memberships for current and proposed directors on an ongoing basis to ensure the ability of all directors to effectively act in the best interests of the Company.

In Camera Sessions

  The Board meets without management at all regularly scheduled and special meetings of the Board.

The Chairman of the Board is required to ensure that, upon completion of the business of all meetings of the Board and more often as needed, the directors have the opportunity to hold discussions without management present. The Board therefore meets without management at all regularly scheduled and special meetings of the Board. All Committees also hold in camera sessions without management present at least at the end of each regularly scheduled meeting. Finally, certain committees hold additional in camera sessions as follows:

•
The Audit Committee holds private sessions with each of the external auditor, the Vice-President of Internal Audit and senior management following each regularly scheduled committee meeting;

•
The HRC holds private sessions with senior management following each regularly scheduled committee meeting. The HRC also holds private sessions with its external compensation consultant following meetings in which compensation items are discussed; and

•
The Reserves Committee holds private sessions with the Internal Qualified Reserves Evaluator following each regularly scheduled Reserves Committee meeting.

A tabular form of the in camera sessions of the Board and its committee meetings in 2012 is as follows:

Board/Board Committee	Number of In Camera Sessions Held at Regularly Scheduled Meetings

Board	12 of 12

Audit	6 of 6

HRC	6 of 6

Governance and Nominating	3 of 3

Reserves	4 of 4

HSECR	3 of 3

Director Orientation and Continuing Education

  Talisman provides continuous education opportunities for all directors to enhance their skills and to build a current understanding of the business environment in which the Company operates.

Talisman is committed to ensuring its directors have the skills and knowledge necessary to meet their obligations as directors. The program has two components: new director orientation and ongoing director development.

New Director Orientation

The Company has an orientation and development program for new directors that includes the following:

•
All new directors are provided with an orientation package that includes, among other things, a detailed history of the Company, copies of corporate and Board policies including the Company's Policy on Business Conduct and Ethics, the Terms of Reference of the Board and its Committees, position descriptions, background information regarding each of the other directors and executive officers, members of the Board Committees, meeting dates and a set of annual disclosure documents. New directors are expected to review and become familiar with the contents of this orientation package.

•
Following the appointment or election of a new Board member, the Corporate Secretary typically conducts an orientation session with each new director to discuss Board governance structures, director compensation, and administrative and regulatory procedures associated with director appointments.

MANAGEMENT PROXY CIRCULAR       23

•
The Corporate Secretary also coordinates a full day orientation session with new directors to review the Company's business, expectations of directors, current issues and opportunities, and corporate goals and objectives. New directors are introduced to executives and key employees and provided with an overview of the Company's operations and strategic objectives. As required, a special education session on reserves estimates and related processes is arranged with the Company's Internal Qualified Reserves Evaluator.

•
At the conclusion of the orientation session above, the new Board member meets with the President and CEO.

Ongoing Director Development

The Company regularly provides directors with opportunities to increase their knowledge and understanding of the Company's business. The Board visits one of the Company's international locations, major domestic facilities or operating areas on an annual basis. Briefings on strategic issues are completed on an ongoing basis and at every regularly scheduled Board meeting, but specifically at an annual strategy session which typically includes reviews of the competitive environment, the Company's performance relative to its peers, and any other developments that could materially affect the Company's business.

Director Education Activities in 2012

Continuing education helps Talisman's directors stay up-to-date with industry developments and changing governance issues and requirements, and understand issues facing the Company.

Since March 2012, continuing education activities of the Board and its members have included the following:

•
Field trip visit to Jambi Merang, one of the Company's gas project sites in Indonesia (HSECR).

•
Field trip to Block PM-3 CAA in Malaysia. This field trip was in conjunction with the Company's international Board meeting to Kuala Lumpur where Board members received various informative sessions from employees on Talisman's operations in Southeast Asia (Board).

•
Regional presentations regarding Papua New Guinea and Malaysia (Board).

•
Presentation on the Company's IT security and disaster recovery plans (Audit Committee).

•
Internal presentation on governance best practices disclosure and trends (Governance and Nominating Committee, HRC).

In 2012, individual Board members also pursued educational opportunities on topics such as: US regulatory updates, IFRS and accounting and auditing, in addition to director seminars generally.

Talisman also maintains a corporate membership to the Institute of Corporate Directors to ensure that all directors have access to ongoing director education opportunities.

All committees regularly receive informational papers from management on trends and issues related to the particular committee mandate as part of their Board and Board committee mailings. Board members are canvassed on an annual basis to determine whether they have educational needs on topics specific to the Company or the industry.

In addition to the above, directors pursue individual continuing education opportunities. Directors may attend industry conferences and subscribe to industry publications.

Director Qualifications, Expectations and Number of Directorships

  Talisman maintains a skills matrix and a listing of desired attributes to assist in ensuring effectiveness in director selection.

In 2004, the Governance and Nominating Committee adopted screening and assessment guidelines to assist in the process of identifying new Board members. To further assist in the director selection process, the Governance and Nominating Committee also created a profile of ideal characteristics and qualifications of new nominees, which takes into account the Company's governance framework and current Board composition. This skills matrix is updated regularly to ensure that it remains relevant to the current business environment. Please see pages 8 through 13 for the profiles of each director.

24       TALISMAN ENERGY

In addition to the skills matrix, the Governance and Nominating Committee considers all director candidates against various personal attributes which it believes contribute to the effective functioning, governance and decision-making of the Board. These attributes include:

•	Integrity	•	Balance of Independent and Team Mindedness
•	Strategic/Analytical Thinking	•	Risk Analysis
•	Open Mindedness	•	Business Judgment
•	Collaborative	•	Diversity
•	Communication	•	Commitment

While the attributes described above provide the Governance and Nominating Committee with a framework for assessing director candidates, it is not meant to limit the scope of the review. Each candidate is reviewed against his or her specific experiences and perspectives to assess his or her potential effectiveness as a director.

The Governance and Nominating Committee also reviews all existing and future commitments of each candidate, including other directorships, to determine: (a) if they impact a candidate's independence or pose a potential conflict of interest; (b) whether the candidate will be able to devote sufficient time and commitment to his or her duties as a Board member; and (c) whether there are interlocking directorships.

Diversity

Talisman is committed to increasing diversity on its board over time, and is actively engaged in support of initiatives aimed at developing and seeking out candidates who meet diversity criteria. In pursuit of this aspiration, Talisman is a member of the Canadian Board Diversity Council and a supporter of its National Diversity initiative and its 'Get on Board' Governance Education Program. Talisman also endorses Catalyst Canada's initiative to increase the overall proportion of FP500 board seats held by women by 2017.

Performance Assessments

  The Chairman of the Board and Chair of the Governance and Nominating Committee oversee a comprehensive annual assessment process.

The evaluation process assists in assessing overall effectiveness. Measuring contributions made by the Board, by each committee and by each director also illuminates skill gaps and educational opportunities to be addressed for the coming year.

Assessments of the Board, its committees, and individual directors (including special assessments of the Chairman of the Board and of Committee Chairs) are conducted on an annual basis. The following describes the processes by which these assessments are conducted.

Board Assessment

All independent directors complete an annual questionnaire which assesses the Board's effectiveness and performance. The questionnaire includes both quantitative and qualitative commentary, and solicits feedback on other areas such as director education and Board succession. The questionnaire is administered by the Corporate Secretary, who compiles and analyzes the results. A summary of the responses to the questionnaire, without attribution to individual Board members, is provided to the Chairman of the Board, the Chairman of the Governance and Nominating Committee, the President and Chief Executive Officer, the Executive Vice President and General Counsel, and the Corporate Secretary for review. A response plan and action list is developed by the Corporate Secretary and the President and Chief Executive Officer and is reviewed with the Chairman of the Board. The Chairman of the Board provides a report to the Board in the first quarter of each year outlining the data and conclusions of the Board assessment process. A followup on progress against deliverables in the response plan is also coordinated in the fourth quarter of each year.

As a result of the Chairman's report, Board members identify areas of improvement and communicate their discussions to management for implementation as required. In an effort to continuously improve this process, the format and focus of the written questionnaire is reviewed annually with the Chairman.

MANAGEMENT PROXY CIRCULAR       25

Assessment of Individual Directors

The annual questionnaire assessing Board effectiveness provides directors with the opportunity to comment on the performance of individual directors. Recognizing the sensitive nature of this assessment, the Chairman of the Board also conducts individual interviews with each director to solicit feedback on the performance of their peers. The results of the Chairman's interviews are communicated, again without attribution, to individual Board members, and to the Board in the first quarter of each year.

Assessment of Board Committees

Each Committee Chair is responsible for conducting a review of his or her committee's performance over the past year. The Committee may utilize a written questionnaire which asks them to assess committee performance against specific Terms of Reference, as well as comment on communications, presentations, reporting and other items which assist the Committee in fulfilling its mandate. Each Committee Chair reviews and summarizes the results of the review, which are then discussed with the Chairman of the Board. Areas for improvement are reported to the full Board through the Chair's overall performance assessment discussed above.

Each Board Committee is asked on an annual basis to consider whether changes to its Terms of Reference are required. All changes to Terms of Reference are reviewed by the Governance and Nominating Committee before recommendations are made to the Board.

Assessment of Committee Chairs

Members of each committee are asked to annually assess and comment on the performance and knowledge of each Committee Chair. As part of his individual director interviews, the Chairman of the Board asks Board members to comment on the effectiveness of the Committee Chairs with whom they serve. Adjustments are made in April or May of each year to the Committee Chairs after each annual shareholders' meeting, which incorporate the results of the Committee Chair assessments.

Assessment of Chairman of the Board

The Chairman of the Governance and Nominating Committee conducts an annual assessment of the Chairman of the Board. Individual responses are received by the Chairman of the Governance and Nominating Committee, who summarizes the results and reports areas for improvement to the full Board.

As noted below in the section entitled "Director Succession Policy – Term Limits, Tenure and Retirement", a review of the Chairman of the Board is required every three years. Accordingly, the Governance and Nominating Committee conducted an in-depth review of Charles R. Williamson's tenure as Chairman of the Board in February 2012. As a result of the review, Charles R. Williamson was asked and agreed to continue on as Chairman of the Board for an additional three-year term, subject to annual review.

List of Director Candidates

  Talisman maintains an evergreen list of candidates.

The Company maintains an "evergreen" list of potential Board members, which is used in the director selection process noted above.

Board Succession Policy – Term Limits, Tenure and Retirement

  In 2013, the Board amended its Board Succession Policy to adopt several guiding principles, including: limiting interlocking directorships; limiting the number of actively serving CEOs on the HRC; and increasing board diversity over time.

The Board of Directors has adopted a policy regarding Board succession (the "Board Succession Policy"). The Board Succession Policy states that an independent director should offer to resign if he or she has ceased to be independent. Board members are also required to advise the Chairman of the Governance and Nominating Committee where there is a significant change in the member's personal status, including a negative change in public profile, or significant changes in employment or health. Upon receipt of any such notification, the Governance and Nominating Committee will consider the member's change in status in light of

26       TALISMAN ENERGY

the Company's recruitment criteria and Board succession plans and, depending on the results of those deliberations, may request the member's resignation from the Board of Directors.

  The mandatory retirement age of 70 has been established for directors. There is a presumption that a Board member will resign after 10 years of service, subject to the discretion of the Board. A review of the Chairman occurs every three years.

In 2008, the Governance and Nominating Committee considered whether to impose term limits on directors and on the position of the Chairman of the Board. Subsequent to this review, the Board Succession Policy was amended to provide that Board members will offer their resignations on the 10th anniversary of the member's first election or appointment with the expectation that, unless otherwise determined by the Governance and Nominating Committee, they will not be nominated for election at the next annual shareholders' meeting. The Governance and Nominating Committee, following a focused assessment of the member's areas of principal contribution against the overall composition and needs of the Board, has the discretion to recommend the member's continued nomination as a director. In December 2012, the Governance and Nominating Committee considered Kevin Dunne's continuing service on the Board as he had reached his 10-year anniversary. Having regard to Kevin Dunne's contributions to the Board, and his oil and gas expertise, the Committee approved his nomination as a director at the meeting. The extension approved was for a one-year term. The Governance and Nominating Committee will undertake a focused review of the Chairman of the Board every three years, with a possible extension of the Chairman's position of up to a further three years. The Governance and Nominating Committee conducted an in-depth review of Charles R. Williamson's tenure as Chairman of the Board in February 2012. As a result of the review, Charles R. Williamson was asked and agreed to continue on as Chairman of the Board for an additional three-year term, subject to annual review.

The Board Succession Policy establishes a mandatory retirement age of 70 for directors. No waivers to the mandatory retirement age limit were granted with regard to the nominees for director listed in this Circular.

Board Committees

Reports of the Committees

The Board of Directors fulfils its role, to act in the best interests of the Company, directly and through committees to which it delegates certain responsibilities.

The Board of Directors has established six committees: the Audit Committee, the Governance and Nominating Committee, the Human Resources Committee, the Reserves Committee, the Health, Safety, Environment and Corporate Responsibility Committee and the Executive Committee.

With the exception of the Executive Committee, for which there are no regularly scheduled meetings, the Committees of the Board convene in accordance with an annually developed schedule. Each Committee has provided a report which describes the composition of the Committee, its responsibilities and key activities, with the exception of the Executive Committee which did not convene a meeting in 2012.

MANAGEMENT PROXY CIRCULAR       27

Report of the Audit Committee

Mission:

The Audit Committee is responsible for assisting the Board in fulfilling its obligations by overseeing and monitoring the Company's financial accounting and reporting process. It is also responsible for overseeing and monitoring the integrity of the Company's financial statements, its internal control over financial reporting and the external financial audit process, evaluating the independence of the Company's auditor and overseeing the Company's internal audit function. In fulfilling its responsibilities, the Audit Committee meets regularly with the internal and external auditors and management. The Terms of Reference of the Audit Committee require that each member be independent and, as such, all members of the Audit Committee are unrelated, independent directors.

The following report of the Audit Committee of the Company shall not be deemed to be "soliciting material" or to be "filed" with the Canadian securities regulators or the SEC, nor shall this report be incorporated by reference into any filing made by the Company under the US Securities Act of 1933, as amended, or the US Securities Exchange Act of 1934, as amended.

The Audit Committee met with management and the independent auditor to review and discuss the December 31, 2012 Audited Consolidated Financial Statements. The Audit Committee also discussed with the independent auditor the matters included in the US Auditing Standards No. 114, as amended (AICPA, Professional Standards, Volume 1, AU Section 380), as adopted by the Public Company Accounting Oversight Board (United States) ("PCAOB") in Rule 3200T regarding "Communication with Audit Committees". The Audit Committee also has received and reviewed the written disclosures and the letter from the independent auditor required by applicable requirements of the PCAOB regarding the independent auditor's communications with the Audit Committee concerning independence, and has discussed with the independent auditor its independence from the Company.

Based upon the Audit Committee's review and discussions with management and the independent auditor, and the Audit Committee's review of the representations of management and the independent auditor, the Audit Committee recommended that the Board of Directors approve the Audited Consolidated Financial Statements for filing with the Canadian securities regulators and the SEC, and include the Audited Consolidated Financial Statements in the Company's Annual Report to shareholders for the year ended December 31, 2012.

The Audit Committee is committed to compliance with all applicable accounting policies, procedures and related controls. In accordance with the requirements of the US Securities Exchange Act of 1934, as amended, and National Instrument 52-110 (Audit Committees) ("NI 52-110"), the Audit Committee has adopted procedures for (a) the receipt, retention, and treatment of complaints received by the Company regarding accounting, internal accounting controls or auditing matters; and (b) the confidential, anonymous submission by employees of the Company of concerns regarding questionable accounting or auditing matters.

The Committee's mandate can be found at www.talisman-energy.com.

Highlights:

In 2012, the Audit Committee fulfilled its mandate and, in addition, considered, reviewed or approved the following matters:

☑	Received regular updates in regard to implementation of a global finance and supply chain system
☑	Received updates on the evaluation of the effectiveness of the Company's disclosure controls and procedures
☑	Received a presentation on the Company's IT security and IT disaster recovery preparedness
☑	Reviewed management's assessment and received an update on the Company's contingent liabilities
☑	Received updates on the corporate finance activities and plans of the Company

Members*:

William R.P. Dalton (Chair)
Donald J. Carty
Michael T. Waites
Charles M. Winograd

*
The Committee is comprised entirely of independent directors who are financially literate. Additional information on the Company's Audit Committee, including the Terms of Reference for the Audit Committee, a description of Audit Committee members' education and experience, and a summary of external auditor fees is contained in Schedule "B" to the Company's Annual Information Form for the year ended December 31, 2012.

28       TALISMAN ENERGY

Report of the Human Resources Committee

Skills and Experience:

Members of the HRC have direct experience and skills pertaining to executive compensation, enabling them to make decisions on the suitability of the Company's compensation policies and practices.

The following table describes the experience of the HRC members:

	Donald Carty (Chair)	Peter Tomsett	Lisa Stewart

Served or serves on other compensation committee(s)	✓	✓

Chair of other compensation committee(s)	✓	✓

Direct role in supervising a HR function	✓	✓	✓

The members of Talisman's Human Resources Committee have education and experience relevant to the performance of their responsibilities as HRC members, which includes the following:

Donald J. Carty served as the Chair of Barrick Gold Corporation's compensation committee from 2008-2012, having joined that committee in 2006. Prior to that time, he was on the compensation committees of Sears Holding Co. from 2001-2007, Hawaiian Holdings Inc. from 2007-2011, Dell Inc. from 1998-2001, Gluskin Sheff & Associates, Inc. in 2006, and 2008 to present. Mr. Carty had responsibility for the human resources function as President and Chief Executive Officer of Canadian Pacific Airlines and President of AMR Airline Group and American Airlines and Vice Chairman and Chief Financial Officer of Dell Inc. Mr. Carty holds an undergraduate degree and an Honorary Doctor of Laws from Queen's University and a Master of Business Administration degree from Harvard University.

Peter W. Tomsett currently serves as Chairman of the compensation committee for North American Energy Partners Inc. and has done so since 2007. He also served on Silver Standard Resources Inc. compensation committee from 2006-2008 and on Equinox Minerals Ltd. compensation committee from 2008-2011 and as chairman of that committee from 2007-2008. Prior to that, Mr. Tomsett had direct supervision of the human resources function at Placer Dome Inc. as Chief Executive Officer and as a Regional Manager from 1991-2006. Mr. Tomsett holds a Bachelor in Mining Engineering from the University of New South Wales and a Master of Science in Mineral Production Management from Imperial College in London.

Lisa A. Stewart has direct oversight of the human resources function as Chief Executive Officer of Sheridan Production Partners. Prior to that time, Ms. Stewart had direct oversight of the human resources function as President of El Paso Exploration & Production. Ms. Stewart holds a Bachelor in Science in Petroleum Engineering from the University of Tulsa where she is a member of the College of Engineering and Natural Sciences Hall of Fame.

Mission:

The objective of the HRC is to oversee certain management assessment, succession and compensation matters. The primary roles and responsibilities of the HRC include reviewing and approving the compensation levels of executive officers and leading the process for assessing the performance of the Chief Executive Officer; reviewing and recommending to the Board for approval the compensation and benefit policies of the Company and its subsidiaries, and the terms and conditions of employee benefit plans; reviewing and approving employee long-term incentive grants and recommending cash unit grants to subsidiaries; reviewing and approving amendments to the terms and conditions of the Company's pension plans; reviewing and making recommendations to the Board as to the appointment of executive officers; reviewing succession plans for key management positions within the Company and its subsidiaries; reviewing management development policies and practices and staffing plans; reviewing human resources strategies and policies; and reviewing the Company's executive compensation disclosure. The HRC also assesses and manages the risk associated with the Company's compensation programs and their alignment with the Company's value creation objectives.

In 2012, the Board of Directors updated the Terms of Reference of the HRC. The update was intended to better clarify existing accountabilities with respect to approval of compensation and consideration of compensation-related risk. As part of that update, the following addition was made to the HRC Terms of Reference: "In considering the compensation and benefit programs of the Company, the HR Committee shall review and assess the risk associated with the compensation and benefit programs and such programs' alignment with the Company's corporate goals and value creation objectives."

MANAGEMENT PROXY CIRCULAR       29

The Committee's mandate can be found at www.talisman-energy.com. Additional information regarding the HRC can be found in the Letter to Shareholders contained in this Circular.

Highlights:

In 2012, the Human Resources Committee fulfilled its mandate and, in addition, considered, reviewed or approved the following matters:

☑	Evaluated the former President and Chief Executive Officer's performance against goals and objectives
☑	Considered and reviewed John A. Manzoni's separation package, and Hal N. Kvisle's compensation package. See the section entitled "Executive Compensation" for details
☑	Received results of a compensation risk assessment, CEO compensation risk assessment and peer review presentations from Towers Watson (external executive compensation consultant)
☑	Reviewed and approved the vesting terms and settlement of the 2009 PSU grant, which was the first grant to vest and settle under the Company's PSU plan
☑	Reviewed and recommended amendments to the Insider Trading Policy prohibiting hedging of compensation
☑	Considered modifications to the Company's long-term incentive program metrics
☑	Reviewed and approved a global Executive Compensation Consultant Policy and Process

Members at December 31, 2012 1:

Donald J. Carty (Chair)
Lisa A. Stewart
Peter W. Tomsett

1.
Brian M. Levitt was appointed as a member of the Human Resources Committee on February 28, 2013.

The Committee is comprised entirely of independent directors. No members of the HRC are active Chief Executive Officers of publicly traded companies.

30       TALISMAN ENERGY

Report of the Governance and Nominating Committee

Mission:

The Governance and Nominating Committee is responsible for developing and recommending a set of corporate governance principles and guidelines applicable to the Company. Its duties include approving the Company's annual corporate governance disclosure; establishing a long-term plan for composition of the Board; establishing a process for identifying, recruiting and appointing new directors; reviewing and determining director compensation; and reviewing the general responsibilities and function of the Board, its Committees and the role of the Chairman of the Board and the Chief Executive Officer.

Complete details of the Committee's mandate can be found at www.talisman-energy.com.

Highlights:

In 2012, the Governance and Nominating Committee fulfilled its mandate and, in addition, considered, reviewed and approved the following matters:

☑	Commenced a director recruitment process resulting in the appointment of Brian M. Levitt as a director of the Company in February 2013, and the commencement of a further process with an external recruitment firm to identify an additional director with oil and gas experience. See page 5 for further details on board renewal at Talisman.
☑	Enhanced guidelines in the Board Succession Policy
☑	Received a presentation on an initiative to increase the presence of women on boards of directors

Members at December 31, 2012 1:

Charles M. Winograd (Chair)
Christiane Bergevin
William R.P. Dalton
Charles R. Williamson

1.
Brian M. Levitt was appointed as a member of the Governance and Nominating Committee on February 28, 2013.

The Committee is comprised entirely of independent directors.

MANAGEMENT PROXY CIRCULAR       31

Report of the Reserves Committee

Mission:

The primary responsibilities of the Reserves Committee include reviewing the Company's procedures relating to the disclosure of information with respect to oil and gas reserves and valuation activities; reviewing the Company's procedures for providing information to the qualified reserves evaluator or auditor who reports on reserves data; meeting with management and the qualified reserves evaluator or auditor to review the reserves and valuation data; reviewing the value creation and capital investments associated with or relative to changes in reserves volumes; reviewing and recommending to the Board for approval the content and filing of the Company's Annual Statement of Reserves Data and Other Oil and Gas Information, and the Company's Annual Report of Management and Directors on Oil and Gas Disclosure.

The Committee's mandate can be found at www.talisman-energy.com

Highlights:

In 2012, the Reserves Committee fulfilled its mandate and, in addition, considered, reviewed or approved the following matters:

☑	Reviewed the performance contract of the Chief Reservoir Engineer
☑	appointed a new Independent Qualified Reserves Engineer

Members:

Lisa A. Stewart (Chair)
William R.P. Dalton
Kevin S. Dunne
Michael T. Waites

The Committee is comprised entirely of independent directors.

32       TALISMAN ENERGY

Report of the Health, Safety, Environment and Corporate Responsibility Committee

Mission:

The HSECR Committee reviews the effectiveness with which the Company meets its obligations and achieves its objectives pertaining to health, safety and the environment. The primary responsibilities of the HSECR Committee include reviewing policies and management systems and the Company's system of internal controls in the areas of health, safety and the environment; reviewing the findings of regulatory agencies and auditors in respect of health, safety, the environment and corporate responsibility and management's responses thereto; reviewing significant health, safety and environmental risks and exposures; assessing mitigating or remedial action taken to address the identified risks, including the adequacy of environmental insurance; and annually reviewing the Company's Corporate Responsibility Report. The Terms of Reference of the HSECR Committee require the Committee to review and consider corporate social responsibility policies with respect to security, community relations and human rights.

Complete details of the Committee's mandate can be found at www.talisman-energy.com.

Highlights:

In 2012, the Health, Safety, Environment and Corporate Responsibility Committee fulfilled its mandate and, in addition, considered, reviewed and approved the following matters:

☑	Received an update on the UK regulatory environment as applied to Talisman's operations in the North Sea
☑	Reviewed key learnings related to deepwater drilling experiences in Indonesia
☑	Received a presentation on the Company's North American water strategy

In 2012, the HSECR Committee also attended a field trip to Jambi Merang in Indonesia.

Members:

Kevin S. Dunne (Chair)
Christiane Bergevin
Peter W. Tomsett

The Committee is comprised entirely of independent directors.

MANAGEMENT PROXY CIRCULAR       33

IV.      DIRECTOR COMPENSATION

Compensation Philosophy and Program Design	34

Annual Compensation Review Process	34

Director Compensation Elements	35

Quantum and Structure of Pay	35

Director Share Ownership Policy	36

Director Deferred Share Unit Plan	36

Director Stock Option Plan	37

Director Compensation Tables	37

Compensation	37

Director Share Ownership	38

Outstanding Share-Based Awards	38

Compensation Philosophy and Program Design

  Directors' compensation is designed to effectively align directors' interests with the long-term success of Talisman.

For the purposes of this Director Compensation section, "director" means independent director unless otherwise indicated.

The principal role of the Board of Directors is stewardship of the Company with the creation of shareholder value, including the protection and enhancement of the value of its assets, as the fundamental objective. Talisman's director compensation program is therefore structured to address the following principles:

•
Director compensation should relate to the overall stewardship and governance of the Company, and specifically align directors' interests with the long-term success of Talisman.

•
The compensation program should assist in attracting and retaining qualified individual directors who will contribute to Board effectiveness as a whole.

•
Talisman's director compensation program should be competitive with other comparable public companies.

•
Directors who also serve as executive officers of the Company should not receive additional compensation for their service as directors.

The following features of Talisman's compensation program align the interests of directors with shareholders:

•
Directors receive a portion of their compensation in the form of director deferred share units ("DDSUs"). DDSUs cannot be redeemed until a director ceases to be a director and, if applicable, ceases to be an employee of the Company or an affiliate, except as otherwise provided in the Deferred Share Unit Plan for Non-Employee Directors ("DDSU Plan").

•
The value of DDSUs received by directors tracks the performance of Talisman's Common Shares.

•
Talisman has a Director Share Ownership Policy. Within five years, directors are required to accumulate and hold Common Shares and/or DDSUs equivalent to three times the aggregate of their annual cash retainer and annual equity retainer.

•
Directors may voluntarily elect to receive all or a portion of their annual cash retainer and fees in the form of DDSUs, and the majority of directors choose to do so. Directors have a substantial investment in the Company.

•
No Director, unless he or she is an officer of the Company, should receive remuneration from the Company other than compensation received in his or her capacity as a Director.

Annual Compensation Review Process

Director compensation is reviewed on an annual basis. The Governance and Nominating Committee regularly reviews director compensation and considers and, where appropriate, approves changes to the compensation structure or level for Board members.

34       TALISMAN ENERGY

The Governance and Nominating Committee reviews Talisman's overall director compensation program, the balance of the cash and equity components, director share ownership levels, the alignment of any proposed changes with best practices in corporate governance, and the impact in relation to directors' responsibilities and director recruitment efforts.

In 2012, the Governance and Nominating Committee retained the services of Towers Watson to provide an independent review of Talisman's director compensation philosophy and to assess the competitiveness of compensation provided to directors and the Chairman of the Board.

The Governance and Nominating Committee reviews compensation in peer organizations when establishing compensation levels for Talisman directors. Talisman's director compensation comparator group, and the attributes of peer companies considered in determining the peer group, are consistent with the company's approach on executive compensation (see page 45). The following North American energy peer companies were selected in 2012 to be used for competitive market analysis of director compensation for Talisman's directors:

Anadarko Petroleum Corporation	Husky Energy Inc.

Apache Corporation	Imperial Oil Limited

Canadian Natural Resources Ltd.	Marathon Oil Corporation

Cenovus Energy Inc.	Murphy Oil Corporation

Chesapeake Energy Corporation	Nexen Inc.

Devon Energy Corporation	Noble Energy Inc.

Enbridge Inc.	Occidental Petroleum Corporation

Encana Corporation	Southwestern Energy Co.

EOG Resources, Inc.	Suncor Energy Inc.

Hess Corporation	TransCanada Corporation

The Governance and Nominating Committee has determined that alignment to the 50th percentile of North American energy peers best reflects the competitive marketplace, the market for director talent, and alignment with the approach to executive compensation.

In April 2012, after careful consideration of Talisman's share price performance and placement within its peer group, the Governance and Nominating Committee recommended that no changes be made to director compensation for 2012.

Director Compensation Elements

Quantum and Structure of Pay

For the year ended December 31, 2012, each director of Talisman was remunerated according to the fee schedule provided below.

Director Fee Schedule for Year Ended December 31, 2012

Fee schedule for 2012

Chairman of the Board Annual Retainer[1]	$200,000

Annual Retainer for Other Directors	$50,000

Board Meeting Fee	$1,700 ($800 for teleconference)

Audit Committee Chair Retainer	$25,000

Audit Committee Member Retainer	$10,000

Committee Chair Retainer	$15,000

Committee Member Retainer	$6,000

Committee Attendance Fee	$1,700 ($800 for teleconference)

Equity grant (Chairman)	$300,000 (in DDSUs)

Equity grant (Director)	$150,000 (in DDSUs)

1.
The Chairman's annual retainer is an all-inclusive retainer. No additional fees are paid for attendance at Board or Board Committee meetings, or for service on other Talisman-related matters.

In addition, directors are reimbursed for their Company-related travel expenses. The President and Chief Executive Officer is not paid for his services on the Board of Directors.

MANAGEMENT PROXY CIRCULAR       35

Director Share Ownership Policy

  Since 1998, Talisman has had a Director Share Ownership Policy requiring directors to maintain certain ownership levels. In 2012, approximately 77% of the total compensation directors received was in the form of DDSUs.

Directors are required to own a value of Common Shares and/or DDSUs equal to three times the aggregate of the annual cash retainer and annual equity retainer. Directors have five years from May 1st following the year in which the director was elected or appointed, to reach the required target. Directors who do not meet the requirements of the Director Share Ownership Policy have a 12-month grace period to correct the deficiency. It is expected that, at the end of the grace period, subject to the discretion of the Governance and Nominating Committee, each director will be in compliance with the share ownership requirement. Directors may correct deficiencies under this policy through various methods, including electing a portion of their annual cash retainer and fees in the form of DDSUs, or otherwise acquire Common Shares of the Company.

Under Talisman's Director Share Ownership Policy, the ownership requirements are as follows:

Director:	$50,000 annual cash retainer + $150,000 annual equity retainer = $200,000
$200,000 × 3 = $600,000

Chairman:	$200,000 annual cash retainer + $300,000 annual equity retainer = $500,000
$500,000 × 3 = $1,500,000

Director Deferred Share Unit Plan

  Talisman has a Director DSU Plan designed to promote alignment of long-term interests between directors and shareholders.

Effective January 1, 2001 and restated in May 2010, the Board of Directors implemented a director deferred share unit program.

The objectives of the program are to:

•
promote a greater alignment of long-term interests between the directors and shareholders of Talisman (the value of DDSUs is based on the value of Talisman's Common Shares and directors are entitled only to receive the value of the DDSUs once they cease to be a director and, if applicable, cease to be an employee of the Company or an affiliate, except as otherwise provided in the DDSU Plan);

•
provide a compensation system for directors that is reflective of the responsibility and commitment of the directors and performance of the duties required and expected of the directors; and

•
assist directors in achieving compliance with Talisman's Director Share Ownership Policy by providing for a director election to receive up to 100% of his or her annual retainer, committee retainer and attendance fees in DDSUs.

Under the DDSU Plan, directors may elect to receive up to 100% of their annual cash retainer and fees, in addition to the annual equity retainer, in the form of DDSUs. Directors may not make such an election in the quarter in which they became a director.

DDSUs are allocated to a notional account on an annual basis by dividing the amount of compensation that a director has elected to receive in DDSUs by the fair market value (i.e., the average of the prior trading day's high and low reported price on the TSX) of Talisman's Common Shares on the grant date set by the Committee. Directors are also credited with additional DDSUs corresponding to any associated notional dividend payments. No shares are issued under the DDSU Plan and all DDSUs granted to directors are settled in cash. A director is only entitled to receive the value of his or her DDSUs upon ceasing to be a director of Talisman and, if applicable, ceasing to be an employee of the Company or an affiliate, except as otherwise provided in the DDSU Plan. All DDSUs are vested when granted and will be settled in cash on change of control.

The DDSU Plan was restated in May 2010 to incorporate previous amendments designed to ensure continuing compliance with Section 409A of the US Internal Revenue Code and to provide increased flexibility with respect to the year of payment and choice of valuation date or dates, subject to applicable tax legislation.

36       TALISMAN ENERGY

Director Stock Option Plan

  No stock options have been granted under the Director Stock Option Plan (the "DSOP") since 2003 and no director stock options are currently outstanding.

No stock options have been granted to non-executive directors under the DSOP since 2003. There are no options currently outstanding under this plan. While non-executive directors are eligible to participate in the DSOP, implemented in 1998, Talisman does not intend to grant further options under the DSOP.

Director Compensation Tables

Compensation

During 2012, directors earned the following compensation pursuant to the director fee schedule:

Name	Basic Retainer[1] ($)	Committee Retainers[1] ($)	Attendance Fees[1,2] ($)	Total Fees ($)	Fees Earned in Cash ($)	Fees Credited in DDSUs[3,5] ($)	Equity Grant DDSUs[3,5] ($)	Total Compensation ($)

Christiane Bergevin	50,000	12,000	27,800	89,800	12,500	77,300	150,000	239,800

Donald J. Carty	50,000	25,000	32,700	107,700	107,700	0	150,000	257,700

William R.P. Dalton	50,000	41,750	36,200	127,950	127,950	0	150,000	277,950

Kevin S. Dunne	50,000	21,000	29,500	100,500	100,500	0	150,000	250,500

Harold N. Kvisle[4]	34,647	29,103	28,700	92,450	0	92,450	150,000	242,450

Lisa A. Stewart	50,000	13,565	31,100	94,665	0	94,665	150,000	244,665

Peter W. Tomsett	50,000	19,043	34,500	103,543	0	103,543	150,000	253,543

Michael T. Waites	50,000	16,000	29,400	95,400	0	95,400	150,000	245,400

Charles R. Williamson	200,000	0	0	200,000	0	200,000	300,000	500,000

Charles M. Winograd	50,000	28,750	31,900	110,650	60,650	50,000	150,000	260,650

1.
A director may elect to receive a portion of his or her annual retainer, committee retainer and attendance fees in DDSUs. See "Director Share Ownership Policy". Pursuant to the DDSU Plan, directors are not permitted to elect to receive DDSUs in the quarter in which they become a director.

2.
From time to time, a director may get paid for attending committee meetings of which they are not a member but were invited to attend.

3.
The number of DDSUs credited to a director's account is calculated by dividing the value of the DDSUs by the mean of the high and low reported prices at which Common Shares were traded on the TSX on the day preceding the grant date.

4.
The Total Compensation shown is for the period January 1 – September 9, 2012. Following Harold N. Kvisle's appointment as President and CEO on September 10, 2012, he no longer receives compensation as a director. For details of Mr. Kvisle's compensation as President and CEO, please see pages 65 to 66 and 68 to 69 under "Executive Compensation".

5.
DDSUs cannot be redeemed until a director ceases to be a director, and, if applicable, ceases to be an employee of the Company or an affiliate, except as otherwise provided in the DDSU Plan.

MANAGEMENT PROXY CIRCULAR       37

Director Share Ownership

The following table sets out each nominee director's equity ownership in the Company as at December 31, 2012. This table does not include Mr. Kvisle, who became subject to the executive share ownership guidelines following his appointment as President and Chief Executive Officer on September 10, 2012. Please refer to page 71 for the executive share ownership table.

Messrs. Dalton and Dunne are the only two directors who have served for five years and, therefore, are the only two directors required to meet the current share ownership guidelines.

	Equity Ownership as at December 31, 2012

Name	Date to Meet Share Ownership Guideline[2]	Ownership Requirement at Year 5 (3x cash + equity) ($)	Common Shares (#)	DDSUs (#)	Total Value of Equity Investment at December 31, 2012[1] ($)	Minimum Share Ownership Requirement Met	Multiple of Ownership Requirement at December 31, 2012 (#)

Christiane Bergevin	30-Apr-2014	600,000	2,000	43,419	556,383	N/A	.93

Donald J. Carty	30-Apr-2014	600,000	10,000	36,628	571,193	N/A	.95

William R.P. Dalton	30-Apr-2011	600,000	0	47,590	582,978	No3	.97

Kevin S. Dunne	30-Apr-2009	600,000	0	55,712	682,472	Yes	1.14

Lisa A. Stewart	30-Apr-2015	600,000	0	48,235	590,879	N/A	.98

Peter W. Tomsett	30-Apr-2015	600,000	0	49,678	608,556	N/A	1.01

Michael T. Waites	30-Apr-2017	600,000	4,100	32,734	451,217	N/A	.75

Charles R. Williamson	30-Apr-2014	1,500,000	0	161,088	1,973,328	N/A	1.32

Charles M. Winograd	30-Apr-2014	600,000	0	46,288	567,028	N/A	.95

1.
For purposes of calculating ownership levels, the Director Share Ownership Policy requires that an annual average of the Company's Common Share closing price be used. The average closing price on the TSX for the period January 1, 2012 – December 31, 2012 was $12.25.

2.
Year 1 commences on May 1 of the year following a director's election or appointment.

3.
Due to the Company's share price, Mr. Dalton did not meet the share ownership target for 2012. Under the Director Share Ownership Policy (refer to page 36), directors have a twelve-month grace period to reach the share ownership target. To enable Mr. Dalton to meet such target, he has elected to receive a portion of his 2013 retainer in DDSUs.

Outstanding Share-Based Awards

As at December 31, 2012, the following DDSUs are outstanding:

	Share-Based Awards

Name	Number of Shares or Units of Common Shares that have not Vested[1] (#)	Market or Payout Value of Share-Based Awards that have not Vested[2] ($)

Christiane Bergevin	43,419	488,674

Donald J. Carty	36,628	412,065

William R.P. Dalton	47,590	535,388

Kevin S. Dunne	55,712	626,760

Harold N. Kvisle	44,378	499,253

Lisa A. Stewart	48,235	542,644

Peter W. Tomsett	49,678	558,878

Michael T. Waites	32,734	368,258

Charles R. Williamson	161,088	1,812,240

Charles M. Winograd	46,288	520,740

1.
Includes outstanding equity DDSU grants and Board and committee compensation credited in DDSUs.

2.
Market or Payout Value is determined using the closing price per share of the Company's Common Shares on the TSX on December 31, 2012 ($11.25).

38       TALISMAN ENERGY

V.      EXECUTIVE COMPENSATION

Letter to Shareholders	40

Compensation Discussion and Analysis	44

Compensation Philosophy and Program Design	44

Annual Compensation Review Process	45

Discretion	48

Risk Assessment	48

Hedging	48

Reimbursement as a Result of Restatement	49

Executive Compensation Elements	50

Base Salary	51

Variable Pay Plan	51

Long-Term Incentives	57

Benefits, Savings and Pension	64

Perquisites	64

Termination and Change in Control Benefits	64

Executive Share Ownership Guidelines	64

CEO Departure and Compensation	65

CEO Appointment and Compensation	65

Performance and Trends in Executive Compensation	67

Executive Compensation Tables	68

Summary Compensation Table	68

Incentive Plan Awards	70

Share Ownership Table	71

Pension Plan Benefits	72

Employment Contracts and Termination	74

MANAGEMENT PROXY CIRCULAR       39

Letter to Shareholders

Dear Shareholder,

The Human Resources Committee's ("HRC") mandate includes having a robust succession planning process to create and maintain a pool of potential executives to support the Company's future and to provide appropriate executive compensation to Talisman's executives, the latter being the main focus of this letter. The Report of the HRC on pages 29 and 30 contains additional information regarding the Committee objectives and activities in 2012.

CEO Departure and Compensation

In early 2012, the Board of Directors ("Board") asked management for a review of the strategy. Specifically, there was a concern with the drop in North American natural gas prices, declining North Sea production and planned capital spending that would be well in excess of cash flow. After a thorough review, it was decided that a new strategic direction was needed. The Board decided to select a new leader to implement this change in direction resulting in Mr. John A. Manzoni leaving the organization in September 2012. We would like to sincerely thank Mr. Manzoni for his contributions to Talisman during his tenure. Further information on the contractual separation payments to Mr. Manzoni can be found on page 65 of the Compensation Discussion & Analysis ("CD&A").

CEO Appointment and Compensation

On September 10, 2012, the Board appointed Mr. Harold N. Kvisle as the new President and Chief Executive Officer ("CEO") of Talisman. Mr. Kvisle brings more than 35 years of oil and gas, midstream and pipeline operations experience to the organization. Mr. Kvisle was chosen to lead Talisman because of the alignment between his background and the nature of the tasks to be done in leading Talisman into the next phase. Mr. Kvisle has an exemplary track record of running companies in a disciplined manner, implemented a very successful new strategy at a major pipeline company, and has credentials in both domestic and international upstream oil and gas. Mr. Kvisle had been a director on Talisman's Board of Directors for two years prior to this appointment.

Mr. Kvisle's mandate is to ensure Talisman provides value to its shareholders. In late October, Mr. Kvisle and the Board agreed to four new strategic priorities to increase total shareholder returns by unlocking net asset value and growing cash flow per share:

•
Live within the Company's means;

•
Focus the capital program;

•
Improve operational performance and reduce the cost structure; and,

•
Unlock the net asset value of the Company's portfolio.

In keeping with current practice, the HRC, working with the Board, has ensured alignment of Mr. Kvisle's target compensation with the median of our peer group. Detailed information related to the compensation approach for Mr. Kvisle can be found on pages 65 and 66 of the CD&A.

Succession Planning and Talent Management

The HRC is responsible for reviewing succession plans for the President and CEO and other key management positions within the Company. The full Board also holds a working session with the President and CEO at least once a year to review the performance of the Executive Vice-Presidents in their current roles as well as future capabilities and development plans for them. When required, the Audit Committee reviews the appointment of the Chief Financial Officer ("CFO").

The HRC also reviews key talent management initiatives that support the business strategy, such as recruitment activities, leadership development and employee engagement. Programs are reviewed in consideration of external benchmarking, good governance, best practices and Talisman's requirements.

The HRC and the Board interact with the executive team at regularly scheduled meetings. The HRC also has opportunities to gain exposure to high potential employees throughout the year during various meetings and Company events. This enables the HRC to get to know our future leaders.

Compensation Programs and Determination Process

The HRC strives to provide an executive compensation program that attracts, motivates, and retains the talent needed to achieve the Company's strategic objectives. This means ensuring that executive compensation is aligned with Talisman's executive compensation principles, the strategy of the Company, shareholder interests, good governance, and market competitive practice.

40       TALISMAN ENERGY

The HRC is committed to keeping you informed by providing transparent and understandable compensation practice disclosure. The intent is to provide you with the necessary information to understand what we pay our executives, how we pay them and the rationale behind our decisions. Where discretion has been applied to decisions affecting executive compensation, there is additional disclosure as to how that discretion was applied.

Pay for Performance – Incentive Plan Awards in 2012

Our executive compensation philosophy is to pay for performance. Compensation for our executives has a direct correlation with stock performance, strategic and operating targets, and corporate and individual goals and objectives. This ensures alignment between executive compensation and value creation for our shareholders. The HRC met in February 2013 to review and approve the framework and amount of executive compensation for the 2013 year, and to determine the Variable Pay Plan ("VPP") and Long-Term Incentive Plan ("LTIP") awards applicable to 2012 performance. As in previous years, the executive compensation framework continues to contain a strong weighting towards pay-at-risk, demonstrating the strong alignment of pay to performance.

Based on 2012 Company results, the HRC approved a variable pay corporate score of 0.80, which is below target level performance, and reflects below plan performance on operational and financial objectives, as well as safety and strategic objectives. A detailed discussion of corporate objectives and 2012 results is provided on pages 52 and 53.

Talisman's 2010 Performance Share Unit ("PSU") grant, which measured key financial and operational metrics over a three-year period from 2010 to 2012, was approved by the HRC to settle with a score of 0.90, which is below the target level. When combined with the decline in share price over the last three years, the PSU grant settled at less than half of its original expected award value. A more detailed discussion is provided on page 60.

Although the share price has been more stable in 2012, Talisman executives continue to experience a considerable impact to the market value of their long-term incentives and personal holdings of Talisman shares due to the significant decrease in Talisman's share value during 2011.

Pay for Performance – Realizable Pay

On an annual basis, the HRC also considers the Company's historical pay for performance relative to its peers. This analysis is conducted for both CEO and the Named Executive Officers ("NEOs") compensation levels, and estimates the actual realizable value of salaries, bonus payments and long-term incentive awards for the prior three years. Towers Watson was engaged to conduct this analysis for the time period from 2010 to 2012, and their analysis shows a historical pay for performance alignment. Approximately 80% of executive pay is at risk through the VPP and LTIP awards. Over this three-year time period, there has been a significant difference between executive pay opportunities (value of the awards on date of grant) and realizable pay (sum of salary, actual bonus and accrued value of LTIP awards). Over this time period, realizable pay for our executives has been less than 65% of their original pay opportunities. Relative to our peers, for the CEO, both realizable pay and total shareholder return performance were in the bottom quartile. For the group of all NEOs, realizable pay was marginally outside the bottom quartile.

Alignment of Realizable Pay Relative to Peers

Note that realizable pay in the charts below reflect actual share price performance and performance share units at target performance levels. As Talisman's actual performance is tracking below target, the charts below overstate realizable pay for Talisman.

MANAGEMENT PROXY CIRCULAR       41

The HRC believes that Talisman's performance and subsequent executive compensation outcomes demonstrate to shareholders our commitment to maintaining alignment between executive compensation and shareholder value.

Adjustments to the 2011 and 2012 PSU Performance Metrics

For the outstanding 2011 and 2012 PSU grants, the metrics that were set at the time of grant are no longer aligned with the new strategic direction of the Company. For the Executive Officers, past performance for these grants (prior to December 31, 2012) will be crystallized, while future performance (after December 31, 2012) will be measured against new metrics that are aligned with the new strategy. This approach provides appropriate compensation for the completed portions of the awards, and ensures the executive compensation program continues to be aligned with the Company's new priorities.

For the 2011 PSU grant, an assessment of Talisman's performance relative to the metrics set at the time of grant for the truncated performance period from January 1, 2011 to December 31, 2012, resulted in a performance multiple of 26%. As this time period covers two-thirds of the three-year performance period, this multiple will be applied to determine the vesting of two-thirds of the 2011 PSU grant. The remaining one-third of the 2011 PSU grant will vest based on performance against the performance metrics for the 2013 performance year. All vested portions of the 2011 PSU grant will still settle on the original settlement date, and will track shareholder experience for the entire time period from date of grant to settlement date.

For the 2012 PSU grant, an assessment of Talisman's performance relative to the metrics set at the time of grant for the truncated performance period from January 1, 2012 to December 31, 2012 resulted in a performance multiple of 18%. As this time period covers one-third of the three-year performance period, this multiple will be applied to determine the vesting of one-third of the 2012 PSU grant. The remaining two-thirds of the 2012 PSU grant will vest based on performance against the performance metrics for the 2013 and 2014 performance years. All vested portions of the 2012 PSU grant will still settle on the original settlement date, and will track shareholder experience for the entire time period from date of grant to settlement date.

Further discussion of the treatment of the 2011 and 2012 PSU grants is provided on pages 58 to 62.

Changes in Executive Compensation for 2012

The HRC set region multipliers for the Variable Pay Program for the 2012 performance year in order to differentiate relative performance within regions. This practice, which was approved for the 2012 performance year, aligns with current market practice and enables an additional level of pay for performance differentiation. The region multipliers for the operating NEOs for 2012 can be found on pages 55 and 56.

In February 2012, the HRC approved a change to the pay mix of the executives' LTIP for 2012. The proportion of PSUs increased to 75% from 50%; the remaining proportion of LTIP continued to be delivered in stock options. In February 2013, in response to the strategic shift of the Company, the HRC approved to further adjust the pay mix for 2013 to provide 100% of LTIP in PSUs. As the PSUs have internal Company performance measures determining their settlement, the HRC believes this change strongly focuses executives on the key strategic objectives described above. The HRC recognizes the benefits of other forms of LTIP and will continue to monitor and evolve the executive pay mix as appropriate.

In 2011, the Board approved the introduction of an Executive Deferred Share Unit ("EDSU") plan. The EDSU's purpose is to promote ownership in Talisman by allowing executives to receive a portion of future Variable Pay Plan awards in the form of deferred share units, which represent a notional investment in Talisman shares. The EDSUs are held by the Company and do not pay out until the executive leaves the organization. EDSUs count towards executive share ownership guidelines. 2012 marks the first allocation of VPP to EDSUs by executives. Additional information on the EDSU plan is found on page 63.

In 2012, Talisman developed a global executive compensation consultant policy and process. This global policy provides the mechanisms and protocols on engagements with Towers Watson, the executive compensation consultant, to ensure independence of the compensation consultant and to provide the HRC with oversight over all of the services provided. Additional details on the fees paid in 2012 are found on page 46.

In early 2012, the provisions of employment contracts for future executive officers were revised to require termination following a change-in-control in order for termination benefits to become payable, referred to as a "double-trigger" provision. The revised employment contract policy also includes non-competition and non-solicitation provisions, as well as an intellectual property provision. These provisions were applied to all the executives that joined Talisman in 2012, including Mr. Kvisle.

Risk Assessment

The HRC monitors the inherent risk of the compensation packages provided to executive officers to ensure that, taken individually as well as in aggregate, any risks are both reasonable and controllable.

42       TALISMAN ENERGY

Towers Watson completed an Executive Compensation Risk Assessment for the HRC in February 2012. The assessment examined key financial and operating activities of the Company as well as the interplay of these activities with the key drivers of the executive compensation arrangements. Towers Watson also examined the compensation philosophy, the mix of fixed and variable compensation, and the amount of equity-based compensation within Talisman's programs. Finally, the measures within the incentive plans were examined to determine how they incent and reward the performance of the Company, and if there are any potential unintended consequences for the HRC to be aware of.

In 2013, Towers Watson updated their Executive Compensation Risk Assessment for the HRC based on the new CEO compensation arrangements in place for Mr. Kvisle. In both reviews, Towers Watson reported to the HRC that it did found no risks arising from the compensation programs that are likely to have a material adverse effect on the Company.

Say On Pay

In 2012, shareholders were once again invited to cast a non-binding advisory vote on Talisman's approach to executive compensation. The level of support received was 87.52% in favour of our practices. Talisman plans to hold a say on pay vote in 2013, and we encourage shareholders to cast a non-binding advisory vote in support of Talisman's approach to executive compensation.

The HRC remains committed to the continuous improvement of our compensation and disclosure practices, as well as monitoring changes in these areas. As a result, we will implement those practices that are relevant to the Company and which provide additional value and clarity for shareholders. We will monitor leading edge practices to ensure we stay current with executive compensation and governance trends and can adopt new practices that are in the best interests of both the Company and our shareholders.

We appreciate the time you spend reading our disclosure and voting on our approach to executive compensation.

Yours truly,

Donald J. Carty, Chair of the Human Resources Committee

MANAGEMENT PROXY CIRCULAR       43

Compensation Discussion and Analysis

This Compensation Discussion & Analysis ("CD&A") describes Talisman's executive compensation programs and overall approach to executive compensation. The CEO and all current Executive Vice-Presidents are referred to herein as "Executive Officers". Specifically discussed in the CD&A is the compensation for the following Named Executive Officers:

•
Harold N. Kvisle, President and Chief Executive Officer;

•
L. Scott Thomson, Executive Vice-President, Finance and Chief Financial Officer;

•
A. Paul Blakeley, Executive Vice-President, Asia-Pacific;

•
Paul Warwick, Executive Vice-President, Europe-Atlantic;

•
Anthony Meggs, Former Executive Vice-President, Special Projects; and

•
John A. Manzoni, Former President and Chief Executive Officer.

During 2012, Mr. Blakeley's title was Executive Vice-President, International Operations (East) and Mr. Warwick's title was Executive Vice-President, International Operations (West). Mr. Meggs was an Executive Officer on December 31, 2012, but left the organization effective January 31, 2013.

For the purposes of this CD&A, "executive compensation" means base salary, short-term and long-term incentives, benefits (including post-employment benefits and change-in-control provisions), and other compensation. The executive compensation program covers all Executive Vice-President positions that report to the President and Chief Executive Officer, and the President and Chief Executive Officer position itself.

Compensation Philosophy and Program Design

  The executive compensation programs have fixed and performance-based elements. The programs are designed to be more heavily weighted towards performance-based elements of compensation, reinforcing Talisman's performance-based culture. Total direct compensation is targeted to the 50th percentile of the Company's peer group.

Talisman's executive compensation philosophy is intended to reward Executive Officers commensurate with the success of the Company, execution of Talisman's strategy as outlined on page 47, personal achievements in support of that strategy, and in accordance with Talisman's values.

In keeping with this philosophy, the main objectives of Talisman's executive compensation programs are to:

•
Pay for performance by rewarding the attainment of goals and objectives;

•
Attract, retain and motivate high quality Executive Officers to drive organizational success and long-term shareholder value creation, with appropriate consideration of risk;

•
Develop a sense of proprietorship, thereby encouraging all Executive Officers to act in the best interests of the Company;

•
Build flexibility in its programs to accommodate the cyclical nature of the oil and gas business; and

•
Align programs to business needs, structure and culture.

Since 2011, Talisman has adjusted its executive compensation policy to position total direct compensation at approximately the 50th percentile of the North American peer group. This reflects an evolution in Talisman's peer group selection to ensure that Talisman benchmarks against direct competitors for its executive talent.

Corporate performance is measured by achievement of safety, environmental, strategic, operational, financial and people goals. Individual performance is evaluated based on achievement of personal performance goals, leadership (including technical leadership), and demonstration of Talisman's values. Talisman's values emphasize safety, passion, bias for results, respect, excellence, teamwork, and honest communication. Through individual goal setting and performance reviews involving the HRC, Executive Officers have a clear line of sight between individual contributions, organizational success, and the impact on compensation.

Executive Officers have both fixed and performance-based elements of compensation. Programs are intentionally designed to be more heavily weighted towards performance-based elements of compensation, reinforcing Talisman's performance culture. This

44       TALISMAN ENERGY

provides Talisman with financial flexibility and Executive Officers with an incentive to outperform expectations. Total direct compensation is targeted such that top quartile compensation is provided to Executive Officers in times when Talisman and the individual exceed performance goals. By having elements of total direct compensation subject to performance, Executive Officers will receive significantly less compensation if Talisman does not achieve its goals.

Annual Compensation Review Process

  Talisman has established a North American peer group of companies similar to Talisman in terms of industry, size and/or complexity. Each Executive Officer position is compared with similar positions in peer companies.

Compensation for the Executive Officers is reviewed on an annual basis, and involves a detailed review of corporate and individual performance and market compensation data. The HRC reviews base salaries, variable pay and long-term incentives individually and as a whole (that is, it considers "total direct compensation" in its entirety).

In 2011, updates to the Board and HRC terms of references were approved to require full Board approval for changes to the President and CEO's compensation, following the HRC's review and recommendation. The HRC continues to review and approve changes to the remaining Executive Officers' compensation.

Competitive Market Analysis

The HRC reviews compensation practices in peer organizations when establishing compensation levels for Executive Officers. Talisman selects its peer companies through consideration of the following attributes:

•
A significant presence in oil and gas exploration and production;

•
North America operations or headquarters, facilitating compensation design and Company performance comparisons;

•
International operations, recognizing the broader talent market for executive roles and reflecting international challenges and complexities similar to Talisman; and

•
Revenue, assets and market capitalization relative to Talisman.

The following North American peer companies were selected in 2012 to be used for competitive market analysis of executive compensation for Talisman's Executive Officers:

Anadarko Petroleum Corporation	Husky Energy Inc.

Apache Corporation	Imperial Oil Limited

Canadian Natural Resources Ltd.	Marathon Oil Corporation

Cenovus Energy Inc.	Murphy Oil Corporation

Chesapeake Energy Corporation	Nexen Inc.

Devon Energy Corporation	Noble Energy Inc.

Enbridge Inc.	Occidental Petroleum Corporation

Encana Corporation	Southwestern Energy Co.

EOG Resources, Inc.	Suncor Energy Inc.

Hess Corporation	TransCanada Corporation

These peer companies were selected because they are independent organizations similar to Talisman in terms of industry, size and/or complexity. Many of these companies have executive positions similar to those of Talisman and reflect the combined domestic and international scope of responsibilities required at the executive level, and also reflect the broader geographic market in which Talisman competes for executive talent and capital. A competitive market analysis was completed, which involved comparing each Executive Officer position with similar positions in peer companies.

MANAGEMENT PROXY CIRCULAR       45

Executive Compensation Consultants

  Towers Watson was retained by the HRC on May 19, 2010 to provide independent executive compensation advisor services. In 2012, the HRC approved a Global Compensation Consultant Policy and Process that provides safeguards to ensure the HRC has appropriate oversight for all services provided by the compensation consultant to the HRC and the Company, from a global perspective, to ensure the independence of the executive compensation consultant.

The HRC retains the services of Towers Watson Canada Inc. ("Towers Watson") to provide market information, surveys, trends, external opinions on various executive compensation matters, and advice to the Committee in respect of recommendations on compensation for Talisman's executives. Towers Watson reports directly to the Chair of the Committee on these matters. Towers Watson was first retained by Talisman on May 19, 2010. In 2012, the HRC approved the continued retention of Towers Watson to review and comment on Executive Officer compensation.

In 2012, the HRC approved an internal Global Compensation Consultant Policy and Process. The purpose of this policy is to provide the necessary mechanisms and protocols to ensure the HRC has appropriate oversight from a global perspective for all services provided by the executive compensation consultant, to ensure the independence of the executive compensation consultant. In December 2012, the HRC ratified the compensation consultant fees for 2012, and in February 2013, the HRC pre-approved the anticipated fees for 2013.

In 2012, Towers Watson received an aggregate of approximately $506,550 for services provided to the HRC and management.

Executive Compensation Related Fees

Type of Work	Approximate fees paid ($) 2012		Approximate fees paid ($) 2011

Consulting support to the Board, the HRC Chair or the HRC on compensation matters	215,614		266,075

Consulting support to management on compensation matters[1]	290,936	[2]	84,199

All Other Fees (actuarial, benefits and other services provided)	–		4,200	[3]

Total fees paid	506,550		354,474

1.
Towers Watson's consulting support to management includes: compensation surveys, employee engagement surveys, research into long-term incentive plans, broad-based employee compensation plans, severance arrangements and market trends.

2.
A majority of the management consulting fees for 2012 related to a biennial (every two years) employee engagement survey with fees totaling $219,548. Results of this survey were presented to the HRC.

3.
Fees paid in 2011 are $4,200 higher than previously reported due to a fee for 2011 that was not previously reported.

Determining Executive Officer Compensation – Context for Decision-Making

  The HRC considers the targets included in the performance agreements when evaluating performance and determining the variable pay component of compensation. Performance against these targets is then supplemented by the HRC's thorough assessment of all business and individual performance results and a qualitative evaluation of strategic leadership. The HRC also considers the broader economic environment in which the business is operating, the degree to which risk mitigation informed the decisions made by Executive Officers, and the performance of management in ensuring that the Company acts in a socially responsible manner.

Market data is not the only factor considered by the HRC in determining executive compensation levels for Executive Officers. Talisman links executive compensation to the Company's performance against both strategic and operating targets. Overall corporate results, together with each Executive Officer's individual performance results for the performance year, influence the HRC's final determination of executive compensation.

On an annual basis, the HRC approves the performance agreements of the Executive Officers for the upcoming year, which allows the Board of Directors to set expectations of the Executive Officers. The performance agreement for the President and CEO reflects the overall corporate objectives for the year, while those of the other Executive Officers cascade from these overall objectives.

46       TALISMAN ENERGY

The performance agreements of the Executive Officers generally have four main components:

•
Health, Safety and Environment Metrics: provide tangible benchmarks for evaluating performance in terms of the safety of Talisman employees, contractors and all others directly affected by Talisman's operations. Safety goals are included to ensure that the Company's safety culture is driven by a visible commitment by Executive Officers.

•
Operating and Cash Flow Metrics: provide tangible benchmarks for evaluating performance in terms of production volumes, operating costs, overhead costs and operating cash flow. Targets are tied to Talisman's annual operating plan, which is approved by the Board in December of each year.

•
Investment Program Metrics: provide tangible benchmarks for evaluating performance in terms of capital investment, reserve additions, finding and development costs, incremental production, on-stream costs and value creation. Targets are tied to Talisman's annual operating plan and capital budget, which is approved by the Board in December of each year.

•
Key Strategic Initiatives: The Executive Officers, and in particular the President and CEO, are responsible for leading the development and execution of the Company's long-term strategy with a view to creating shareholder value.

  Prior to the President and Chief Executive Officer change in September 2012, Talisman's key 2012 strategic objectives were to:

  •
  Establish long-term profitable growth;

  •
  Transition the international exploration portfolio for long-term renewal; and

  •
  Focus the portfolio to generate cash for reinvestment.

  Following the appointment of Mr. Harold N. Kvisle as President and Chief Executive Officer in September 2012, Talisman's key strategic objectives for the balance of 2012 and into 2013 were revised to:

  •
  Live within the Company's means;

  •
  Focus the capital program;

  •
  Improve operational performance and reduce the cost structure; and

  •
  Unlock the net asset value of the Company's portfolio.

In addition to the four main components noted above, the executive performance agreements also place emphasis on the shared development of employee performance and on driving the execution of employee development plans.

The HRC considers the targets included in the performance agreements when evaluating performance and determining the variable component of compensation. Performance against these targets is then supplemented by the HRC's thorough assessment of all business and individual performance results and a qualitative evaluation of strategic leadership. The HRC also considers the broader economic environment in which the business is operating, the degree to which risk mitigation informed the decisions made by Executive Officers, and the performance of management in ensuring that the Company acts in a socially responsible manner. More specifically, the HRC recognizes that:

•
Executive Officers need to consider not only commercial and technical risks, but also social, political, and reputational objectives and risks integral to the Company's ability to achieve long-term sustainability;

•
Changes in the economic environment, actions by competitors, drilling results and other factors during the year may require deviation from the original plan;

•
Executive Officers must be given the flexibility and ability to make reasonable decisions, to ensure that they can lead the development and execution of the Company's strategy; and

•
Executive Officers should be rewarded for capitalizing on opportunities that arise during the year and their ability to avoid or minimize negative impacts resulting from changing market conditions.

The President and Chief Executive Officer provides the HRC with additional context for its decision-making, offering assessments on the individual performance of each of the Executive Officers. The HRC finalizes decisions on all executive compensation elements at the same time that the annual financial results are reviewed by the Board of Directors. This ensures that a holistic view of performance and of compensation is taken.

MANAGEMENT PROXY CIRCULAR       47

Discretion

  The HRC has full discretion on executive compensation with respect to adjusting awards upwards or downwards. The HRC may also waive the eligibility criteria, performance measures, and target and maximum award levels if it believes it is reasonable to do so, considering factors such as key performance indicators and the external global business environment in which the performance was achieved.

The HRC reviews compensation material in its in-camera sessions, as well as in an in-camera session of the full Board. The HRC has full discretion on executive compensation outcomes with respect to adjusting awards up or down. The HRC may also waive the eligibility criteria, performance measures, and target and maximum award levels if it believes it is reasonable to do so, considering factors such as key performance indicators and the external global business environment in which the performance was achieved. In 2011, the Terms of Reference of the HRC were changed such that, on a go-forward basis, the CEO's compensation is reviewed by and approved by the full Board, with the same discretion as the HRC.

The HRC has authority, at its discretion, to engage consultants and/or legal advisors, as required, to gather information and deliver independent opinions and advice on various subjects, including, among other things, executive compensation and compensation disclosure practices. As part of its normal course, the HRC completes a review of the market position and trends which in turn provides a frame of reference for compensation decisions.

Risk Assessment

Towers Watson completed an Executive Compensation Risk Assessment for the HRC in February 2012. This was the first formal review of compensation risk by an independent party. The assessment examined key financial and operating activities of the Company as well as the interplay of these activities with the key drivers of the executive compensation arrangements. Towers Watson also examined Talisman's underlying compensation philosophy, the mix of fixed and variable compensation, and the amount of equity-based compensation within its programs. Finally, the measures within the incentive plans were examined to determine how they incent and reward Executive Officers for the performance of the Company and if there are any potential unintended consequences for the HRC to be aware of.

Towers Watson reported to the HRC that its review found no risks arising from the compensation programs that would have a material adverse effect on the Company. In addition, Towers Watson noted that the open and transparent relationship that currently exists between management and the Board creates a positive environment for future risks to be identified, discussed and mitigated.

Some of the key risk-mitigating features in Talisman's governance process and compensation structure are:

•
A culture of governance;

•
Balance in the design of compensation programs, between fixed pay and variable pay, and between short- and long-term incentives;

•
Balance in the mix of performance measures for both the VPP and LTIP;

•
Capped payout opportunities within the VPP and the PSU plan;

•
Annual LTIP grants, with staggered vesting periods;

•
Balance of market-based objectives and financial/operational-based objectives;

•
Share ownership guidelines for executives; and

•
Applying discretion when assessing individual and overall Company performance, and using commodity price adjusted (normalized) results to inform incentive plan decision-making.

In 2013, Towers Watson updated its Executive Compensation Risk Assessment for the HRC based on the new CEO compensation arrangements in place for Mr. Kvisle, and reported to the HRC that they did not find risks arising from the compensation programs that are likely to have a material adverse effect on the Company.

Hedging

In 2012, the Board of Directors approved an amendment to Talisman's Insider Trading Policy that prohibits reporting insiders from purchasing financial instruments designed to hedge or offset a decrease in market value of equity securities granted as

48       TALISMAN ENERGY

compensation or other Talisman securities which are held, directly or indirectly, by the reporting insider. No Executive Officer or director has entered into any such arrangements.

Reimbursement as a Result of Restatement

The HRC is committed to the recovery of awarded incentive compensation in the event that an accounting restatement is required due to material non-compliance with financial reporting requirements. Talisman will pursue the recovery of such compensation from the responsible party as permitted by law.

Regulatory requirements regarding clawbacks or the recovery of compensation have yet to be finalized in Canada and the US; however, the HRC will follow the evolving regulatory requirements and consider adopting a formal policy as the regulatory environment becomes more clear.

MANAGEMENT PROXY CIRCULAR       49

Executive Compensation Elements

Base salary and variable pay reward both Company and individual Executive Officer performance on an annual basis. Long-term incentives reward Executive Officers for long-term performance of the Company as measured by key business metrics as well as share price performance. The summary chart below describes the key objectives for each executive compensation element and the relative pay mix1.

1.
Pay mix refers to the relative combination of three key elements – base salary, variable pay, and long-term incentives. Target pay mix for the Executive Officers, including the President and CEO, is depicted to the right of the summary table above. As demonstrated, compensation is more heavily weighted toward performance-based "at risk" compensation, rather than fixed compensation. This positioning supports the Company's guiding principle of placing a significant portion of pay at risk, linking executive rewards with the achievement of business objectives.

50       TALISMAN ENERGY

Base Salary

  Base salaries are targeted at the 50th percentile of similar positions in the North American peer group. For 2013, Talisman will continue to target this position in the market in order to attract and retain high quality executives.

Base salary provides a fixed level of income to Executive Officers. When making base salary decisions, an Executive Officer's skills, relevant experience, level of contribution to Talisman, and overall performance is assessed. Base salaries for Executive Officers are reviewed annually and adjustments are made in early April of each year. Any changes to base salaries require the approval of the HRC for the Executive Vice-Presidents, and the full Board for the President and CEO.

Base salaries are generally targeted at the 50th percentile of similar positions in the Company's North American peer group. Talisman will continue to target this position in the market in 2013 to attract and retain high quality executives.

In addition to providing a fixed element of compensation, base salaries are linked to other compensation elements, including short-term and long-term incentives. Since targets for short-term and long-term incentives are expressed as a percentage of base salary, all elements of Executive Officer compensation are reviewed at the same time.

Variable Pay Plan

  The key objectives of Talisman's variable pay plan are to align performance with the achievement of goals and objectives, reinforce accountability and Company values, reward performance contributions, and provide opportunities to share in Talisman's success. Starting in the 2012 performance year, a "Region" multiplier has been added to the variable pay program.

Variable pay is a key element of executive compensation and provides a target total cash compensation opportunity at a market competitive level. The variable pay plan is designed to link an Executive Officer's individual performance and impact on corporate performance to actual variable pay received. Talisman's Executive Officers share in the risks and rewards of safety, environmental, operational, financial, people and strategic objectives.

Key objectives of Talisman's Variable Pay Plan are intended to:

•
Align performance with the achievement of annual goals and objectives;

•
Reinforce accountability and Company values;

•
Reward performance contributions relative to leadership, financial results and operational achievements; and

•
Provide opportunities to share in Talisman's success.

Variable pay for 2012 was targeted (as a percentage of salary) at the median of Talisman's North American energy peers. Actual variable pay received by Executive Officers may exceed or fall short of targets based upon Company and individual performance outcomes. Variable pay opportunities range from 0% to 200% of target for both corporate and individual components of the program. Variable pay in respect of the current year's performance is paid in a lump sum in April of the following year after a full assessment by the HRC of year-end financial performance and individual results.

The variable pay targets, opportunity ranges, and relative weightings for the most recently completed performance year were as follows:

	2012 Variable Pay		2012 Weighting on Results
Position	Target (as a % of salary earnings)	Opportunity Range (as a % of salary earnings)	Corporate (%)	Region (%)	Individual (%)

President and Chief Executive Officer	110	0 – 220	70	–	30

Operations and Exploration Officers	70	0 – 140	25	25	50

Chief Financial Officer	70	0 – 140	50	–	50

Other Executive Officers	60	0 – 120	50	–	50

Starting in the 2012 performance year, the addition of Region multipliers to the Variable Pay Program applies to employees at and below the Executive Vice-President level that are responsible for the performance of a single Region or the exploration function.

MANAGEMENT PROXY CIRCULAR       51

This change aligns with current market practice and enables an additional level of pay for performance differentiation within a Region or the exploration function.

The relative multiplier weightings for the 2012 performance year, with payout in April 2013, for the Operations and Exploration Executive Officers include a 25% Corporate weighting, a 25% Region weighting that is specific to their area of accountability, and a 50% individual weighting.

Additionally, for 2013, in the broader consideration of maintaining market median target total direct compensation, the HRC approved increasing the long-term incentive target to 75% of base salary for the regional Operations Executive Officers.

2012 Variable Pay Plan Award

  The HRC approved a corporate multiplier of 0.80 reflecting 2012 results. The President and CEO was awarded an individual multiplier of 1.00 (accounting for 30% of his award), reflecting the Board's assessment of corporate and individual performance following his start date of September 10, 2012. The corporate component of the President and CEO's Variable Pay Plan award is equal to the corporate multiplier of 0.80 (accounting for 70% of his award).

As noted on pages 52 to 56, the HRC considers market data, the performance of the Company as a whole against the targets set out in the Executive Officers' performance agreements, and the broader environment in which the Company operates in making its determination on variable pay plan awards. Acting in the best interests of the Company, the HRC has the discretion and authority to adjust variable pay upward or downward based on these assessments.

In February 2013, the HRC considered the performance agreements of the Executive Officers against actual results achieved. The HRC made the following observations with respect to the corporate objectives for 2012 (which were contained in Mr. Manzoni's performance agreement):

Corporate Objectives and 2012 Results1

2012 Objectives		2012 Results

Health, Safety and Environment (30% weighting)
•	Reduce LTIF[2] by at least 15%, TRIF[3] by at least 20%, unintentional hydrocarbon releases by 20%, notices of non-compliance by 10% and oil and chemical spills by 10%	• • •
21% spill reduction achieved
8% unintentional hydrocarbon release increase
Injury frequency targets missed despite continuing long-term improvement trend
•    13% LTIF increase
• 17% TRIF reduction achieved
		•	49% reduction in notices of non-compliance achieved
•	Achieve a zero backlog on overdue safety critical preventative maintenance man-hours	•	Backlog of 1,895 hours mainly due to unanticipated grounding of UK helicopter fleet required to deliver necessary materials in UK operations All other regions met target

Key Operating, Cash Flow, and Investment Program Metrics (35% weighting)
•	Net Income of $347MM	•	Net income was $132MM
•	Production – minimum guidance of 430 mboe/day before asset sales[4]	•	Production of 426 mboe/d which, despite assets sales, was a similar level to 2011
•	Operating costs of $2.6B	•	Operating costs of $2.7B
•	Cash E&P Capital, excluding A&D5, of $4B	•	Cash E&P capital was $4B
•	Reserves replacement, excluding price revisions and A&D, of 231 mmboe	•	Reserves replacement of -77 mmboe due mainly to change in strategy and business decisions to lower future capital expenditures and project development plan revisions for Marcellus, Yme and Auk
•	Replacement costs of $18.10/boe	•	Negative reserves replacement renders cost calculation inapplicable
•	Free cash flow, including A&D, of $684MM	•	Free cash flow of $778MM mainly due to increase in liquids prices and gas production
•	Before tax recycle ratio of 1.3x	•	Recycle ratio of -0.56x due to negative reserves replacement
•	Gross G&A6 of $1.4B	•	Gross G&A of $1.2B achieved through reduction initiatives
•	Return on Average Capital Employed of 4%	•	Return on Average Capital Employed of 2%

52       TALISMAN ENERGY

Strategic Initiatives (35% weighting)
•	People development – turn development plans into actions and improve individual performance conversations throughout the organization	•	Continuation of emerging leader development program and collaborative development of career development plans between leaders and employees
•
	Ensure evolution of executive team to continue to drive business forward, including providing development opportunities to strengthen succession options. Establish an executive presence in Talisman's core areas	•	Organizational review conducted in 2012 resulted in refocused, fit-for-purpose executive team to execute new strategy and implement value-creation direction
•	Evolve portfolio to meet the changed business environment	•	North Sea business reduction achieved by sale of 49% of UK business to Sinopec
	• Define and implement a reduced North Sea business over time • Focus the exploration portfolio • Create options and enhanced value from the conventional North	•	Exploration portfolio being refocused towards areas of the greatest shorter term value potential, with other areas' future operations under review; cessation of activities in Peru announced
	American portfolio	•	Options developed for North America and included in 2013 Plan
•	Continue to develop the exploration portfolio	•	Continued exploration success in the Kurdistan region of northern Iraq; portfolio under review to identify methods of unlocking value faster
•	Deepen the performance and execution capability across the Company	•	Institution of half year performance reviews with all major countries and delivery units facilitated greater culture of performance and accountability
•	Continue to strengthen functional capabilities, while sharpening the focus on added value	•	Technical function consolidated to ensure functional scope and cost can deliver value
		•	Subsurface leadership in place to ensure support for assets can be delivered as required

1.
All values in this table, where appropriate, are in US$.

2.
Lost Time Injury Frequency.

3.
Total Recordable Injury Frequency.

4.
Gas to liquids ratio assumed to be 6:1.

5.
Acquisitions and divestitures.

6.
General and Administrative expense.

Based on the HRC's assessment of Company performance in 2012, in particular the disappointing reserves replacement volumes, but with consideration given to the effect of external non-controllable factors, the change in corporate strategy and ensuring the Company's compensation remains competitive, the HRC assigned an outcome and score for each category within the performance metrics for the Variable Pay Program. With no further discretion being applied, the HRC approved a corporate multiplier of 0.80 for the 2012 performance year. The key considerations that determined the outcome and score for each category are highlighted in the table below.

Key Determinants of the 2012 Corporate Multiplier

2012 Objectives	Range	Outcome	Score	Weighting	Settlement

Health Safety and Environment
• Two out of six reduction targets met or exceeded, continuing trend of year-on-year improvement	0% – 60%	Below expectations	80%	30%	24%

Key Operating, Cash Flow and Investment Program Metrics
• Quality of investment program poor given disappointing results in reserves replacement and production reflecting little growth, despite meritable performance in a particularly challenging operating environment. Overspend on capital in several areas.	0% – 70%	Below expectations	70%	35%	24.5%

Strategic Initiatives
• Difficult to measure given the disruptions during the year, select initiatives are still in progress to accommodate for implementation of new corporate strategy, notable success in UK divestment	0% – 70%	Slightly Below expectations	90%	35%	31.5%

Total	0% – 200%				80%

MANAGEMENT PROXY CIRCULAR       53

2012 Variable Pay Plan Award – President and CEO

Mr. Kvisle's appointment as President and CEO on September 10, 2012 was the initiation of a change in strategy for Talisman. Consequently, the Board determined that it would not be appropriate to evaluate Mr. Kvisle's individual performance against the corporate objectives that were included in Mr. Manzoni's agreement. Note that the corporate component of Mr. Kvisle's Variable Pay Plan award is equal to the corporate multiplier of 0.80, which accounts for a 70% weighting in his Variable Pay Plan award.

Mr. Kvisle's initial objectives upon appointment included a holistic assessment of Talisman, covering culture, leadership, organizational structure, assets, and financial and operational performance. Following this assessment, Mr. Kvisle and the Board came to agreement on corporate and individual objectives for 2013. These objectives support the key strategic objectives that are listed on page 47, and include measures around the following:

•
Achieving continuous improvement in HSSE;

•
Achieving continuous improvement in operational and financial performance;

•
Embedding operational excellence as a Company-wide operational theme, at all levels of the organization;

•
Living within the Company's means (i.e., capital expenditures less than cash flow and new production more valuable than replaced production, achieved in part through generating positive full cycle margins);

•
Shortening the capital cycle;

•
Strengthening Talisman's core regions by directing focus back to core assets, and pursuing complementary exploration and acquisitions in these core regions; and

•
Strengthening and focusing the Talisman organization.

In February 2013, the Board assessed Mr. Kvisle's performance as President and CEO in 2012, determined that Mr. Kvisle had met expectations, and awarded him with an individual multiplier of 1.00, which accounts for a 30% weighting in his Variable Pay Plan award. The Board is of the opinion that Mr. Kvisle's multiplier acknowledges the following achievements which occurred under his leadership since September 2012:

•
Reset expectations with external stakeholders and communicated new strategic direction;

•
Net debt decreased by $800 million in Q4 of 2012;

•
Talisman reported a fourth quarter profit for the first time in four years;

•
Q4 2012 production held in line with expectations; and

•
Talisman added significant hedges during Q4 2012 with circa 42% of 2013 domestic gas production now at reasonable floor prices.

2012 Variable Pay Plan Awards – NEOs

L. Scott Thomson
Executive Vice-President, Finance and Chief Financial Officer

As at December 31, 2012, Mr. Thomson was responsible for the global finance and tax functions along with information technology, investor relations, marketing and the transactional element of Talisman's mergers and acquisitions business. Mr. Thomson's performance in 2012 was assessed by the CEO against individual performance objectives, as well as the safety, operating and financial outcomes used to determine the corporate variable pay multiplier. The following was observed in Mr. Thomson's performance against his strategic initiatives in 2012:

2012 Objectives		2012 Results

Strategic Initiative Performance Area		Exceeded Expectations
•	Strategy	•	Exceeded expectations: led M&A strategic review and disposal of 49% sale of UK business to Sinopec
•	Information Technology	•	Below expectations: IT1 outsourcing costs above budget
•	Finance	•	Met expectations: SAP implementation completed on time and on budget but business readiness could have been improved
•	Marketing	•	Exceeded expectations: implemented short- and long-term egress solutions in the Eagle Ford
•	Treasury	•	Met expectations: maintained balance sheet strength despite variable spending patterns
•	Tax	•	Exceeded expectations: implementation of a more effective corporate structure

1.
Information technology

It was determined that Mr. Thomson achieved or exceeded many of his objectives in 2012, including on the M&A and marketing fronts, although progress in IT was behind schedule. As such, Mr. Thomson was awarded an individual multiplier of 1.20.

54       TALISMAN ENERGY

A. Paul Blakeley
Executive Vice-President, Asia-Pacific

Mr. Blakeley joined Talisman in 1994 and has over 30 years of oil and gas experience. As at December 31, 2012, he was responsible for Talisman's operations in Southeast Asia and the Middle East. Mr. Blakeley's performance in 2012 was assessed by the CEO against individual performance objectives, key regional business metrics and safety metrics. Under Mr. Blakeley's leadership in 2012, the following was observed:

2012 International Operations (East) Objectives[1]		2012 International Operations (East) Results

Health, Safety and Environment (30% weighting)		Exceeded Expectations
•	Maintain top quartile OGP[2] lost time injury frequency rate	•	OGP 2nd quartile performer
•	20% total recordable injury frequency reduction	•	29% reduction achieved
•	Maintain 0% spill (>0.5 bbl) frequency (from 0 spill frequency in 2011)	•	0.13 spill frequency recorded
•	Maintain unintentional hydrocarbon release frequency at zero	•	0.54 release frequency recorded
•	Maintain zero notices of non-compliance frequency	•	Zero frequency assessed
•	Achieve a zero backlog on overdue safety critical preventative maintenance man-hours	•	Zero hours recorded at year end 2012

Key Operating, Cash Flow, and Investment Program Metrics (35% weighting)		Exceeded Expectations
•	Production of 123 mboe/d3	•	Production was 129 mboe/d for the year
•	Operating and transportation costs of $463 mm	•	Operating and transportation costs were $474 mm • Provision for costs of new Kinabalu asset not provided in target
•	Total Capital of $650 mm	•	Capital was $514 mm
•	Gross G&A4 of $259 mm	•	Gross G&A was $245 mm
•	EBITDA[5] of $937 mm	•	EBITDA was $1043 mm
•	Reserves replacement, excluding price revisions and A&D6, of 22 mmboe	•	Reserves replacement was 4 mmboe due to unforeseen delays in receiving project approvals from regulatory authorities
•	Replacement costs of $29.5/boe	•	Reserves replacement costs were $143/boe, due to lower reserve adds
•	Before tax recycle ratio of 0.8x	•	Recycle ratio was .25x due to lower reserve adds

Strategic Initiative Performance Areas (35% weighting)		Exceeded Expectations
•	HSSE/OA7	•	Exceeded expectations: delivered continuous improvement in performance by generating greater awareness and education
•	People	•	Met expectations: established expected employee engagement levels with continuing focus on career development
•	Strategy/portfolio	•	Exceeded expectations: developed long-term strategy for Papua New Guinea business and successfully acquired Kinabalu
•	Delivery/milestones	•	Met expectations: all major projects on schedule

1.
All values in this table, where appropriate, are in US$

2.
International Oil and Gas Producers

3.
Gas to liquids ratio assumed to be 6:1

4.
General and Administrative expense

5.
Earnings before Interest, Taxes, Depreciation and Amortization normalized to target prices

6.
Acquisitions and divestitures

7.
Health, Safety, Security and Environment/Operational Assurance

It was determined that Mr. Blakeley achieved or exceeded many of his objectives in 2012, including the critical measures of production and capital expenditures, although reserves additions fell short due to regulatory delays. HSE performance was generally good, key strategic initiatives were delivered, and the business continued to grow. As such, the International Operations (East) region multiplier was set at 1.35, and Mr. Blakeley was awarded with an individual multiplier of 1.25.

Anthony Meggs
Former Executive Vice-President, Special Projects

Anthony Meggs joined Talisman as a special advisor to the executive team in May 2011, and served as the Executive Vice-President, Special Projects from April 1, 2012 to January 31, 2013. Mr. Meggs did not receive a bonus for the 2012 performance year; however, he did receive a severance amount as determined by the terms of his employment contract.

MANAGEMENT PROXY CIRCULAR       55

Paul Warwick
Executive Vice-President, Europe-Atlantic

A chartered engineer with more than 30 years of operational, project and leadership experience in the international oil and gas industry, Mr. Warwick joined Talisman in May 2012 and, as at December 31, 2012 he was responsible for Talisman's operations in Norway, the UK, Peru, Algeria and Poland. Mr. Warwick's performance in 2012 was assessed by the CEO against new individual performance objectives, key regional business metrics and safety metrics as follows:

2012 International Operations (West) Objectives[1]		2012 International Operations (West) Results

Health, Safety and Environment (30% weighting)		Below Expectations
•	20% lost time injury frequency reduction	•	5% increase in LTIF
•	20% total recordable injury frequency reduction	•	16% increase in TRIF
•	Maintain 0% spill (>0.5 bbl) frequency	•	50% reduction achieved
•	30% unintentional hydrocarbon release reduction	•	37% reduction achieved
•	Maintain zero notices of non-compliance frequency	•	65% reduction achieved
•	Achieve a zero backlog on overdue safety critical preventative maintenance man-hours	•	Backlog of 1,895 hours mainly due to unanticipated grounding of UK helicopter fleet required to deliver necessary materials in UK operations

Key Operating, Cash Flow, and Investment Program Metrics (35% weighting)		Below Expectations
•	Production of 120 mboe/d2	•	Production was 88 mboe/d for the year due mainly to asset integrity issues
•	Operating and transportation costs of $1,462 mm	•	Operating and transportation costs were $1,490 mm mainly due to increased spend on asset integrity
•	Total Capital of $1,588 mm	•	Capital was $1,359 mm mainly due to intentional capex reductions and project rephasing
•	Gross G&A3 of $404 mm	•	Gross G&A was $354 mm
•	EBITDA[4] $1,654 mm	•	EBITDA was $(363) mm due mainly to Yme impairment partly offset by gain on sale of 49% of UK
•	Reserves replacement, excluding price revisions and A&D5, of 27 mmboe	•
Negative reserves additions of 39 mmboe due mainly to removal of Yme and Auk South proved reserves from business decisions which meant projects did not meet conditions to be classified as proved reserves under SEC rules
•	Replacement costs of $59.9/boe	•	Actual performance not calculable due to negative reserves additions
•	Before tax recycle ratio of 0.7x	•	Actual performance not calculable due to negative reserves additions

Strategic Initiative Performance Areas (35% weighting)		Met Expectations
•	HSSE/OA6	•	Below expectations: promoted culture of positive reinforcement of HSE compliance and proactive safety management but HSSE/OA standardization slightly behind schedule
•	People	•	Met expectations: employee engagement being planned to address career development needs
•	Delivery/milestones	•	Below expectations: Yme still behind schedule; Godwin delayed and Auk North over budget
•	Strategy/portfolio	•	Exceeded expectations: UK Joint Venture with Sinopec closed and reshaped approach to resolve Yme project issues

1.
All values in this table, where appropriate, are in US$

2.
Gas to liquids ratio assumed to be 6:1

3.
General and Administrative expense

4.
Earnings before Interest, Taxes, Depreciation and Amortization normalized to target prices

5.
Acquisitions and divestitures

6.
Health, Safety, Security and Environment/Operational Assurance

The general assessment of performance for the Region in 2012 is that it did not meet expectations, as critical safety and operating/financial metrics were not met. The closure of the joint venture with Sinopec was a key strategic initiative achieved in 2012. Almost all of the erosion of performance occurred in the period before Mr. Warwick joined the Company in his current role on May 14, 2012, and Mr. Warwick has been working diligently to resolve the issues. As such, the International Operations (West) region multiplier was set at 0.80, and Mr. Warwick was awarded with an individual multiplier of 1.00 (based on his seven-month performance history).

56       TALISMAN ENERGY

Long-Term Incentives

  Long-term incentives are a key component of Talisman's compensation strategy, focusing on Company performance and creating long-term shareholder value. Long-term incentive targets are set to support the compensation philosophy of targeting total direct compensation at the 50th percentile of Talisman's North American peer group. In 2012, LTIP for the President and CEO was weighted 100% to performance-based EDSUs, and LTIP for the other executives was weighted 75% to PSUs and 25% to stock options. In 2013, LTIP for the President and CEO will be weighted 100% to performance-based EDSUs, while LTIP for the other executives will change to be weighted 100% to PSUs.

Long-term incentives are an integral component of Talisman's overall compensation strategy, focusing on Company performance and creating long-term shareholder value. The key objectives of the Long-Term Incentive Program ("LTIP") are to:

•
Align long-term interests of Executive Officers with those of shareholders;

•
Develop a sense of proprietorship among Executive Officers and further strengthen the link between compensation and performance;

•
Ensure Talisman's sustained profitability and results;

•
Focus Executive Officers on long-term corporate strategy; and

•
Retain Executive Officers who have the knowledge, experience and expertise required by the Company.

The long-term incentive value granted to each Executive Officer is expressed as a percentage of base salary. Decisions with respect to 2012 long-term incentive grants for Executive Officers were made consistent with the objectives and processes described herein, and the pay mix illustrated on page 50. In 2012, long-term incentive targets were set to support the compensation philosophy of targeting total direct compensation at the 50th percentile of Talisman's North American peer group.

	2012 Long-Term Incentives	2012 Weighting of Long-Term Incentives
Position	Target (as a % of salary earnings)	Stock Options (%)	PSUs (%)	Performance Based EDSUs (%)

President and Chief Executive Officer (Mr. Kvisle)	450			100

Operations and Exploration Officers	300	25	75

Chief Financial Officer	270	25	75

Other Executive Officers	250	25	75

Former President and Chief Executive Officer (Mr. Manzoni)	400	25	75

For 2012, the HRC approved a change to the pay mix in the LTIP, moving to 75% weighted to performance share units ("PSUs") and 25% weighted to stock options. Adjusting the mix of the LTIP plans increased the weighting of the pay for performance elements within the total rewards framework. Mr. Kvisle's LTIP grant is in the form of performance-based EDSUs as this vehicle will continue to be appropriate should he continue as a member of the Board following his term as President and Chief Executive Officer.

For 2012, the HRC approved an increased long-term incentive target of 400% of base salary for the CEO and 300% of base salary for the Operations and Exploration Executive Officers. In order to maintain market median target total direct compensation with slightly lower salary and resulting variable pay, the long-term incentive target for the CEO was reconsidered when Mr. Kvisle was hired and increased to 450% of base salary. Further discussion of Mr. Kvisle's compensation package and long-term incentive awards is provided in the section "CEO Appointment and Compensation" on pages 65 and 66.

For 2013, for all executives other than the CEO, in response to the strategic shift of the Company, the HRC approved further adjusting the pay mix to provide 100% of LTIP in PSUs. Additionally, for 2013, in order to maintain market median target total direct compensation, the HRC approved increasing the long-term incentive target to 330% of base salary for the regional Operations Executive Officers.

MANAGEMENT PROXY CIRCULAR       57

Context for Granting Long-Term Incentives

The Board of Directors has responsibility for reviewing and approving the granting of long-term incentives to the President and CEO, following a recommendation from the HRC. The HRC has responsibility for reviewing and approving the granting of long-term incentives to the remaining Executive Officers.

Approval for long-term incentives includes:

•
Setting out the number of stock options, PSUs and/or EDSUs to be granted to Executive Officers; and

•
Setting out the parameters and authorities for approving other stock option, PSU and/or EDSU grants throughout the year for promoted or newly appointed Executive Officers.

As part of Talisman's philosophy of rewarding Executive Officers commensurate with the performance of the Company, long-term incentives comprise a significant portion of the pay mix. Talisman's LTIP does not provide mechanisms by which Executive Officers can monetize unvested equity awards.

Stock Options (Option-Based Awards)

The HRC determines, subject to compliance with securities legislation, the date or future date of grant and defines the method by which the exercise price of the stock options will be determined, thereby eliminating any management discretion in determining the strike price of stock options. Pursuant to the terms of Talisman's Employee Stock Option Plan ("ESOP"), the strike price may not be less than the mean of the high and low reported prices at which Common Shares were traded on the TSX on the last business day before the date on which the option was granted, and the number of options that may be granted to any one individual shall not exceed 5% of the total number of Common Shares outstanding at the date of adoption of the ESOP.

Stock options are intended to be market competitive and forward-looking; they are not granted to reflect or reward prior year performance. As such, previous option-based awards are not taken into account when considering new grants. Stock options generally vest after three years and expire on the 10th anniversary of issuance.

Performance Share Units (Share-Based Awards)

2009 to 2012 PSU Grants

The PSU plan is strictly performance-based and intended to reward Executive Officers for the Company's performance against specific corporate goals and objectives.

PSUs are notional share equivalents based on the value of the Company's underlying Common Shares. The HRC has historically set the performance targets for each three-year performance cycle of the PSUs. The number of PSUs that vest following the three-year performance cycle are subject to the Company's achievements against predetermined performance targets. The vesting performance factor can range from 0%-150% of the number of PSUs granted, and the vested PSUs are settled after tax in the form of Talisman Common Shares, which are purchased by the Company on the open market. Participants in the PSU Plan are credited with additional PSUs corresponding to any associated dividend payments (referred to as "dividend equivalent PSUs").

The intent of the metrics set for the 2009 to 2012 PSU grants was to drive executive performance in delivering profitability and growth, both in the short and long term, through the Company's business of finding, developing, producing, transporting and marketing crude oil, natural gas and natural gas liquids in a safe and responsible manner which was timely and within the approved budgetary context. Within the context of the Company's previous strategy, the HRC approved the following metrics to be measured over a three-year period for the PSUs granted from 2009 to 2012 in determining this annual share incentive:

•
Recycle Ratio;

•
Total Proved Reserves Replacement Ratio; and

•
Exploration Resource Additions.

58       TALISMAN ENERGY

Recycle Ratio is calculated as follows:

The basic premise behind the Recycle Ratio is that if the renewal of the asset base (reserves) is being done at less cost than the current realization (operating profit or netback), then future profitability or efficiency will be increased. As such, the higher the Recycle Ratio, the greater the profitability will be for the Company.

Total Proved Reserves Replacement Ratio is calculated as follows:

If the ratio is greater than one, then the reserve base of the Company is growing. Conversely, if the ratio is less than one, the reserve base of the Company is shrinking.

Exploration Resource Additions measure the amount of contingent resources that are added to the Company's portfolio. Only Exploration Resource Additions from organic activities (commonly referred to within the oil and gas industry as additions "through the drill bit") are used in the calculation of this performance metric; resource additions through inorganic means – such as by way of acquisitions – will be excluded from the calculation. In addition, only the Company's working interest share is included in the determination of the Exploration Resource Additions.

The metrics listed above are intended to be transparent to the participants in Talisman's PSU plan as well as to the market. In approving the performance metrics listed above, the HRC determined that Total Proved Reserves Replacement Ratio, as a short-to-medium term growth metric, was appropriately balanced by Exploration Resource Additions, which focuses on longer term renewal of resource base. As the timeline from discovery of resources to booking proved reserves is often many years, the incorporation of Exploration Resource Additions as a vesting metric ensures that corporate focus is maintained on longer term exploration success.

The HRC also determined that all factors involved in the determination of Recycle Ratio, except price and royalties, are controllable elements of the business that ultimately drive performance. The pre-tax recycle ratio will be normalized for price and exchange rates, removing the largest external factors from the determination of performance. In the same way as for the Recycle Ratio, the reserves additions will be normalized for price, giving a more accurate reflection of actual performance, eliminating the "rising or falling tide" effect of commodity prices.

All metrics are measured on a three-year average basis to address the uneven cycle of longer term international projects. The three metrics will be balanced when determining the final PSU vesting percentage. Together, Total Proved Reserves Replacement Ratio and Exploration Resource Additions will account for approximately half of the vesting, with the other half directionally weighted to Recycle Ratio. The weightings, which are intended to show the relative importance of each metric to Talisman's long-term business success, are subject to the final discretion of the HRC. In determining the final vesting percentage, the HRC may consider internal business changes and other qualitative factors and their impact on the performance reached.

MANAGEMENT PROXY CIRCULAR       59

Assessment of 2010 PSU Grant Performance Period

The metrics and targets for the 2010 PSU grants are provided in the table below.

	Three-Year Rolling Average Performance
	PSU Vesting
Metrics	0%	50%	100%	150%

Recycle Ratio	<1.0	1.0	1.5	1.8

Total Proved Reserves Replacement Ratio	<0.75	0.75	1.3	1.7

Exploration Resource Additions (mmboe)	0	60	120	150

In determining the 2010 PSU grant settlement, each metric was carefully considered. Recycle ratio is the quotient of pre-tax netback and replacement costs, as described earlier. Data used for its calculation was derived from the Company's financial statements and normalized to the assumed economic environment when the 2010 grant was made. Normalized Recycle Ratio adjusts the actual oil and gas revenues and operating and capital costs to the assumptions made for commodity price and foreign exchange rates at the time the 2010 PSUs were originally granted. The Total Proved Reserves Replacement Ratio is derived from reserves disclosure and excludes any revision due to price. Exploration Resource Additions have been determined through an internal Company process based on the SPE Petroleum Management System for contingent resources and also includes a review and approval by Talisman's Internal Qualified Reserves Evaluator ("IQRE").

The table below outlines the results achieved.

	2010	2011	2012	Three-Year Average[1]	Score	Final Weighting	2010 PSU Grant Settlement

Actual Recycle Ratio	1.83x	1.82x	0.82x	1.48x

Normalized Recycle Ratio	1.22x	1.32x	0.64x	1.01x	52%	50%	26%

Total Proved Reserves Replacement Ratio	164%	157%	97%	139%	112%	25%	28%

Exploration Resource Additions (mmboe)	71	241	129	147	144%	25%	36%

						100%	90%

1.
Normalized for foreign exchange and product pricing assumption changes, and major business decisions subsequent to target setting which should be set apart from ongoing performance.

The results of the 2010 PSU grant are 90% of target based on the achievements of the Company with respect to the performance metrics of the plan. The HRC approved the settlement at this level with no additional discretion applied.

Metrics and Adjustments for the 2011 PSU Grant

The original metrics and targets set for the 2011 grant are as follows:

	Three-Year Rolling Average Performance
	PSU Vesting
Metrics	0%	50%	100%	150%

Recycle Ratio	<1.5	1.5	2.0	2.5

Total Proved Reserves Replacement Ratio	<1.5	1.5	1.75	2.0

Exploration Resource Additions (mmboe)	0	90	180	270

The number of PSUs that will become vested PSUs at the end of the performance period can range from 0-150% of the initial number of PSUs granted (including dividend equivalent PSUs) subject to the HRC's determination of how the target was met for each performance metric described above.

60       TALISMAN ENERGY

The table below outlines the results achieved to date:

	2011	2012	Two-Year Average[1]	Score	Final Weighting	2011 PSU Grant Settlement

Actual Recycle Ratio	1.81x	0.88x	1.19x

Normalized Recycle Ratio	1.12x	0.88x	1.02x	0%	50%	0%

Total Proved Reserves Replacement Ratio	15%	97%	127%	0%	25%	0%

Exploration Resource Additions (mmboe)	241	129	185	102%	25%	26%

					100%	26%

1.
Normalized for foreign exchange and product pricing assumption changes, and major business decisions subsequent to target setting which should be set apart from ongoing performance

The metrics that were set at the time of grant for the 2011 PSU grant are no longer aligned with the new strategic direction of the Company. For Executive Officers, past performance for this grant (prior to December 31, 2012) will be crystallized, while future performance (after December 31, 2012) will be measured against new metrics that are aligned with the new strategy. This approach provides appropriate compensation for the completed portions of the awards, and ensures the compensation program continues to be aligned with the Company's new priorities.

For the 2011 PSU grant, an assessment of Talisman's performance relative to the metrics set at the time of grant for the truncated performance period from January 1, 2011 to December 31, 2012 resulted in a performance multiple of 26%. As this time period covers two-thirds of the three-year performance period, this multiple will be applied to determine the vesting of two-thirds of the 2011 PSU grant. The remaining one-third of the 2011 PSU grant will vest based on performance against the performance metrics for the 2013 performance year. All vested portions of the 2011 PSU grant will still settle on the original settlement date, and will track shareholder experience for the entire time period from date of grant to settlement date.

2011 PSU Performance Multiple = (26% times 2/3) plus (2013 performance times 1/3)

Metrics and Adjustments for the 2012 PSU Grant

The original metrics and targets set for 2012 PSU grant are as follows:

	Three-Year Rolling Average Performance
	PSU Vesting
Metrics	0%	50%	100%	150%

Recycle Ratio	<1.3	1.3	1.5	1.8

Total Proved Reserves Replacement Ratio	<1.0	1.0	1.5	1.7

Exploration Resource Additions (mmboe)	0	90	180	270

The number of PSUs that will become vested PSUs at the end of the performance period can range from 0-150% of the initial number of PSUs granted (including dividend equivalent PSUs) subject to the HRC's determination of how the target was met for each performance metric described above.

MANAGEMENT PROXY CIRCULAR       61

The table below outlines the results achieved to date:

	2012	Score[1]	Final Weighting	2012 PSU Grant Settlement

Actual Recycle Ratio	0.49x

Normalized Recycle Ratio	0.81x	0%	50%	0%

Total Proved Reserves Replacement Ratio	97%	0%	25%	0%

Exploration Resource Additions (mmboe)	129	72%	25%	18%

			100%	18%

1.
Normalized for foreign exchange and product pricing assumption changes, and major business decisions subsequent to target setting which should be set apart from ongoing performance.

Similar to the 2011 PSU grant, the metrics that were set at the time of grant for the 2012 PSU grant are no longer aligned with the new strategic direction of the Company. For Executive Officers, past performance for this grant (prior to December 31, 2012) will be crystallized, while future performance (after December 31, 2012) will be measured against new metrics that are aligned with the new strategy. This approach provides appropriate compensation for the completed portions of the award, and ensures the compensation program continues to be aligned with the Company's new priorities.

For the 2012 PSU grant, an assessment of Talisman's performance relative to the metrics set at the time of grant for the truncated performance period from January 1, 2012 to December 31, 2012 resulted in a performance multiple of 18%. As this time period covers one-third of the three-year performance period, this multiple will be applied to determine the vesting of one-third of the 2012 PSU grant. The remaining two-thirds of the 2012 PSU grant will vest based on performance against the performance metrics for the 2013 and 2014 performance years. All vested portions of the 2012 PSU grant will still settle on the original settlement date, and will track shareholder experience for the entire time period from date of grant to settlement date.

2012 PSU Performance Multiple = (18% times 1/3) plus (2013 performance times 1/3) plus (2014 performance times 1/3)

2013 PSU Grant

For the Executive Officers, excluding the CEO, the 2013 LTIP grant will consist entirely of PSUs. For the 2013 PSU grant payable to Executive Officers, the HRC approved several changes to the metrics, vesting and range of the performance factor. The PSUs will vest over a three-year performance period, with each third of the grant becoming eligible to vest based on a one-year performance period corresponding to that portion of the grant. Vesting eligibility will be assessed by the HRC based on performance in relation to annual corporate performance as evaluated against the Board-approved 2013 CEO (Company-level) performance agreement. Up to one-third of the PSU grant will become eligible to vest on each of the first, second and third anniversaries of the grant date. PSUs that become eligible to vest in a particular year based on performance will vest and be settled on the third anniversary of the grant date. For clarity, each vested portion of the grant will track shareholder experience for the entire three-year performance period. PSUs that have been deemed by the HRC to be ineligible to vest on any of the anniversary dates are forfeited and cancelled. For the PSUs granted in 2013, the vesting performance factor can range from 50%-150% of the number of PSUs granted, and the vested PSUs are settled after tax in the form of Talisman Common Shares, which are purchased by the Company on the open market. Participants are also credited with dividend equivalent PSUs.

2013 Performance Metrics for 2011, 2012 and 2013 PSU Grants

The metrics and targets for the 2013 performance year are aligned with the annual corporate performance goals for the Company as approved by the Board of Directors. The annual metrics have been set to incentivize employee performance to set a stable foundation for implementing the Company's new strategy.

The metrics for the 2014 performance year for the 2012 and 2013 PSU grants will be set to align with the annual corporate performance targets for 2014.

62       TALISMAN ENERGY

Restricted Share Units (Share-Based Awards)

Talisman has a senior employee Restricted Share Unit ("RSU") plan whereby the HRC can approve grants of RSUs on a select basis to attract and/or retain senior employees with the knowledge, experience and expertise required by Talisman. The RSU plan is not an annual component of an Executive Officer's compensation package.

RSUs are notional share equivalents with the value of the Company's underlying Common Shares. RSUs fully vest after three years from the grant date. Participants are also credited with additional RSUs corresponding to any associated notional dividend payments (referred to as "dividend equivalent RSUs").

RSUs are settled in cash at the end of the vesting period based on the fair market value, defined as the average of the closing prices of the Common Shares on the TSX over the previous five trading days, multiplied by the number of vested RSUs.

Executive Deferred Share Units

In December 2011, the HRC approved a new Executive Deferred Share Unit Plan which is intended to promote greater alignment of long-term interests between executives and shareholders of the Company in a tax efficient manner, and support executives in reaching their share ownership guidelines. This is achieved by allowing executives to receive a portion of future Variable Pay Plan awards (up to 100% of the award) in the form of deferred share units, which represent a notional investment in Talisman shares, rather than as an immediate cash payment.

The Executive Officers' December 2011 election applied towards their 2012 variable pay, with the first grant of EDSUs pursuant to those elections in April 2013. Mr. Kvisle made his 2012 election following his appointment in September 2012, once his terms had been finalized with the Board. Mr. Kvisle indicated that he will take 100% of his Variable Pay Plan awards in the form of EDSUs each year. To this end, he has elected to take his variable pay payouts for the 2012 and 2013 performance years in the form of EDSUs.

Mr. Kvisle has also elected to receive 25% of his base salary, along with the value of some perquisite items that he would have otherwise received, in the form of EDSUs which will be granted quarterly in arrears. Mr. Kvisle will not participate in the Company's pension plan for executive officers, but will instead receive, on an annual basis, EDSUs of a value equal to the incremental compensatory value he would have accrued had he participated in the executive pension plan.

Performance-Based Executive Deferred Share Units

Mr. Kvisle will receive his LTIP awards in the form of performance-based EDSUs. The performance-based EDSUs will become eligible to vest based on a one-year performance period. Vesting eligibility will be assessed by the HRC based on performance in relation to the objectives set out in Mr. Kvisle's 2013 performance agreement. Performance-based EDSUs that have become eligible to vest in a particular year will be paid out at the later of:

i)
the date when Mr. Kvisle ceases to be an employee of the Company; and

ii)
the date when Mr. Kvisle ceases to be a director of the Company (if he continues as a member of the Board following his term as President and CEO).

Mr. Kvisle will be subject to a post-retirement ownership requirement, where he will be required to hold one Common Share for each vested performance-based EDSU that he receives, up until the third anniversary of the date of grant respective to that performance-based EDSU, net of taxes. This requirement is intended to ensure that each performance-based EDSU will track shareholder experience for at least three years from date of grant. Performance-based EDSUs that have been deemed by the HRC to be ineligible to vest, following their one-year performance period, are forfeited and cancelled. The vesting performance factor for performance-based EDSUs can range from 50%-150% of the number of performance-based EDSUs granted.

MANAGEMENT PROXY CIRCULAR       63

Benefits, Savings and Pension

  Executive Officers are eligible for Company paid executive benefits to attract and retain high quality talent.

In order to attract and retain high quality talent, Executive Officers are eligible for Company-paid executive benefits, including life insurance, accidental death and dismemberment, short-term disability, long-term disability, supplementary medical, dental, and pension plans. Pensions are intended to recognize service with Talisman, providing an income during retirement when the Executive Officer is no longer earning income from employment (refer to page 72 for specific details on pension arrangements). In addition to the above Company provided benefits, Executive Officers may contribute 5% of their annual base salary and variable pay towards Talisman's savings plan, and contributions are then matched by the Company. All funds from Talisman's savings plan are invested in Talisman Common Shares.

Perquisites

Executive Officers are eligible to receive direct or indirect personal benefits which are not generally available to all employees. Perquisites remain reasonable and competitive with market practices. While perquisites generally comprise a relatively small percentage of overall total compensation, it is a prevalent practice among Talisman's Canadian peers to maintain some level of perquisites.

The current value of the perquisite program for Executive Vice-Presidents is $35,000 which is competitive and in line with the market. This program supports the needs of the Executive Officers for increased flexibility and is more efficient to administer.

Termination and Change in Control Benefits

  In 2012, the form of employment contract for future Executive Officers was revised to require termination following a change-in-control for executives ("double-trigger") for the termination benefits to become payable. The revised contract also includes non-competition and non-solicitation provisions as well as an intellectual property provision.

Employment contracts contain change-in-control and termination provisions designed to retain Executive Officers in certain circumstances and promote continuity of management. Employment contracts allow for the payout of severance benefits to an Executive Officer if his or her employment is terminated within one year following the occurrence of specified events. The practice of including change-in-control provisions in executive employment contracts is consistent with industry peers and is influential in attracting and retaining executive talent. Refer to page 74 for more details on "Employment Contracts and Termination Arrangements".

Effective January 1, 2012, executive contracts for future Executive Officers were revised to require termination following a change-in-control for executives ("double trigger") for termination benefits to become payable. The revised contract also includes non-competition and non-solicitation provisions as well as an intellectual property provision.

Executive Share Ownership Guidelines

Talisman has executive share ownership guidelines to support Talisman's belief that share ownership aligns the interests of Executive Officers with shareholders. In calculating ownership, the aggregate value of Common Shares owned (including beneficial ownership), and the value of all unvested RSUs, vested and settled PSUs and allocated EDSUs are included. The value of stock options (vested or unvested), unvested PSUs and unvested performance-based EDSUs are not included in the calculation.

The executive share ownership guidelines are as follows:

Position	Required Share Ownership

President and Chief Executive Officer	3x annual base salary

Other Executive Officers	2x annual base salary

Individuals are provided up to five years from the implementation of amended guidelines, or from his or her appointment to an executive position, whichever is later, to reach the minimum required level of ownership. In determining an executive's ownership position, the market value of Talisman's Common Shares owned by the executive is determined as the higher of purchase price or the average of the high and low trading price on the TSX on the last trading day of the year.

See page 71 for further information on share ownership levels of Executive Officers.

In order to support Executive Officers in reaching their share-ownership guidelines, the HRC approved the Executive Deferred Share Unit Plan in December 2011. The EDSU plan is aligned with current market practice and provides executives with the choice to receive a percentage of their future variable pay earnings (up to 100%) in notional Talisman Common Shares through the receipt of deferred share units that pay out when the executive leaves the organization, rather than receiving an immediate cash payment of such variable pay.

Talisman offers this opportunity to its executives:

•
To promote greater alignment of long-term interests between executives and shareholders of the Company, in a tax efficient manner; and

•
To support executives in reaching their share ownership guidelines.

The Executive Officers' December 2011 election applied towards their 2012 variable pay, and the first grant of EDSUs pursuant to those elections will be made in April 2013.

64       TALISMAN ENERGY

CEO Departure and Compensation

  The Board approved Mr. Manzoni's separation provisions in accordance with the terms of his employment contract. Previous disclosures of pension values for Mr. Manzoni as a result of separation assumed an additional 1% annual accrual applied to all service; at the Board's discretion, this additional benefit was not provided to Mr. Manzoni. The only discretion the Board exercised in reference to Mr. Manzoni's separation was to agree to assist with relocation costs to return to the UK.

At the request of the Board, Mr. Manzoni resigned as President and CEO from Talisman Energy effective September 10, 2012. The Board approved Mr. Manzoni's separation provisions in accordance with the terms of his employment contract. The details of the separation payment to Mr. Manzoni are listed below. Also in accordance with the terms of his employment contract, Mr. Manzoni received reasonable financial, legal and executive career transitioning services. In addition, the Board agreed to assist Mr. Manzoni with his relocation costs to return to the UK. Previous disclosures of pension values for Mr. Manzoni as a result of separation assumed an additional 1% annual accrual applied to all service; at the Board's discretion, this additional benefit was not provided to Mr. Manzoni. No other discretion was applied by the Board.

Separation Terms for Mr. John A. Manzoni per employment contract

Salary	$3,450,000		2.5x annual base salary

VPP	$3,795,000		2.5x annual target variable pay

2012 Variable Pay	$1,041,700		Pro rata portion of the annual variable pay target for the portion of the current year up to the date of separation

Executive Benefits

Executive Benefits and Perquisites	$1,243,005		Lump sum equal to 15% of severance payment as compensation for loss of all other benefits
Pension	$4,007,200	[1]	Value of service credit for additional 2.5 years (and 30% tax gross up thereon)

	$13,536,905	[2]	Total Value of Severance Package

1.
This amount does not include the accrued obligation of $5,301,870 that was owed to Mr. Manzoni for his 5.03 years of accrued credited service in the Company pension plan.

2.
Upon separation, Mr. Manzoni received a total lump sum payment of $18,838,775 reflecting the value of his severance package ($13,536,905) and the accrued obligation under the pension plan ($5,301,870).

Considering that Mr. Manzoni was eligible for retirement, Mr. Manzoni's LTIP is being treated in accordance with the Company's LTIP plan terms for retirees. All unvested stock options vest immediately upon termination and may be exercised in whole or in part up to and including the earlier of the expiry date and the date which is 24 months after the termination date, after which time all stock options expire. Unvested PSUs will be pro-rated based on the number of days between the first day of the performance period for such grant and the date of retirement, plus the lesser of 365 days and the number of days remaining in such performance period.

CEO Appointment and Compensation

  The compensation values of Mr. Kvisle's rewards are aligned to the market P50 of Talisman's North American peer group, in line with the Company's executive compensation philosophy. The pay mix of the rewards is more focused on long-term incentives, placing greater emphasis on long-term pay for performance.

Mr. Kvisle's rewards are aligned to the market P50 of Talisman's North American peer group in line with the Company's executive compensation philosophy. Mr. Kvisle's pay mix of rewards is slightly more focused on long-term incentives than is market norm, placing greater emphasis on share price performance. Mr. Kvisle's annual base salary is $1,300,000; 75% of this amount will be taken in cash, while the other 25% will be taken in the form of EDSUs, granted quarterly in arrears. Mr. Kvisle will also receive EDSUs in lieu of some perquisite items that he would have otherwise received. Mr. Kvisle's variable pay target will be 110% of salary, and he has elected to take his variable pay payouts for the 2012 and 2013 performance years in the form of EDSUs. Mr. Kvisle's LTIP target is 450% of salary, and his LTIP grant is in the form of performance-based EDSUs as this vehicle will continue to be appropriate should he continue as a member of the Board following his term as President and CEO.

MANAGEMENT PROXY CIRCULAR       65

Mr. Kvisle will not participate in the Company's pension plan for Executive Officers. At the end of each year, he will be granted EDSUs of a value equal to the incremental compensatory value he would have accrued had he participated in the executive pension plan.

Harold N. Kvisle Total Rewards Package

Reward Elements	Amount

Base Salary	$1,300,000
– 75% taken in cash ($975,000)
– 25% taken in EDSUs ($325,000)

Variable Pay (Target of 110% of base salary)	$1,430,000
– 100% taken in EDSUs

Long-Term Incentives (Target 450% of base salary)	$5,850,000
– 100% taken in Performance-based EDSUs

Value of Benefits	$25,000
– Taken through regular benefits enrolments

Value of Perquisites	$45,000
– Portion taken as perquisite items ($25,000 value)
– Portion taken in EDSUs ($20,000)

Target Total Compensation (excluding pension)	$8,650,000

50th percentile of the North American Peer Group
Target Total Compensation (excluding pension)	$8,650,000

Consistent with Talisman's normal course hiring practices at this level, on October 5, 2012, Mr. Kvisle received a new hire grant of PSUs and options, equivalent to the value of an annual LTIP award. However, following this grant, the Board and Mr. Kvisle agreed that these instruments were not aligned with the key strategic objectives subsequently adopted by the Company. Concurrently, the Board agreed to a long-term incentive plan for Executive Officers, based on annual performance metrics, and consisting of PSUs for Executive Vice-Presidents and performance-based EDSUs for Mr. Kvisle. On December 6, 2012, the Board approved that the PSUs and options granted to Mr. Kvisle on October 5, 2012 would be cancelled and replaced with a new hire grant consisting of performance-based EDSUs. It was agreed at that time that the metrics for the performance-based EDSUs would reflect the key strategic objectives of the Company, as well as the metrics in the 2013 annual performance agreement.

The actual transaction date of the replacement grant was delayed until the Board could determine the performance metrics for the grant. To avoid any incremental benefit to Mr. Kvisle through changes in share price between the original grant date and the date of the replacement grant, it was decided that the number of performance-based EDSUs to be granted to Mr. Kvisle would be based upon the higher of the five-day average closing share price on October 5, 2012 and the actual grant date. On February 11, 2013, the Board approved the performance metrics for this new hire grant, to be made upon leaving trading blackout. On February 21, 2013, the outstanding PSUs and options were cancelled, and the new hire grant of performance-based EDSUs was granted.

66       TALISMAN ENERGY

Performance and Trends in Executive Compensation

The graph below shows what $100 invested in Talisman Common Shares for the period December 31, 2007 to December 31, 2012 would be worth at the end of each of the last five years and compares that to the performance of the S&P/TSX Composite, the S&P/TSX Oil and Gas Exploration and Production, and the S&P 500 Oil and Gas Exploration and Production indices. The graph assumes that all dividends are reinvested when paid, and that reinvested dividends are compounded annually.

	At December 31[1]

C$100 Investment in Base Period	2007	2008	2009	2010	2011	2012	Average Annual Return

Talisman Common Shares[2]	100.00	67.32	110.07	125.05	74.89	66.45	-7.98%

S&P/TSX Composite Total Return Index	100.00	67.00	90.48	106.41	97.14	104.13	0.81%

S&P/TSX Oil & Gas E & P Total Return Index	100.00	69.22	98.44	111.18	91.14	80.87	-4.15%

S&P 500 Oil & Gas E & P Total Return Index[3]	100.00	80.63	99.23	102.00	97.61	98.96	-0.20%

1.
Or last business day of the year.

2.
Assumes dividends are reinvested.

3.
Converted to Canadian funds.

Link between Company Performance and Executive Compensation

In keeping with Talisman's executive compensation principles, the Company's compensation programs are designed to pay for performance, and a significant portion of Executive Officers' pay is at risk. Salaries are not directly linked to share performance, but are determined by considerations of market compensation levels, individual performance, internal equity and other considerations. Variable pay is based upon an assessment of performance against operational, financial, strategic, safety and individual objectives. While there is not a direct link between variable pay and share performance, the metrics in the variable pay program are set with the intention that their achievement will create shareholder value. Company performance in 2012 was assessed to be below target levels and, as a result, variable pay awards paid out below target. The realizable value of long-term incentives awards is strongly tied to any increase (or decrease) in the Common Share price, along with the metrics in the PSU plan, which are based upon Company performance. This creates a correlation between Common Share performance and compensation earned by an individual. Talisman executives have experienced a considerable impact to the market value of their long-term incentives and personal holdings of Talisman Common Shares due to the significant decrease in Talisman's share value during 2011 and, over the last three years, total realizable pay (sum of salary, actual bonus and accrued value of LTIP) for executives has been less than 65% of their original pay opportunities.

MANAGEMENT PROXY CIRCULAR       67

Executive Compensation Tables

The following executive compensation tables summarize, for the periods indicated, the compensation of Talisman's President and CEO, the Executive Vice-President, Finance and CFO, and each of the three most highly compensated Executive Officers. Also included in these tables is John A. Manzoni, a former Executive Officer of the Company. Collectively, these individuals are referred to in this section as the Named Executive Officers ("NEOs"). Figures are reported in Canadian dollars unless otherwise specified.

Summary Compensation Table

The following table contains the compensation provided to NEOs during the year in which it was earned. Cash compensation is valued at the time that it was paid, long-term incentive compensation is valued at the time that it was granted, and pension amounts are valued at their present value.

Named Executive Officers	Year	Salary ($)		Share-Based Awards[1,2] ($)		Options- Based Awards[3] ($)		Non-Equity Annual Incentive Plan Compensation[4] ($)	Pension Value ($)	All Other Compensation[5] ($)		Total Compensation[6] ($)

Harold N. Kvisle[7]	2012	406,253	[8]	5,783,632	[9]	–		384,313	–	27,220		6,601,418
President and Chief Executive Officer

L. Scott Thomson	2012	681,250		1,356,751		452,252		476,875	577,500	79,660		3,624,288
Executive	2011	665,000		877,501		877,515		314,213	485,400	66,535		3,286,164
Vice-President,	2010	645,000		710,074		716,812		580,500	296,200	70,356		3,018,942
Finance, and Chief Financial Officer

A. Paul Blakeley	2012	678,750		1,485,005		495,014		552,333	299,300	1,130,275		4,640,676
Executive	2011	657,500		877,501		877,515		345,188	416,500	1,013,935		4,188,139
Vice-President,	2010	642,500		698,806		705,428		578,250	432,000	155,787		3,212,771
Asia-Pacific

Paul Warwick[10]	2012	433,314		2,141,252		513,755	[11]	272,988	223,500	452,346		4,037,155
Executive Vice-President, Europe-Atlantic

Anthony Meggs[12]	2012	698,750		2,475,005		825,012		–	274,900	209,041		4,482,708
Former Executive Vice-President, Special Projects

John A. Manzoni	2012	947,000	[13]	4,050,001		1,349,991		–	852,200	11,471,766	[14]	18,670,959
Former President and	2011	1,340,000		2,292,507		2,292,483		1,009,690	1,290,400	233,324		8,458,404
Chief Executive Officer	2010	1,300,500		2,007,155		2,026,236		1,950,750	854,400	246,373		8,385,414

1.
The grant date value of PSU awards is based on the number of PSUs granted multiplied by a valuation ratio of 0.75 and the average closing price of the Company's Common Shares on the TSX for the five days immediately prior to the grant date. For the PSU grants made to Messrs. Thomson, Blakeley, and Meggs in 2012, the preceding five-day average closing price was $12.70; for Mr. Warwick, the preceding five-day average closing price was $10.828 for his 2012 PSU and RSU grants. For the PSU grants made to Messrs. Thomson and Blakeley in 2011, the preceding five-day average closing price was $23.774. For the PSU grants made to Messrs. Thomson and Blakeley in 2010, the preceding five-day average closing price was $17.132. The valuation ratio is calculated by an independent consultant, and includes a discount to account for the vesting restrictions and an adjustment to reflect the performance conditions attached. The Company uses this methodology, as it is a commonly recognized way of calculating a meaningful and reasonable estimate of fair value.

2.
For the purpose of accounting and financial statements, Talisman values share-based awards as at the grant date by multiplying the share price by a forfeiture factor based on historical employee turnover. This is adjusted in subsequent periods based on the expected payout relative to target and amortized over the performance period. As such, the accounting fair value changes with each financial statement issued. As at December 31, 2012, the accounting fair value of share-based awards in 2012 to NEOs totaled $17,500,603.

3.
Option-based award values reflect grant date fair market value using the Binomial Lattice Option Pricing Model. In 2012, a binomial factor calculated by an independent consulting firm of 0.256 was applied, including the following assumptions and estimates: Contractual term = 10 years; Expected Life = 6.5 years; Volatility = 29.74%; Yield = 1.72%; Vesting = 3 year cliff; and a yield curve based on prevailing 2012 interest rates. In 2011, a binomial factor calculated by an independent consulting firm of 0.309 was applied, including the following assumptions and estimates: Contractual term = 10 years; Expected Life = 6.5 years; Volatility = 34.86%; Yield = 1.34%; Vesting = 3 year cliff; and a yield curve based on prevailing 2011 interest rates. In 2010, a binomial factor calculated by an independent consulting firm of 0.309 was applied, including the following assumptions and estimates: Contractual term = 10 years; Expected Life = 6.5 years; Volatility = 33.74%; Yield = 1.24%; Vesting = 3 year cliff; and a yield curve based on prevailing 2010 interest rates. The Company uses this methodology as it is a commonly recognized way of calculating a meaningful and reasonable estimate of fair value. For the purpose of accounting and financial statements, Talisman reports option awards as of the date of the financial statements and as such, the accounting fair value changes with each financial statement issued. As at December 31, 2012, the accounting fair value of option-based awards in 2012 to NEOs totaled $6,337,836.

4.
Amounts shown are variable payments related to the performance year indicated, paid the following April. Messrs. Kvisle and Thomson elected to receive 100% of the 2012 payment in the form of EDSUs. These EDSUs will be granted on April 1, 2013.

5.
Amounts for 2012 includes perquisites and other personal benefits, the value of the Company's Savings Plan, post-retirement benefits, life, medical, dental and long-term disability insurance premiums paid by the Company, and any service awards. Except for Messrs. Blakeley and Meggs, the perquisites and other personal

68       TALISMAN ENERGY

  benefits do not exceed the lesser of $50,000 or 10% of the total annual salary of the Executive Officer. For Mr. Blakeley, this amount includes $939,935 attributable to his ongoing assignment in Asia; these costs are part of his relocation arrangement and are in line with Talisman's normal arrangements for expatriates. For Mr. Meggs, this amount includes $121,704 for relocation amounts upon his hiring.

6.
Total Compensation reflects value of share and option-based awards at the time of grant. As at December 31, 2012, the share and option-based award values are greatly reduced; share awards are up to 50% lower, and there is a significant difference in Talisman's share price and the grant prices of the option-based awards.

7.
The amounts shown only reflect compensation payable to Mr. Kvisle as President and CEO of the Company. Prior to becoming the President and CEO of the Company on September 10, 2012, Mr. Kvisle received compensation for his service on the Company's Board of Directors. For details on the director compensation received by Mr. H. Kvisle, please see pages 34 to 38 under "Director Compensation".

8.
Represents total salary earned by Mr. Kvisle in 2012. 75% of this amount ($304,688) was paid bi-monthly through payroll, and 25% of this amount ($101,566) was delivered through a grant of 8,048 EDSUs on February 21, 2013. The grant date value of the EDSU award to Mr. Kvisle in 2012 is based on the number of EDSUs granted multiplied by the average closing price of the Company's Common Shares on the TSX for the five days immediately prior to the grant date of February 21, 2013 ($12.620).

9.
Consists of 442,645 Performance-based EDSUs granted to Mr. Kvisle February 21, 2013, which is considered as 2012 compensation because the Board approved the grant on December 6, 2012, as a replacement of the cancelled new-hire grant from October 5, 2012, and the delay in the timing of the actual grant was due to financial blackout periods and the finalization of performance metrics ($5,586,180). The grant date value of the Performance-based EDSU award to Mr. Kvisle in 2012 is based on the number of EDSUs granted multiplied by the average closing price of the Company's Common Shares on the TSX for the five days immediately prior to the grant date of February 21, 2013 ($12.620). Also includes the value of 15,646 EDSUs granted to Mr. Kvisle on February 21, 2013 in lieu of the compensatory value he would have received in 2012 if he was participating in the pension plan ($191,206), and in lieu of the value of some perquisite items he otherwise would have received ($6,247).

10.
Mr. Warwick's annual salary is 431,893 GBP. Salary and variable pay amounts for Mr. Warwick are paid in GBP and have been converted to Canadian dollars using an exchange rate of $1CDN = 0.6305GBP.

11.
As a UK based employee, Mr. Warwick received cash units in 2012, which have all of the same terms as the stock options received by other executives, except that the holder does not have the right to purchase the underlying shares of the Company. The exercise price for the cash units granted to Mr. Warwick is determined as the average of the prior day's high and low price on the TSX ($10.675).

12.
For the period from January 1, 2012 to March 31, 2012, Mr. Meggs was paid as a contract employee with an annual salary of $815,000 per year; for the period from April 1, 2012 to December 31, 2012, Mr. Meggs was paid as a permanent employee with an annual salary of $660,000 per year. Mr. Meggs did not receive a variable pay plan award for 2012. Mr. Meggs' employment with the Company was terminated on January 31, 2013.

13.
Includes a $41,135 one-time payout for unused vacation days in 2012 for Mr. Manzoni.

14.
Includes the value of Mr. Manzoni's separation package ($13,536,905), as more specifically detailed on page 65, and the value of a write down in the value of his pension, due to a change in the assumed accrual rate from 3% to 2% (-$2,197,600).

The summary compensation table above discloses the value of compensation provided to each executive for each of the three most recently completed financial years. As previously discussed in the CD&A, over this time period realizable pay (sum of salary, actual bonus and accrued value of LTIP) for the Named Executive Officers has been less than 65% of the pay opportunities represented in this table. This is due to the strong alignment between shareholder value and executive compensation that exists within the compensation programs. The significant decrease in Talisman's share value during 2011 has resulted in a significant decrease in the market value of the executive's long-term incentives and personal holdings of Talisman Common Shares.

To further understand the compensation provided the NEOs in 2012, note that:

•
The value of share-based awards for Mr. Kvisle represents the performance-based EDSUs, and non-performance based EDSUs, that were received in February 2013. These performance-based EDSUs are reflected in 2012 compensation as the grant was approved on December 6, 2012, and only delayed due to financial blackout periods and the finalization of the performance metrics. The EDSUs are included in 2012 compensation because they represent amounts paid to Mr. Kvisle in lieu of the compensatory value he would have received in 2012 if he was participating in the pension plan, and in lieu of the value of various perquisite items he otherwise would have received in 2012.

•
The value of all other compensation provided to Mr. Blakeley includes $939,935 attributable to his ongoing assignment in Asia; these costs are part of his relocation arrangement and are in line with Talisman's normal arrangements for expatriates.

•
The values of share-based and option-based awards to Mr. Meggs included a new hire award, which gave consideration to his tenure as a contract employee.

•
The values of share-based and option-based awards to Mr. Warwick included a new hire award, which gave consideration to the value of forfeited compensation from his previous employer.

•
The value of all other compensation provided to Mr. Manzoni includes the value of his severance payment. For details on the severance payment to Mr. Manzoni, please see page 65.

MANAGEMENT PROXY CIRCULAR       69

Incentive Plan Awards

Outstanding Share-Based Awards & Option-Based Awards

The following table contains the outstanding share-based and option-based awards as at December 31, 2012.

	Share-Based Awards			Option-Based Awards
Named Executive Officers	Number of Shares or Units of Shares that have not vested[1] (#)	Market or Payout Value of Share-Based Awards that have not vested[2,3] ($)	Market or Payout Value of Share-Based Awards not paid out or distributed[4] ($)	Number of Securities Underlying Unexercised Options (#)	Option Exercise Price ($)	Option Expiration Date	Value of Unexercised in-the-money Options[5,6] ($)

Harold N. Kvisle[7]	442,645	4,979,756	266,558	n/a	n/a	n/a	n/a
President and Chief Executive Officer

L. Scott Thomson	255,937	2,879,288	n/a	254,260	22.54	June 30, 2018	0
Executive Vice-President,				182,290	13.255	March 31, 2019	0
Finance and Chief				134,130	17.295	March 31, 2020	0
Financial Officer				118,340	23.92	March 31, 2021	0
				141,720	12.485	April 1, 2022	0

A. Paul Blakeley	268,797	3,023,961	n/a	100,000	8.561	March 11, 2014	268,890
Executive Vice-President,				135,000	14.018	March 8, 2015	0
Asia-Pacific				195,000	19.693	March 8, 2016	0
				201,000	20.345	April 1, 2017	0
				268,000	18.02	March 31, 2018	0
				160,590	13.255	March 31, 2019	0
				132,000	17.295	March 31, 2020	0
				118,340	23.92	March 31, 2021	0
				155,120	12.485	April 1, 2022	0

Paul Warwick	247,910	2,788,984	n/a	188,290	10.675	May 31, 2022	108,267
Executive Vice-President, Europe-Atlantic

Anthony Meggs[8]	266,037	2,992,918	n/a	258,530	12.485	April 1, 2022	0
Former Executive Vice-President, Special Projects

John A. Manzoni	531,674	5,981,328	n/a	500,000	18.225	August 31, 2017	0
Former President and				900,000	18.02	March 31, 2018	0
Chief Executive Officer				498,920	13.255	March 31, 2019	0
				379,150	17.295	March 31, 2020	0
				309,160	23.92	March 31, 2021	0
				423,040	12.485	April 1, 2022	0

1.
Aggregate number of PSUs, RSUs and performance-based EDSUs held as at December 31, 2012, including dividend equivalent PSUs, dividend equivalent RSUs and dividend equivalent performance-based EDSUs.

2.
Market or payout value of PSUs and performance-based EDSUs that have not vested is determined by multiplying the number of unvested PSUs, including dividend equivalent PSUs and dividend equivalent performance-based EDSUs by the target (i.e. 100%) performance multiplier, as described on page 58 to 62, and the closing price of the Company's Common Shares on the TSX on December 31, 2012 ($11.25).

3.
Market or payout value of RSUs that have not vested is determined by multiplying the number of unvested RSUs, including dividend equivalent RSUs, by the closing price of the Company's Common Shares on the TSX on December 31 2012 ($11.25).

4.
Market or payout value of vested EDSUs is determined by multiplying the number of EDSUs, including dividend equivalent EDSUs, by the closing price of the Company's Common Shares on the TSX on December 31 2012 ($11.25).

5.
For Mr. Blakeley, represents aggregate number of cash units and stock options held as at December 31, 2012. Mr. Blakeley was granted cash units while he was an employee of Talisman Energy (UK) Ltd.; he has since nationalized to Canada and is no longer eligible for new cash unit grants. For Mr. Warwick, represents number of cash units held as at December 31, 2012. Mr. Warwick was granted cash units in common with practice for employees based in the UK. Cash units have all of the same terms as the stock options received by other executives, except that the holder does not have the right to purchase the underlying shares of the Company.

6.
Value of stock options is calculated by subtracting the exercise price of the stock option or cash unit from the closing price of the Company's Common Shares on the TSX on December 31, 2012 ($11.25) and multiplying that amount by the number of Common Shares issuable upon exercise of the options. Value of cash units is calculated by subtracting the exercise price of the cash unit fro the closing price of the Company's Common Shares on the TSX on December 31, 2012 and multiplying that amount by the number of cash units held.

7.
Reflects awards after giving effect to all compensation decisions in respect of Mr. Kvisle for 2012. On December 6, 2012 the Board approved cancelling the 498,801 PSUs and 486,260 stock options, which were still held by Mr. Kvisle at December 31, 2012, and replacing them with a grant of Performance-based EDSUs. On February 21, 2013 the PSUs and stock options were cancelled, and Mr. Kvisle was granted 442,645 Performance-based EDSUs, with a grant date expected value of $5,586,180. Mr. Kvisle also received a grant of 23,694 EDSUs on February 21, 2013, with a grant date expected value of $299,018, in lieu of salary, perquisite and pension amounts. The values reported in this table assume that the Performance-based EDSUs and the EDSUs were outstanding on December 31, 2012. Mr. Kvisle's compensation is further described on pages 65 and 66.

8.
Upon separation on January 31, 2013, 100% of Mr. Meggs' outstanding option-based awards were cancelled, and 64% of Mr. Megg's outstanding share-based awards were cancelled.

70       TALISMAN ENERGY

Options Exercised during the Year

No stock options were exercised by the NEOs during 2012.

Incentive Plan Awards – Value Vested or Earned during the Year

The following table outlines the value of non-equity compensation earned and equity-based awards which vested during the recently completed financial year.

Named Executive Officers	Non-Equity Incentive Plan Compensation Value Earned During the Year[1] ($)	Share-Based Awards Value Vested During the Year[2] ($)	Option-Based Awards Value Vested During the Year[3] ($)

Harold N. Kvisle	384,313	0	0
President and Chief Executive Officer

L. Scott Thomson	476,875	1,181,015	0
Executive Vice-President Finance and Chief Financial Officer

A. Paul Blakeley	552,333	1,040,418	0
Executive Vice-President Asia-Pacific

Paul Warwick	272,988	0	0
Executive Vice-President Europe-Atlantic

Anthony Meggs	0	0	0
Former Executive Vice-President Special Projects

John A. Manzoni	0	3,232,352	0
Former President and Chief Executive Officer

1.
Amounts shown are variable pay related to the 2012 performance year, to be paid out in April 2013.

2.
For Messrs. Thomson, Blakeley and Manzoni, includes the value of PSUs granted in 2009 that vested and settled in 2012; the value vested is calculated by multiplying the number of PSUs, including dividend PSUs, by the performance multiple (1.04) and by the average of the high and low price of the Company's Common Shares on the TSX for the trading day immediately prior to the settlement date of March 1, 2012 ($13.805).

3.
The values noted represent the value that would have been realized by the NEO if options had been exercised on the vesting date. Where the share price on the vesting date was lower than the exercise price of the grant, a zero value is noted. Value vested is calculated by subtracting the exercise price of the option from the closing price of the Company's Common Shares on the TSX and multiplying that amount by the number of Common Shares underlying the options. None of the option-based awards vested during 2012 have been exercised by the NEOs. The value of these awards, based on a closing price of the Company's Common Shares on the TSX on December 31, 2012, is $0.

Share Ownership Table

The following table lists the value of the equity investments held by the Named Executive Officers as at December 31, 2012. Mr. Blakeley and Mr. Thomson currently satisfy the ownership guidelines. The remaining Named Executive Officers are within five years from their date of appointment and are therefore not required to have reached their share ownership levels.

Executive Officer	Restricted Share Units (#)	DSUs #		Common Shares (#)	Total Value of Equity Investment[1] ($)	Share Ownership Requirement (Multiple of Salary)[2]	Current Share Ownership Level	Date to Meet Share Ownership[3]

Harold N. Kvisle	0	44,378	[4]	36,958	1,328,146	3	1.02	September 2017

L. Scott Thomson	0	0		105,718	1,591,181	2	2.32	July 2013

A. Paul Blakeley	0	0		225,883	3,043,107	2	4.44	September 2011

Paul Warwick	56,025	0		5,270	695,629	2	1.02	May 2017

Anthony Meggs[5]	0	0		3,729	46,240	2	0.07	April 2017

1.
Reflects the value of Talisman's Common Shares using the higher of the purchase price or the closing price on the TSX on December 31, 2012 ($11.25).

2.
Share ownership as a multiple of base salary at December 31, 2012.

3.
NEOs are provided up to five years from the implementation of amended guidelines, or from the appointment to an executive position, whichever is later, to reach the minimum required level of ownership.

4.
Includes director DSUs Mr. Kvisle received while he was an independent member of the Board of Directors (prior to becoming the President and CEO on September 10, 2012). On February 21, 2013, Mr. Kvisle received an additional 23,694 Executive Deferred Share Units, in respect to compensation earned in 2012; based on the closing price on the TSX on December 31, 2012 ($11.25), these EDSUs would have increased Mr. Kvisle's total value of equity investment to $1,594,709 and his share ownership level to 1.22 times his current salary.

5.
Mr. Meggs left the Company on January 31, 2013 and has no holding requirements beyond that date.

MANAGEMENT PROXY CIRCULAR       71

Pension Plan Benefits

Effective December 31, 2010, the registered pension plan applicable to Executive Officers hired prior to July 1, 2007 (the "Pre-2007 Registered Pension Plan") was merged into a registered pension plan applicable to Executive Officers hired on or after July 1, 2007 (the "2007 Registered Pension Plan") to create the "Registered Pension Plan". The provisions of the Pre-2007 Registered Pension Plan were incorporated into the Pre-2007 Component of the Registered Pension Plan, while the provisions of the 2007 Registered Pension Plan continued as the 2007 Component of the Registered Pension Plan. The Registered Pension Plan is a funded registered pension plan providing benefits up to the prescribed maximum under the Income Tax Act (Canada).

Pensions payable are in the form of a life annuity, with a 60% survivor benefit provided to the surviving spouse in the event of death of the retired member. Early retirement benefits are available from age 55. Pension benefits are unreduced if the member is age 60 or older. Otherwise, pension benefits are reduced by 5% for each year that early retirement precedes age 60. Although future ad hoc increases are not guaranteed, Talisman has historically provided ad hoc increases to pensions in payment of about 50% of the rate of increase in the Consumer Price Index to protect the purchasing power of pensions from erosion due to increases in the cost of living. Pension benefits are not subject to any offsets such as pensions from the Canada Pension Plan or Old Age Security.

Defined Benefit Pension Plans for Executive Officers Hired or Appointed on or after July 1, 2007

Talisman provides Mr. Manzoni, the former President and CEO, Mr. Thomson, the Executive Vice-President, Finance and CFO, and Mr. Meggs, former Executive Vice-President, Special Projects, with retirement benefits through two plans, both of which are non-contributory defined benefits pension plans:

•
The 2007 Component of the Registered Pension Plan; and

•
The 2007 Supplementary Pension Plan, an unfunded non-registered supplementary executive retirement plan which provides pension benefits that exceed the prescribed maximum under the Income Tax Act (Canada). The Post-2006 Supplementary Pension Plan is secured with letters of credit held in a retirement compensation arrangement trust.

These plans are effective July 1, 2007 and cover designated Executive Officers hired or promoted on or after that date. Mr. Kvisle, the President and CEO, is not eligible to participate in these plans. As Mr. Warwick, the Executive Vice-President, Europe-Atlantic, is not a Canadian resident, he is not eligible to participate in the 2007 Component of the Registered Pension Plan. The pension benefits that would have been provided to Mr. Warwick from the 2007 Component of the Registered Pension Plan will be provided under the 2007 Supplementary Pension Plan. In addition to the NEOs listed above, four other Executive Officers accrued benefits in these plans during 2012.

The 2007 Component of the Registered Pension Plan and the 2007 Supplementary Pension Plan provide, in combination, for an annual accrual of 2% of the total of Best Average Earnings and Final Average Award. The 2007 Supplementary Pension Plan also provides an additional annual accrual of 1% of the total of Best Average Earnings and Final Average Award for retirement on or after age 60, or upon discretionary approval by the Board of Directors. This provision assists Talisman with the attraction and retention of executive talent. "Best Average Earnings" means the average of the best three years of base salary. "Final Average Award" means the average of the variable pay awarded during the last four consecutive years. Pension accruals after age 60 under the 2007 Supplementary Pension Plan are subject to the approval of Talisman.

Defined Benefit Pension Plans for Executive Officers Hired or Appointed prior to July 1, 2007

Talisman provides Mr. Blakeley, the Executive Vice-President, Asia-Pacific, with retirement benefits through two plans, both of which are non-contributory defined benefit pension plans:

•
The Pre-2007 Component of the Registered Pension Plan; and

•
The Pre-2007 Supplementary Pension Plan, an unfunded non-registered supplementary executive retirement plan which provides pension benefits that exceed the prescribed maximum under the Income Tax Act (Canada). The Pre-2007 Supplementary Pension Plan is secured with letters of credit held in a retirement compensation arrangement trust.

These plans were closed to new participants effective July 1, 2007. Mr. Blakeley was the only Executive Officer who accrued benefits in these plans during 2012.

For Executive Officers, the Pre-2007 Component of the Registered Pension Plan and the Pre-2007 Supplementary Pension Plan provide, in combination, for an annual accrual of 2% of the total of Best Average Earnings and Final Average Award. "Best Average Earnings" means the average of the best three years of base salary. "Final Average Award" means the average of the variable pay awarded during the last four consecutive years.

72       TALISMAN ENERGY

In 2004, the Company changed the pension accrual rate of the Pre-2007 Supplementary Pension Plan to provide greater flexibility in recognizing and recruiting executives with senior industry experience. The formula provides a pension accrual at a rate of 4% per year for all credited service to the earlier of seven years of participation in the Pre-2007 Registered Pension Plan or 14 years of Company service. For credited service after that date, pension is accrued at a rate of 2% per year. This enhancement provided Mr. Blakeley with an additional 2% accrual for his first 2.26 years of participation in the Pre-2007 Registered Pension Plan.

Mr. Blakeley is also entitled to a pension from the Talisman Energy (UK) Ltd. Pension Life and Scheme (the "UK Scheme") relating to his service prior to becoming an Executive Officer. The UK Scheme provides for an annual pension of 1.9% of the average of the best three years of base salary per year of service. The credited service in the UK Scheme is limited to the period prior to becoming an Executive Officer, but the average of the best three years of base salary includes service after becoming an Executive Officer. The UK Scheme is payable in British pounds. Early retirement provisions for the UK Scheme are the same as those described above, assuming Company consent is given.

Financial Position of Defined Benefit Plans

Following the methods prescribed by the Canadian Institute of Chartered Accountants ("CICA"), the Registered Pension Plan (reflecting both the Pre-2007 Component and the 2007 Component) has an excess of accrued obligations over assets of US$2,004,000 as at December 31, 2012, representing a decrease of US$39,000 over the unfunded accrued obligations of US$2,043,000 as at December 31, 2011.

The unfunded accrued obligations of the 2007 Supplementary Pension Plan are US$12,157,000 as at December 31, 2012, representing a decrease of US$2,306,000 over the unfunded accrued obligations of US$14,463,000 as at December 31, 2011.

The unfunded accrued obligations of the Pre-2007 Supplementary Pension Plan (including certain members of the defined benefit component of the Employee Pension Plan whose pension benefits exceed the prescribed maximum under the Income Tax Act (Canada) and who are also covered by the Pre-2007 Supplementary Pension Plan) are US$80,973,000 as at December 31, 2012, representing an increase of US$2,795,000 over the unfunded accrued obligations of US$78,178,000 as at December 31, 2011.

Defined Benefit Plan Table

The following table outlines estimated annual benefits, accrued obligations and compensatory and non-compensatory changes in accrued obligations in 2012 for the Executive Officers under the defined benefit pension plans. The reported values are based on actuarial assumptions and methods that are consistent with those used to calculate the accrued benefit obligation and the net benefit expense disclosed in Talisman's Consolidated Financial Statements.

Named Executive Officers	Years of Credited Service		Annual Benefits at End of Year[1] ($)	Annual Benefits at Age 65[2] ($)	Accrued Obligation at Start of Year ($)	Compensatory Change in Accrued Obligation in Year[3] ($)	Non- Compensatory Change in Accrued Obligation in Year[4] ($)	Accrued Obligation at End of Year ($)

Harold N. Kvisle[5]	N/A		N/A	N/A	N/A	N/A	N/A	N/A

L. Scott Thomson	4.500		149,800	928,600	2,239,100	577,500	299,500	3,116,100

A. Paul Blakeley	18.073	[6]	342,800	489,200	6,382,000	299,300	493,400	7,174,700

Paul Warwick	0.583		12,000	204,400	0	223,500	26,500	250,000

Anthony Meggs[7]	0.750		14,900	173,500	0	274,900	35,200	310,100

John A. Manzoni	N/A		N/A	N/A	6,621,500	852,200	25,800	N/A	[8]

1.
Annual lifetime benefit payable at age 60 based on years of credited service and actual Best Average Earnings and Final Average Award at end of year, assuming approval by the Board of Directors of the additional annual accrual of 1% for members of the 2007 Supplementary Pension Plan.

2.
Annual lifetime benefit payable at age 65 based on projected years of credited service, Best Average Earnings and Final Average Award at age 65, reflecting base salary rate at end of year and target variable pay, assuming approval by the Board of Directors of pension accruals after age 60 under the 2007 Supplementary Pension Plan.

3.
Includes current service cost plus the impact of other compensation-related items such as plan changes and pensionable earnings different than estimated.

4.
Includes interest on the accrued obligation and the impact of changes in assumptions.

5.
Mr. Kvisle is not eligible to participate in the defined benefit pension plans.

6.
Includes 11.74 years of credited service in the UK Pension Scheme for Mr. Blakeley.

7.
Mr. Meggs left the Company on January 31, 2013.

8.
There is no accrued obligation for Mr. Manzoni as at December 31, 2012 because a lump sum of $9,309,100, representing the commuted value of his pension benefits accrued under the 2007 Component of the Registered Pension Plan and the 2007 Supplementary Pension Plan and reflecting an amount of $4,007,200 for an additional 2.50 years of service and 30% tax gross up granted under the 2007 Supplementary Pension Plan pursuant to Mr. Manzoni's employment contract, offset by an amount of $2,197,600 as a result of granting pension benefits at an accrual rate of 2% which excludes the additional annual accrual of 1% for retirement on or after age 60 or upon discretionary approval by the Board of Directors, was paid to Mr. Manzoni on December 20, 2012.

MANAGEMENT PROXY CIRCULAR       73

Employment Contracts and Termination

Termination Following a Change in Control or Termination Without Cause

As at December 31, 2012, Talisman had employment contracts in place for the Executive Officers. These contracts contain provisions for payments upon termination without cause or termination following a change in control. A change in control is deemed to have occurred as a result of any of the following events:

•
Any person, partnership, entity or group acquires direct or indirect, actual or de facto control of Talisman (where "control" means the ability to elect a majority of the Board of Directors of Talisman and "group" refers to a combination of persons, partnerships, or entities, or any of the foregoing that act in concert);

•
There is any acquisition of 30% or more of the Common Shares of Talisman by any person, partnership, entity or group having entitlement to vote in the election of directors of Talisman, any such acquisition shall be deemed to constitute an acquisition of control;

•
Talisman enters into an amalgamation, arrangement, restructuring, reorganization, merger or consolidation arrangement whereby, or the ultimate effect of which is that, any person, partnership, entity or group, whosoever composed, acquires direct or indirect actual or de facto control of Talisman;

•
The shareholders of Talisman approve the liquidation, winding up or other dissolution of Talisman; and

•
The shareholders of Talisman approve the sale of all or substantially all of the assets of Talisman.

For Executive Officers hired before 2012, the termination provisions will apply if there is a termination without cause of an Executive Officer by Talisman or by an acquiring company at any time, or at the Executive Officer's election, within 12 months after any of the foregoing change-in-control events. Effective January 1, 2012, contracts for all future Executive Officers, including Messrs. Kvisle, Warwick and Meggs, were revised to require termination following a change-in-control for executives ("double-trigger") for the termination benefits to become payable.

74       TALISMAN ENERGY

A description of the Executive Officer employment contracts and long-term incentive plans follow, including a summary of potential payments in the event of a termination without cause or following a change-in-control.

Employment Contracts and Termination & Change in Control Benefits

	President and Chief Executive Officer		Executive Officers

Conditions and Obligations of Employment	•	Confidentiality Clause (applicable any time after ceasing to be an employee of the Company);	•	Confidentiality Clause (applicable any time after ceasing to be an employee of the Company).
	•	Non-Compete Clause (applicable during the term of employment with the Company and for a period of 18 months thereafter); and
	•	Non-Solicitation Clause (applicable during the term of employment with the Company and for a period of 18 months thereafter).

Severance Payment

Potential Payments in the	•	2.5x annual base salary;	•	2.0x annual base salary;
event of Termination without	•	2.5x annual target variable pay;	•	2.0x annual target variable pay;
Cause or Termination following a Change in Control[1]	•	Annual variable pay target amount in respect of the year preceding the date of notice, if the date of notice precedes the date upon which such variable pay amount would have been paid; and	•	Annual variable pay target amount in respect of the year preceding the date of notice, if the date of notice precedes the date upon which such variable pay amount would have been paid; and
	•	Pro rata portion of the annual variable pay target for the portion of the current year up to date of notice.	•	Pro rata portion of the annual variable pay target for the portion of the current year up to date of notice.

Pension Benefits

	•	An award of EDSUs equivalent to the incremental compensatory value of pension benefits that would have accrued for the current year up to the date of notice, plus credit for an additional 2.5 years, with a value equal to the contributory value of pension benefits accrued as at the date of notice plus credit for additional 2.5 years, had he participated in the pension plan.	•	All pension benefits accrued as at the date of notice, plus credit for additional 2.0 years.

If the Executive Officer has not yet attained age 55, he or she shall be entitled to a tax adjusted ("grossed up") lump sum representing the commuted value of the pension benefits calculated using an interest assumption which reflects an income tax rate of 30% on assumed investment income. The gross up is provided as a reasonable offset for the loss of tax deferral due to the payment of a taxable lump sum.

All Executive Officers

Additional Items

	•	Option to purchase the personally assigned Company vehicle;
	•	Lump sum equal to 15% of Severance Payment (above) as compensation for loss of all other benefits[2];
	•	Management termination counselling services; and
	•	Liability insurance and/or indemnity coverage.

Long-Term Incentives

Termination without Cause	•	For all executives hired after January 1, 2012, unvested stock options that vest within the notice period will vest on their original schedule and may be exercised in whole or in part up to the date which is 6 months after the vesting date, after which time all stock options expire. For Messrs. Blakeley and Thomson, all unvested stock options vest immediately upon termination and may be exercised in whole or in part up to and including the earlier of the expiry date and the date which is 24 months after the termination date, after which time all stock options expire.
	•	Unvested RSUs, including dividend equivalent RSUs, will vest if the applicable statutory, contractual or common law notice period has not expired at the end of the vesting period; and
	•	Unvested PSUs, including dividend equivalent PSUs, and unvested Performance-based EDSUs, including dividend equivalent Performance-based EDSUs, will be pro-rated based on the number of days between the first day of the performance period for such grant and the date on which the Executive Officer ceases to be employed, and shall be eligible to become vested PSUs, or performance-based EDSUs, at the end of such performance period subject to satisfaction by the HRC of the performance conditions relating to such grant.

Change in Control	•	Immediate vesting of outstanding stock options; and
	•	Unvested RSUs, including dividend equivalent RSUs, and unvested PSUs, including dividend equivalent PSUs, vest on the date of the change in control.
	•	Unvested performance-based EDSUs, including dividend equivalent performance-based EDSUs, do not vest on change in control, but do vest on termination without cause within 12 months following a change in control, subject to satisfaction by the HRC of the performance conditions relating to such grant.

1.
Following a change of control, Messrs. Blakeley and Thomson may receive these benefits by electing to terminate their employment within the following 12 months. Messrs. Kvisle, Warwick and Meggs, as well as any future executive officers, will only receive these benefits if they are terminated without cause within the 12 months following a change of control.

2.
For all executives hired after January 1, 2012, the calculation of the lump sump for loss of benefits does not include the amounts for i) the annual variable pay target in respect of the year preceding the date of notice, if the date of notice precedes the date upon which such variable pay amount would have been paid, and ii) the pro rata portion of the annual variable pay target for the portion of the current year up to date of notice. For Messrs. Blakeley and Thomson, these two amounts are included in the calculation of the lump sum for the loss of benefits.

MANAGEMENT PROXY CIRCULAR       75

The following table reflects the estimated incremental payments Executive Officers would have been entitled to in the event of termination without cause or following change in control on December 31, 2012.

Named Executive Officers	Severance Payment[1] ($)	Benefits ($)	Option-Based Awards (unvested and accelerated)[2] ($)	Share-Based Awards (unvested and accelerated)[3] Change in Control ($)	Share-Based Awards (unvested and accelerated)[4] Termination Without Cause ($)	Pension[5] ($)

Harold N. Kvisle[6]	10,016,875	1,090,781	n/a	4,979,759	1,177,223	n/a
President and Chief Executive Officer

L. Scott Thomson	2,805,875	420,881	–	2,879,288	1,591,497	2,376,900
Executive Vice-President, Finance and Chief Financial Officer

A. Paul Blakeley	2,804,125	420,619	268,890	3,023,961	1,632,775	411,200
Executive Vice-President Asia-Pacific

Paul Warwick	2,632,320	349,350	108,267	2,788,984	719,569	1,034,800
Executive Vice-President Europe- Atlantic

Anthony Meggs	2,531,250	316,800	–	2,992,918	997,639	895,400
Former Executive Vice-President Special Projects

1.
Includes the total value of severance payment as defined in the employment contract. For Mr. Kvisle, includes $2,745,000 to represent the value of EDSUs that he would receive in lieu of the incremental value of pension benefits over regular resignation or retirement benefits as of December 31, 2012, had he participated in the pension plan.

2.
Value of all unvested Stock Options based on the closing price of the Company's Common Shares on the TSX on December 31, 2012 ($11.25).

3.
Value of all unvested RSUs, including dividend equivalent RSUs, unvested PSUs, including dividend equivalent PSUs, and unvested performance-based EDSUs, including dividend equivalent performance-based EDSUs, as of December 31, 2012, based on that day's closing price per share of the Company's Common Shares on the TSX ($11.25).

4.
Value of unvested RSUs, including dividend equivalent RSUs, that would vest during the notice period, pro-rated unvested PSUs, including dividend equivalent PSUs, and pro-rated unvested performance-based EDSUs, including dividend equivalent performance-based EDSUs, based on the closing price of the Company's Common Shares on the TSX on December 31, 2012 ($11.25).

5.
Incremental value over regular resignation or retirement benefits as of December 31, 2012, including the value of the historically provided, but not guaranteed, ad hoc increases to pensions in payment of about 50% of the rate of increase in the Consumer Price Index, and resulting in total values in the event of termination following a change of control or termination without cause of $3,651,700, $7,407,600, $1,184,800 and $1,190,300 for Messrs. Thomson, Blakeley, Meggs and Warwick, respectively. Although historically not provided, for reporting purposes, the values reported assume additional annual accrual of 1% of the total of Best Average Earnings and Final Average Award for retirement on or after age 60, or upon discretionary approval by the Board of Directors.

6.
Reflects awards after giving effect to all compensation decisions in respect of Mr. Kvisle for 2012. On December 6, 2012 the Board agreed to cancel 498,801 PSUs and 486,260 stock options, which were still held by Mr. Kvisle at December 31, 2012, and replace them with a grant of Performance-based EDSUs. On February 21, 2013 the PSUs and stock options were cancelled, and Mr. Kvisle was granted 442,645 Performance-based EDSUs. These Performance-based EDSUs are included as share-based awards in this table. The EDSUs that Mr. Kvisle received on February 21, 2013, in lieu of salary, perquisite and pension amounts for 2012, are not included in this table, as they vested upon date of grant.

76       TALISMAN ENERGY

Termination Following Resignation, Retirement, Death and Termination for Cause

The following table illustrates the action taken for Executive Officers in the event of resignation, retirement, death and termination for cause:

Salary	Salary ends in the event of resignation, retirement, death or termination for cause.

Benefit Programs	Benefit programs end in the event of resignation, death or termination for cause.
Retirement: Life insurance of $150,000, reducing by 20% on the first two retirement anniversaries and a further 10% on the third retirement anniversary; medical coverage continues with lifetime maximum of $50,000 per covered person; dental coverage continues with lifetime maximum of $50,000 per covered person.

Variable Pay	Resignation: Not paid.
Retirement: Paid in respect of preceding year (if retirement date precedes the date upon which the variable pay would have been paid) and payment for current year (on pro rata basis) to be paid at same time as all employees.
Death: Paid in respect of preceding year (if death precedes the date upon which the variable pay would have been paid) and payment for current year (on pro rata basis) to be paid at same time as all employees.
Termination for Cause: Paid in respect of preceding year (if termination date precedes the date upon which the variable pay would have been paid). No payment for current year.

Long-Term Incentives	Resignation: Stock Options, RSUs and PSUs terminate at the close of business on the last business day the Executive Officer is actively at work. Unvested performance-based EDSUs are forfeited (subject to board discretion).

Retirement: Stock Options vest immediately upon retirement and may be exercised in whole or in part up to and including the earlier of the expiry date and the date which is 24 months after the retirement date, after which time all long-term incentives terminate. Unvested RSUs will be pro-rated and vest according to the percentage of vesting period elapsed. Unvested PSUs will be pro-rated based on number of days between first day of performance period for such grant and date of retirement, plus lesser of 365 days and the number of days remaining in such performance period subject to the satisfaction or waiver by HRC of the performance conditions relating to such grant. Unvested performance-based EDSUs are forfeited.

Death: Stock options vest immediately and a legal representative is entitled to exercise the long-term incentives at any time up to and including the earlier of the expiry date and 12 months after the date of death, after which time all long-term incentives terminate. Unvested RSUs will be pro-rated and vest according to the percentage of vesting period elapsed. Unvested PSUs and unvested Performance-based EDSUs will fully vest subject to satisfaction or waiver by HRC of the performance conditions relating to such grant.

Termination for Cause: Stock options will terminate five days after close of business on the last business day the Executive Officer is actively at work. All RSUs, PSUs and performance-based EDSUs are forfeited.

Pension Benefits	Resignation: Accrued pension paid as a commuted value or a deferred monthly benefit.
Retirement: Accrued pension paid as a monthly benefit, reduced for commencement prior to age 60.
Death: Pension equal to higher of actuarial equivalent of commuted value of accrued pension or 50% of accrued pension paid as a commuted value or a monthly benefit.
Termination for Cause: Accrued pension paid as a commuted value.

MANAGEMENT PROXY CIRCULAR       77

The following table reflects the estimated incremental payments Executive Officers would have been entitled to in the event of retirement or death on December 31, 2012.

Named Executive Officers	Option-Based Awards (unvested and accelerated)[1] ($)	Share-Based Awards (unvested and accelerated) Retirement ($)[2]	Share-Based Awards (unvested and accelerated)[3] Death ($)

Harold N. Kvisle[4]	0	0	4,979,759
President and Chief Executive Officer

L. Scott Thomson	0	2,332,401	2,879,288
Executive Vice-President, Finance and Chief Financial Officer

A. Paul Blakeley	268,890	2,425,377	3,023,961
Executive Vice-President, Asia-Pacific

Paul Warwick	108,267	1,571,285	2,290,854
Executive Vice-President, Europe- Atlantic

Anthony Meggs	0	1,995,278	2,992,918
Former Executive Vice-President, Special Projects

1.
The value of all unvested Stock Options is based on the closing price of the Company's Common Shares on the TSX on December 31, 2012 ($11.25).

2.
The value of pro-rated unvested RSUs, including dividend equivalent RSUs, and pro-rated unvested PSUs, including dividend equivalent PSUs and reflecting credit of one additional year, as of December 31, 2012, based on that day's closing price per share of the Company's Common Shares on the TSX ($11.25).

3.
Value of pro-rated unvested RSUs, including dividend equivalent RSUs, all unvested PSUs, including dividend equivalent PSUs, and all unvested performance-based EDSUs, including dividend equivalent performance-based EDSUs, based on the closing price of the Company's Common Shares on the TSX on December 31, 2012 ($11.25).

4.
Reflects awards after giving effect to all compensation decisions in respect of Mr. Kvisle in 2012. On December 6, 2012 the Board agreed to cancel 498,801 PSUs and 486,260 stock options, which were still held by Mr. Kvisle at December 31, 2012, and replace them with a grant of Performance-based EDSUs. On February 21, 2013 the PSUs and stock options were cancelled, and Mr. Kvisle was granted 442,645 Performance-based EDSUs. These Performance-based EDSUs are included as share-based awards in this table. The EDSUs that Mr. Kvisle received on February 21, 2013, in lieu of salary, perquisite and pension amounts for 2012, are not included in this table, as they vested upon date of grant.

78       TALISMAN ENERGY

VI.      OTHER INFORMATION

Securities Authorized for Issuance Under Equity Compensation Plans	79

Employee Stock Option Plan	79

Indebtedness of Directors and Officers	80

Interests in Informed Persons in Material Transactions	80

Shareholder Proposals	81

Additional Information	81

Directors' Approval	81

Securities Authorized For Issuance Under Equity Compensation Plans

The Company has an Employee Stock Option Plan ("ESOP") and a Director Stock Option Plan ("DSOP") pursuant to which it has granted options to purchase Common Shares of the Company. The Company intends to continue to grant options under the ESOP, but does not intend to grant any further options under the DSOP. The ESOP and DSOP (collectively the "Option Plans") are the only equity compensation plans that provide for the issuance of Common Shares from treasury and both have been approved by the shareholders.

The following table provides information as at December 31, 2012 and March 1, 2013, with respect to Common Shares authorized for issuance under the Option Plans.

Plan Category	Number of Common Shares to be issued upon exercise of outstanding options, warrants and rights (a)		Weighted average exercise price of outstanding options (b)		Number of Common Shares remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a))[1] (c)

Equity compensation plans approved by securityholders	59,836,097	(Dec. 31)	$16.28	(Dec. 31)	37,056,749	(Dec. 31)
	56,106,079	(Mar. 1)	$16.59	(Mar. 1)	39,405,457	(Mar. 1)

Equity compensation plans not approved by securityholders		–		–		–

Total	59,836,097	(Dec. 31)	$16.28	(Dec. 31)	37,056,749	(Dec. 31)
	56,106,079	(Mar. 1)	$16.59	(Mar. 1)	39,405,457	(Mar. 1)

1.
Includes Common Shares remaining available at December 31, 2012 under the DSOP, in respect of which the Company does not currently intend to grant any further options.

Employee Stock Option Plan

The purpose of the ESOP is to promote the interests, growth and development of the Company by providing employees with the opportunity to acquire an increased proprietary interest in the Company. The granting of options only has value to the extent that additional shareholder value is created over time. Options are viewed as an important aspect of total compensation for employees, serving to align their interests with those of the shareholders.

As at December 31, 2012, there were 59,836,097 Common Shares, representing 5.8% of the Company's issued and outstanding Common Shares, subject to outstanding options under the ESOP, and 30,429,749 Common Shares, representing 2.95% of the Company's issued and outstanding Common Shares, remaining available for issuance under the ESOP. (There were 56,106,079 Common Shares representing 5.43% of the Company's issued and outstanding Common Shares, subject to outstanding options under the ESOP, and 32,778,457 Common Shares, representing 3.17% of the Company's issued and outstanding Common Shares, remaining available for issuance under the ESOP, as at March 1, 2013.) The number of Common Shares subject to option in favour of any one employee shall not exceed 5% of the total number of Common Shares outstanding at the time of adoption of the ESOP.

With the exception of grants to the President and CEO, the Board has delegated to the HRC the authority to grant options pursuant to the ESOP.

The HRC may designate any permanent employee of the Company (or any of its subsidiaries) as individuals who are eligible to receive option awards under the ESOP. The vesting period of options is set at the HRC's discretion but options generally vest after

MANAGEMENT PROXY CIRCULAR       79

three years, subject to an early vesting provision in the event of a change of control, upon an employee becoming eligible to retire, or death. The term of an option, while set at the HRC's discretion, shall not extend for a period of more than 10 years from the date upon which it is granted. The grant price of an option is set by the HRC but must not be less than the mean of the high and low reported prices at which Common Shares were traded on the TSX on the last business day before the date on which such option is granted or, if no trade is reported on that day, not less than the mean of the bid and ask quotations on the TSX for the Common Shares at the close of business on that day.

In determining such eligible individuals and the number of Common Shares to be covered by an option, the HRC considers the length of service of each employee and the duties, remuneration and present and potential contribution to the success of the Company by each employee. Options are not transferable and all options may be exercised only by the optionholder, or after his or her death, only by his or her legal representative.

All options include a cash payment feature, which provides the optionholder the right to surrender the exercisable option for cancellation in return for a cash payment from the Company. The cash payment is based on the number of options cancelled, multiplied by the amount by which the market price of the Common Shares at the time of surrender (based on market trading prices the day prior to exercise) exceeds the grant price of the option. The inclusion of the cash payment feature enables the Company to provide similar benefits to optionholders without increasing the outstanding Common Shares, to the extent that optionholders use this feature. The Common Shares subject to any option that is surrendered pursuant to the cash payment feature are available for future options granted under the ESOP, as is the case for options which expire or are cancelled without having been exercised. In March 2010, the Canadian federal budget included significant changes to the taxation of cash-settled stock-based compensation to prevent stock option deductions being claimed by both employer and employee in relation to the same employment benefit. As a result, Talisman introduced a cashless exercise option feature for Canadian employees to assist in the exercise of stock options. It is not anticipated that Canadian employees will utilize the cash payment feature on a go-forward basis.

In addition, under the terms of the Company's standard employee stock option agreement, upon retirement, all unvested options will vest and will expire on the earlier of the expiry date and 24 months after an employee's retirement. Upon resignation, options are terminated on the earlier of the expiry date and the close of business on the last business day of work. In the event employment is terminated with cause, options are terminated on the earlier of the expiry date or on the fifth business day after termination. In the event employment is terminated without cause, unvested options that would vest within the notice period as determined by the Company will vest on the vest date and will expire on the earlier of the expiry date and that date which is six months after the vest date. Options already vested will expire on the earlier of the expiry date or six months following the date that the Company gives notice of termination.

The Board may, without shareholder approval, from time to time, alter or amend the ESOP provided that the maximum aggregate number of Common Shares that may be optioned or issued shall not increase (other than from adjustments due to subdivision, consolidation or reclassification of the Common Shares) and the manner of determining the grant price shall not be altered.

See page 37 of this Circular for information relating to Talisman's Director Stock Option Plan.

Indebtedness of Directors and Officers

No director, proposed nominee for director, officer (nor associates of these individuals), employee, or former director, officer or employee of the Company or any of its subsidiaries is currently indebted to the Company.

Interests of Informed Persons in Material Transactions

The Company is not aware of any material interests, direct or indirect, of any "informed person" of the Company, any proposed director of the Company, or any associate or affiliate of any informed person or proposed director, in any transaction since January 1, 2012, or in any proposed transaction which has materially affected or would materially affect the Company or any of its subsidiaries.

For the purposes of the determination above, "informed person" means: (a) a director or officer of the Company; (b) a director or officer of a company that is itself an informed person or subsidiary of the Company; (c) any person or company who beneficially owns or controls or directs, directly or indirectly, voting securities of the Company, or a combination of both, carrying more than 10% of the voting rights attached to all outstanding voting securities of the Company other than voting securities held by the person or company as underwriter in the course of a distribution; and (d) the Company after it has purchased, redeemed or otherwise acquired any of its securities, for so long as it holds any of its securities.

The Company complies with the conflict of interest requirements of the Canada Business Corporations Act on an ongoing basis. Directors and officers are required to disclose to the Company, in writing or by requesting to have it entered into the minutes of

80       TALISMAN ENERGY

meetings of directors or of meetings of committees of directors, the nature and extent of any interest that they have in a material contract or material transaction, whether made or proposed, with the Company, under certain enumerated circumstances. Directors and officers are reminded at least annually of their ongoing statutory requirement to declare their interests in a material contract or a material transaction. The Chairman may, as a result of any disclosures made, require an affected director to abstain from a vote on the relevant matter in accordance with the statutory requirements. In addition, directors must comply with the conflict of interest provisions of the Company's Policy on Business Conduct and Ethics.

Shareholder Proposals

A shareholder intending to submit a proposal at an annual meeting must comply with applicable provisions of the Canada Business Corporations Act. The Company will include a shareholder proposal in the management proxy circular prepared in connection with the annual meeting of shareholders in 2014 provided that such a proposal is received by the Corporate Secretary in the Company's principal executive office on or before December 4, 2013 and provided that such a proposal is required to be included in the Company's management proxy circular pursuant to the applicable terms of the Canada Business Corporations Act.

Additional Information

Additional information related to the Company is available on the Canadian System for Electronic Data Analysis and Retrieval ("SEDAR") at www.sedar.com. Financial information for the fiscal year ended December 31, 2012 is provided in the Company's comparative audited Consolidated Financial Statements and annual Management's Discussion and Analysis ("MD&A").

Copies of this Circular, the Annual Report, which contains the comparative audited Consolidated Financial Statements of the Company and the annual MD&A, any interim financial statements of the Company subsequent to those statements contained in the Annual Report, and the Company's Annual Information Form for the fiscal year ended December 31, 2012, as filed with Canadian securities commissions and with the SEC under Form 40-F, may be obtained without charge by contacting the Corporate and Investor Communications Department, Talisman Energy Inc., Suite 2000, 888 - 3rd Street SW, Calgary, Alberta, T2P 5C5, or by email at tlm@talisman-energy.com.

Directors' Approval

The contents and the sending of this Circular have been approved by the directors of the Company.

C. Tamiko Ohta
Vice President, Legal and Corporate Secretary

March 6, 2013

MANAGEMENT PROXY CIRCULAR       81

APPENDIX A – TERMS OF REFERENCE – BOARD OF DIRECTORS

Roles and Responsibilities

The principal role of the Board of Directors (the "Board") is stewardship of the Company with the creation of shareholder value, including the protection and enhancement of the value of its assets, as the fundamental objective. The stewardship responsibility means that the Board oversees the conduct of the business and management, which is responsible for the day to day conduct of the business. The Board must assess and ensure systems are in place to manage the risks of the Company's business with the objective of preserving the Company's assets. The Board, through the Chief Executive Officer ("CEO"), sets the attitude and disposition of the Company towards compliance with applicable laws, environmental, safety and health policies, financial practices and reporting. In addition to its primary accountability to shareholders, the Board is also accountable to employees, government authorities, other stakeholders and the public.

A. Primary Responsibilities

The principal responsibilities of the Board required to ensure the overall stewardship of the Company are as follows:

1.
the Board must ensure that there are long term goals and a strategic planning process in place. The CEO, with the approval of the Board, must establish long term goals for the Company. The CEO formulates the Company's strategy, policies and proposed actions and presents them to the Board for approval. The Board brings objectivity and judgment to this process. The Board ultimately approves, on an annual basis, the strategic plan which takes into account, among other things, the opportunities and risks of the Company's business;

2.
the Board must identify and have an understanding of the principal risks associated with the Company's businesses, and must ensure that appropriate systems are in place which effectively monitor and manage those risks;

3.
the Board must ensure that processes are in place to enable it to monitor and measure management's, and in particular the CEO's, performance in achieving the Company's stated objectives. These processes should include appropriate training, development and succession planning of management;

4.
the Board must approve the CEO's compensation;

5.
the Board shall satisfy itself as to the business and professional integrity of the CEO and other executive officers and that the CEO and other executive officers create a culture of integrity throughout the Company;

6.
the Board must ensure that the necessary internal controls and management systems are in place that effectively monitor the Company's operations and ensure compliance with applicable laws, regulations and policies;

7.
the Board must monitor compliance with the Company's Policy on Business Conduct and Ethics;

8.
the Board must ensure that processes are in place to properly oversee Company sponsored pension plans; and

9.
the Board must ensure the Company has a communications program in place which effectively communicates with and receives feedback from shareholders. The Board must also ensure that the Company has appropriate processes in place to effectively communicate with employees, government authorities, other stakeholders and the public.

B. Non Delegable Responsibilities

Pursuant to the Canada Business Corporations Act (the "Act"), various matters are considered of such importance so as to warrant the attention of all Directors and, accordingly, the Act prescribes that such matters either cannot be delegated or may only be delegated in a qualified or partial manner:

1.
the submission of items to shareholders for their approval;

2.
the filling of a vacancy among the directors or in the office of auditor;

3.
the appointment of additional directors;

4.
the issue of securities;

5.
the declaration of dividends;

6.
the purchase, redemption or other acquisition of the Company's own shares;

7.
the payment of certain commissions prescribed by the Act;

8.
the approval of a management proxy circular;

9.
the approval of annual financial statements;

82       TALISMAN ENERGY

10.
the adoption, amendment or repeal of by laws; and

11.
the review and approval of

(a)
the content and filing of the Company's statement of reserves data and other oil and gas information;

(b)
the filing of the report on reserves data by the Company's Qualified Reserves Evaluator or Auditor; and

(c)
the content and filing of the Company's report of management and directors on oil and gas disclosure.

C. Typical Board Matters

The following is not an exhaustive list but typifies matters generally considered by the Board in fulfilling its responsibility for stewardship of the Company. The Board may determine it appropriate to delegate certain of these matters to committees of the Board:

1.
appointment of officers, other than executive officers;

2.
considering the appropriate size of the Board, with a view to facilitating effective decision making;

3.
adopting a process to consider and assess the competencies and skills of each Board member and the Board as a whole;

4.
determining the remuneration of directors and auditors;

5.
reviewing and recommending to shareholders, changes to capital structure;

6.
approving the Company's long term strategy and the annual capital expenditure plan of the Company and its subsidiaries and where appropriate any supplementary capital plan;

7.
approving banking, borrowing and investment policies;

8.
determining dividend policy;

9.
developing the Company's approach to corporate governance including, without limitation, developing a set of corporate governance principles and guidelines;

10.
approving the holding, location and date of meetings of shareholders;

11.
appointing members to committees of the Board of Directors and approving Terms of Reference for and the matters to be delegated to such committees;

12.
granting any waivers from the Company's Policy on Business Conduct and Ethics for the benefit of the Company's directors or executive officers;

13.
granting and delegating authority to designated officers and employees including the authority to commit capital, open bank accounts, sign bank requisitions and sign contracts, documents and instruments in writing;

14.
determining the number of directors and recommending nominees for election by the shareholders;

15.
approving amendments to the Company's Employee Savings Plan, Employee Stock Option Plan, Director Stock Option Plan, employee benefits plans, or such other plans as the Company approves from time to time;

16.
approving the funding policy for the Company's defined benefit pension plans, including decisions related to surplus withdrawals and contribution holidays;

17.
approving the acquisition or disposition or certain corporate assets; and

18.
appointing the Company's transfer agents and registrars.

D. Board Committees

The Board of Directors has the authority to appoint a committee or committees of the Board and may delegate powers to such committees (with the exceptions prescribed by the Act). The matters to be delegated to committees of the Board and the constitution of such committees are assessed annually or more frequently as circumstances require. The following committees are ordinarily constituted:

1.
the Governance and Nominating Committee, to deal with governance of the Company and the nomination and assessment of Directors;

2.
the Audit Committee, to deal with financial reporting and control systems;

3.
the Human Resources Committee, to deal with the assessment of management and succession to key positions and compensation within the Company;

MANAGEMENT PROXY CIRCULAR       83

4.
the Reserves Committee, to deal with matters relating to the Company's oil and gas reserves and related reporting;

5.
the Health, Safety, Environment and Corporate Responsibility Committee, to deal with health, safety and environment matters as well as the Corporate Responsibility Report; and

6.
the Executive Committee, to deal with general corporate matters and matters which are incidental to previous Board authorizations.

E. Pension Management Committee

The Board of Directors has the authority to establish a Pension Management Committee, comprised of officers of the Company, to deal with employee pension plans and related matters and may delegate powers to such committee (with the exceptions prescribed by the Act). The members of the Pension Management Committee will be appointed by the CEO. The matters to be delegated to the Pension Management Committee and the constitution of such committee are assessed annually or more frequently as circumstances require.

Composition and Procedure

The Board of Directors is elected annually by shareholders and consists of a minimum of four directors and a maximum of 20 directors, as determined from time to time by the Directors. The number of Directors to be elected at shareholders' meetings is currently fixed at eleven. While the election of directors is ultimately determined by the shareholders, it is the policy of the Board that a majority of the Directors as well as the Chairman of the Board be independent (as defined under applicable stock exchange rules and securities laws).

The Chairman of the Board presides as Chair at all meetings of the Board and shareholders of the Company. The Corporate Secretary or, in the absence of the Corporate Secretary, an Assistant Corporate Secretary attends all meetings of the Board and shareholders and records the proceedings thereof. The Corporate Secretary prepares and keeps minutes and records of all meetings of the Board.

Meetings of the Board of Directors, including telephone conference meetings, are to be held at such time and place as the Chairman of the Board, the President and CEO, an Executive Vice President who is a Director, or any two Directors may determine. Notice of meetings shall be given to each Director not less than 48 hours before the time of the Meeting. Meetings of the Board of Directors may be held without formal notice if all of the Directors are present and do not object to notice not having been given, or if those absent waive notice in any manner before or after the Meeting.

Notice of Meeting may be delivered personally, given by mail, facsimile or other electronic means of communication.

Fifty percent of the Directors then in office and in attendance constitutes a quorum at any meeting.

Each Board member is expected to attend Board meetings and meetings of committees of which he or she is a member and to become familiar with deliberations and decisions as soon as possible after any missed meetings. In that regard, members of the Board are expected to prepare for Board (and committee) meetings by reviewing meeting materials distributed to members of the Board, to the extent feasible, in advance of such meetings. Matters of a confidential or sensitive nature may be discussed at Board (or committee) meetings without advance distribution of meeting materials to members of the Board. It is expected that members of the Board will actively participate in determining and setting the long and short term goals and interests of the Company.

In recognition of its independence, the Board shall have the opportunity to hold discussions without management present upon completion of all meetings of the Board.

A resolution in writing signed by all the Directors entitled to vote on that resolution at a meeting of the Directors is as valid as if it had been passed at a meeting of the Directors. A copy of any such resolution in writing is kept with the minutes of the proceedings of the Directors.

At meetings of the Board, any matter requiring a resolution of the Directors is decided by a majority of the votes cast on the question.

The Board shall ensure that there is a process in place for annually evaluating the effectiveness of the Board, the committees of the Board and individual directors.

84       TALISMAN ENERGY

APPENDIX B – ADVISORIES

This Circular contains information that constitutes "forward looking information" or "forward looking statements" (collectively, "forward looking information") within the meaning of applicable securities legislation. This forward looking information includes, but is not limited to, statements regarding: business strategy, priorities, plans, goals, objectives and outcomes; and other statements about possible future events, conditions, results of operations or performance. The factors or assumptions on which the forward looking information is based include: assumptions inherent in current guidance; projected capital investment levels; the flexibility of capital spending plans and the associated sources of funding; the successful and timely implementation of capital projects; the continuation of tax, royalty and regulatory regimes; ability to obtain regulatory and partner approval; commodity price and cost assumptions; and other risks and uncertainties described in filings made by the Company with securities regulatory authorities. The Company believes the material factors, expectations and assumptions reflected in the forward looking information are reasonable, but no assurance can be given that these factors, expectations and assumptions will prove to be correct. Forward looking information for periods past 2013 assumes escalating commodity prices. Closing of any transactions will be subject to receipt of all necessary regulatory approvals and completion of definitive agreements.

Undue reliance should not be placed on forward looking information. Forward looking information is based on current expectations, estimates and projections that involve a number of risks which could cause actual results to vary and in some instances to differ materially from those anticipated by Talisman and described in the forward looking information contained in this Circular. The material risk factors include, but are not limited to: the risks of the oil and gas industry, such as operational risks in exploring for, developing and producing crude oil and natural gas, market prices and demand and unpredictable facilities outages; risks and uncertainties involving geology of oil and gas deposits; uncertainty related to securing sufficient egress and markets to meet shale gas production; the uncertainty of reserves and resources estimates, reserves life and underlying reservoir risk; the uncertainty of estimates and projections relating to production, costs and expenses, including decommissioning liabilities; risks related to capital allocation decisions, including potential delays or changes in plans with respect to exploration or development projects or capital expenditures; fluctuations in oil and gas prices, foreign currency exchange rates, interest rates and tax or royalty rates; the outcome and effects of any future acquisitions and dispositions; health, safety, security and environmental risks, including risks related to the possibility of major accidents; environmental regulatory and compliance risks, including with respect to greenhouse gases and hydraulic fracturing; uncertainties as to the availability and cost of credit and other financing and changes in capital markets; risks in conducting foreign operations (for example, civil, political and fiscal instability and corruption); risks related to the attraction, retention and development of personnel; changes in general economic and business conditions; the possibility that government policies, regulations or laws may change or governmental approvals may be delayed or withheld, including those with respect to shale gas drilling; and results of the Company's risk mitigation strategies, including insurance and any hedging activities.

The foregoing list of risk factors is not exhaustive. Additional information on these and other factors which could affect the Company's operations, financial results or strategy are included in Talisman's most recent Annual Information Form. In addition, information is available in the Company's other reports on file with Canadian securities regulatory authorities and the United States Securities and Exchange Commission. Forward looking information is based on the estimates and opinions of the Company's management at the time the information is presented. The Company assumes no obligation to update forward looking information should circumstances or management's estimates or opinions change, except as required by law.

Unless otherwise stated, production volumes and reserves estimates are stated on a company interest basis prior to the deduction of royalties and similar payments. In the US, net production volumes and reserve estimates are reported after the deduction of these amounts. US readers may refer to the table headed "Continuity of Net Proved Reserves" in Talisman's most recent Annual Information Form for a statement of Talisman's net production volumes by reporting segment that are comparable to those made by US companies subject to SEC reporting and disclosure requirements.

The total proved reserves replacement ratio was calculated by dividing the sum of yearly changes (discoveries, extensions and additions and other revisions, before acquisitions and dispositions and excluding total proved price revisions) to estimated proved oil and gas reserves during 2012 by the Company's production for 2012. The Company uses reserves replacement ratio as an indictor of the Company's ability to replenish annual production volumes and grow its reserves. It should be noted that total proved reserves replacement ratio is a statistical indicator that has limitations. As an annual measure, the ratio is limited because it typically varies widely, based on the extent and timing of new discoveries, project sanctioning and property acquisitions. Its predictive and comparative value is also limited for the same reasons. In addition, since the ratio does not include cost, value or timing of future production of new reserves, it cannot be used as a measure of value creation.

Throughout this Circular, barrels of oil equivalent (boe) are calculated at a conversion rate of six thousand cubic feet (mcf) of natural gas for one barrel of oil (bbl). This Circular also includes references to mcf equivalents (mcfes) which are calculated at a conversion rate of one barrel of oil to six thousand cubic feet of gas. Boes and Mcfes may be misleading, particularly if used in isolation. A boe conversion ratio of 6mcf:1bbl and an mcfe conversion ratio of 1bbl:6mcf are based on an energy equivalence conversion method primarily applicable at the burner tip and do not represent a value equivalency at the well head.

MANAGEMENT PROXY CIRCULAR       85

In this Circular, references to Talisman's "portfolio" are intended to describe Talisman's global assets and interests.

Reserves replacement costs are used by the Company to determine the cost of reserves additions in a particular time period. This is calculated as the quotient of exploration and development capital (including discontinued operations and excluding midstream capital) and proved reserve additions. The replacement costs reported may not be comparable to similarly titled measures used by other companies as they may not reflect full cycle replacement costs. As such, the predictive and comparable value of replacement costs is limited.

Included in this Circular are references to financial measures commonly used in the oil and gas industry: free cash flow and EBITDA (earnings before interest, taxes, depreciation and amortization normalized to target prices). These terms are not defined by IFRS. Consequently, they are referred to as a non-GAAP measures. Talisman's reported results of such measures may not be comparable to similarly titled measures reported by other companies. Free cash flow is used by management to assess the amount of funds available for reinvestment or to reduce debt levels or return to shareholders. Free cash flow is the net of cash provided by operating, investing and financing activities before the repayment or issuance of long-term debt. EBITDA is used by management to evaluate the performance of pre-tax operational activities on a comparable basis between periods.

Dollar amounts are presented in Canadian dollars, except where otherwise indicated. Unless otherwise indicated, the financial information in this Circular is presented in accordance with International Financial Reporting Standards (IFRS). IFRS differs from generally accepted accounting principles in the US. See notes to Talisman's Annual Financial Statements for information concerning significant differences between IFRS and US generally accepted accounting principles.

86       TALISMAN ENERGY

TALISMAN ENERGY INC.

Suite 2000, 888 – 3rd Street SW
Calgary, Alberta, Canada T2P 5C5

P 403.237.1234  F 403.237.1902
 E tlm@talisman-energy.com

www.talisman-energy.com

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  Exhibit 99.2